# THE SARATOGA ADVANTAGE TRUST
# ANNUAL REPORT
### AS OF AUGUST 31, 2003

## CLASS A, B, and C SHARES

## TABLE OF CONTENTS



**This report is authorized for distribution only to shareholders and to others who have received a copy of the prospectus.**

## TRUSTEES AND OFFICERS



**Investment Manager**

Orbitex-Saratoga Capital Management, LLC
1101 Stewart Avenue, Suite 207
Garden City, NY 11530-4808

**Distributor**

Orbitex Funds Distributor, Inc.
Metro Center
One Station Place
Stamford, CT 06902

**Transfer and Shareholder Servicing Agent**

Gemini Fund Services, LLC
4020 South 147th Street, Suite 2
Omaha, NE 68137

**Custodian**

The Bank of New York
100 Church Street, 10th Floor
New York, NY 10286

# THE SARATOGA ADVANTAGE TRUST

## Annual Report to Shareholders

October 23, 2003

Dear Shareholder:

We are pleased to provide you with this annual report on the investment strategies and performance of the portfolios in the Saratoga Advantage Trust (the "Trust"). This report covers the twelve months from September 1, 2002 through August 31, 2003.

## ECONOMIC OVERVIEW

The economy is showing consistent signs of growth. Supported by low interest rates and low inflation rates, the Gross Domestic Product (GDP) grew at an annualized rate of 3.3% during the second quarter of 2003, while productivity advanced during the second quarter by a healthy 6.8%. Productivity is a measurement that determines how efficiently the economy is growing. It basically measures how many hours of labor it takes to produce the goods and services in our economy. A primary way that companies increase productivity is through technological advancements. When technological advancements are effectively implemented less labor should be needed to produce the same amount of goods previously produced. A high level of productivity at the beginning of an economic expansion frequently negatively impacts new job growth resulting in an increase in the level of unemployment. The recent economic recovery started with elevated productivity, and it has been deemed a jobless recovery thus far. The past three expansions that started with strong productivity all had a significant lag-time before new jobs were created. History reveals that economic expansions were well established before employment growth started. This is logical because during a recession companies typically downsize and try to become more efficient in order to stay competitive. As the reduced labor force implements new productivity methods the result should be increased corporate earnings potential and sound economic expansion. Businesses should then be in a position to add to their labor forces, which should result in a decline in the unemployment level.

## REDEMPTION FEE

To help protect the interests of shareholders of the Trust, a redemption fee will take effect on or about November 1, 2003 to discourage "market timing" activity, as follows: shareholders will be charged a redemption fee of 2% of the value of the shares being redeemed if they redeem their shares of a Trust portfolio within 90 days of purchase. The redemption fee is paid directly to the Trust's portfolio from which the redemption is made and is designed to offset brokerage commissions, market impact, and other costs associated with short-term trading. For purposes of determining whether the redemption fee applies, the shares that were held the longest will be redeemed first. The redemption fee will not apply to shares that are sold which have been acquired through the reinvestment of dividends or distributions paid by the Trust's portfolio. The redemption fee may not apply on certain accounts such as 401(k) plans, however it does apply to redemptions made for exchange purposes within 90 days of purchase. In addition, Orbitex-Saratoga Capital Management, LLC retains the right to waive the redemption fee in its sole discretion on a case-by-case basis.



## NEW ADVISOR

I am pleased to inform you that effective October 9, 2003 Reich & Tang Asset Management, LLC is the new investment advisor of the Saratoga Advantage Trust's U.S. Government Money Market Portfolio (the "Saratoga Money Market Portfolio"). Reich & Tang is one of America's leading money market fund management firms with total assets under management of over $14 billion. Reich & Tang has been an investment advisor since 1970 and advises pension trusts, profit-sharing trusts and endowments. Please visit our website at www.saratogacap.com for additional information.

## SUCCESSFUL INVESTING REQUIRES DISCIPLINE AND PATIENCE

Try to stay focused on your long-term investment goals. Don't let short-term stock and bond market fluctuations or investment manias change your long-term investment strategy. The Saratoga Advantage Trust's portfolios are managed by some of the world's leading institutional investment advisory firms. Combining the strength of the Trust's performance with a well-designed asset allocation plan can help you to achieve your long-term investment goals.

Following you will find specific information on the investment strategy and performance of the Trust's portfolios. Please speak with your financial advisor if you have any questions about your investment in the Trust or your allocation of assets among the Trust's portfolios.

We remain dedicated to serving your investment needs. Thank you for investing with us.

Best wishes,

Bruce E. Ventimiglia

Bruce E. Ventimiglia
Chairman, President and
Chief Executive Officer

# LARGE CAPITALIZATION VALUE PORTFOLIO

Advised by:

## OpCap Advisors

New York, New York

*Objective: The Portfolio seeks total return consisting of capital appreciation and dividend income.*

| Total Aggregate Return for the Period Ended August 31, 2003 | Large Capitalization Value Portfolio (Class B) | Morningstar Large Value Average[1] | S & P/Barra Value Index[2] |
|---|---|---|---|
| Inception: 1/4/99 - 8/31/03* | -2.8% | 0.4% | -0.4% |
| One Year: 9/1/02 - 8/31/03 | 11.9% | 6.2% | 14.2% |
| Six Months: 3/1/03 - 8/31/03 | 21.9% | 17.8% | 24.0% |

| Total Aggregate Return for the Period Ended August 31, 2003 | Large Capitalization Value Portfolio (Class C) | Morningstar Large Value Average[1] | S & P/Barra Value Index[2] |
|---|---|---|---|
| Inception: 1/4/99 - 8/31/03* | -2.8% | 0.4% | -0.4% |
| One Year: 9/1/02 - 8/31/03 | 11.9% | 6.2% | 14.2% |
| Six Months: 3/1/03 - 8/31/03 | 21.9% | 17.8% | 24.0% |

*Annualized performance for periods greater than one year

## PORTFOLIO ADVISOR COMMENTARY

The stock market turned sharply higher in the fiscal year ended August 31, 2003, spurred by improved corporate profitability and a brightening economic picture. The Large Cap Value Portfolio produced a solid return for the year ended August 31, 2003. This result reflected the strong relative performance of our consumer discretionary and technology stocks, partially offset by the lagging returns of our industrial investments. Among individual stocks, Citigroup (banking) and EMC (data storage products) were the top contributors, both rising sharply.

The Portfolio invests in stocks priced below our estimate of their intrinsic value, such as BP, an undervalued global energy company which should benefit from increasing production of natural gas in North America. Other purchases in the second half of the fiscal year included insurer AFLAC, office products retailer Office Depot and pharmaceuticals company Sanofi-Synthelabo.

We are generally optimistic in our stock market outlook at this time. However, in our view, the overall market is currently fairly valued. For stock prices to continue to increase, we believe the economy merely needs to return to a normal, positive environment. This has been occurring and we believe will continue to gain traction. Although a measure of speculation has re-emerged in the market, particularly among some technology stocks. We continue to invest in undervalued companies with solid business fundamentals that over time should prove to be worthwhile investments for our clients.

# LARGE CAPITALIZATION VALUE PORTFOLIO
Advised by:
## OpCap Advisors
New York, New York



1.  The Morningstar Large Value Average, as of August 31, 2003, consisted of 912 mutual funds comprised of large market capitalization value stocks. Investors may not invest in the Average directly.

2.  The S&P/Barra Vlue Index is constructed by dividing the stocks in the S&P 500 Index according to price-to-book ratios. This unmanaged Index contains stocks with lower price-to-book ratios and is market capitalization weighted. The S&P/Barra Value Index does not include fees and expenses, and investors may not invest directly in the Index.

.

Past performance is not predictive of future performance. The returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemptions of the fund shares.

# LARGE CAPITALIZATION GROWTH PORTFOLIO

Advised by:

## Harris Bretall Sullivan & Smith, L.L.C.

San Francisco, California

*Objective: The Portfolio seeks capital appreciation.*

| Total Aggregate Return for the Period Ended August 31, 2003 | Large Capitalization Growth Portfolio (Class B) | Morningstar Large Growth Average[1] | S & P/Barra Growth Index[2] |
|---|---|---|---|
| Inception: 1/4/99 - 8/31/03* | -10.5% | -12.2% | -5.6% |
| One Year: 9/1/02 - 8/31/03 | 10.9% | 17.7% | 10.1% |
| Six Months: 3/1/03 - 8/31/03 | 21.5% | 22.2% | 18.0% |

| Total Aggregate Return for the Period Ended August 31, 2003 | Large Capitalization Growth Portfolio (Class C) | Morningstar Large Growth Average[1] | S & P/Barra Growth Index[2] |
|---|---|---|---|
| Inception: 1/4/99 - 8/31/03* | -10.4% | -12.2% | -5.6% |
| One Year: 9/1/02 - 8/31/03 | 11.0% | 17.7% | 10.1% |
| Six Months: 3/1/03 - 8/31/03 | 21.7% | 22.2% | 18.0% |

*Annualized performance for periods greater than one year

## PORTFOLIO ADVISOR COMMENTARY

Throughout most of the 2003 third quarter, continuing economic expansion and higher corporate profits pushed stock prices higher, while the overall market advanced from the March 2003 lows.

Corporate profits have continued a trend of upside surprises. Moreover, the quality of earnings has improved materially over the last two years as companies have adopted more conservative accounting policies. Harris Bretall believes that positive earnings reports are likely to continue into next year.

As we begin the final three months of 2003, investors are weighing the evidence for optimism cautiously. During the month of September 2003, a concern arose that the economic recovery might derail when unemployment claims jumped above the 400,000 level and non-farm payroll employment fell 93,000. Additionally, meetings of the G-7 and OPEC ended with announcements that caused the stock market to decline, as the fears of higher interest rates and higher oil prices caused some investors to doubt the current recovery.

While the arguments for caution are not without merit, Harris Bretall believes that the economy remains on a very sustainable growth path. Going forward, we expect that U.S. Gross Domestic Product ("GDP") will expand at a 3% to 4% level for the next year, which should allow corporate profits to continue to expand and capital spending to build. We believe that the benefits of a slightly weaker currency out-weigh the costs; indeed, a weaker U.S. Dollar should help boost the U.S. economy as it improves the competitive position of U.S. companies both here and abroad. In 1985, when the trade-weighted dollar declined approximately 30%, the U.S. stock market performed very well. Finally, the talk from OPEC of cutting production should not result in a significant enough rise in energy prices to materially affect economic growth.

After a strong move in stock prices, it is normal for investors to question valuations and future growth prospects. This normal level of nervousness typically keeps expectations modest and provides the opportunity for positive surprises during subsequent quarters. We remain encouraged because it is under these conditions, historically, that growth stocks, and Harris Bretall's portfolio in particular usually, do very well. We believe that: stock prices remain attractive; monetary and fiscal policy support continued economic expansion; corporate profits are nearing record levels; and worldwide GDP is expanding. Given these macro trends, Harris Bretall manages a portfolio that emphasizes growth in earnings, leveraged by an expanding economy. We expect such a portfolio will provide investors with an attractive return over the quarters ahead.

## LARGE CAPITALIZATION GROWTH PORTFOLIO
Advised by:
### Harris Bretall Sullivan & Smith, L.L.C.
San Francisco, California



1. The Morningstar Large Growth Average, as of August 31, 2003, consisted of 1,233 mutual funds comprised of large market capitalization growth stocks. Investors may not invest in the Average directly.

2. The S&P/Barra Growth Index is constructed by dividing the stocks in the S&P 500 Index according to price-to-book ratios. This unmanaged Index contains stocks with higher price-to-book ratios and is market capitalization weighted. The S&P/Barra Growth Index does not include fees and expenses, and investors may not invest directly in the Index.

   Past performance is not predictive of future performance. The returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemptions of the fund shares.

# MID CAPITALIZATION PORTFOLIO

Advised by:

## Caterpillar Investment Management Ltd.

Peoria, Illinois

*Objective: The Portfolio seeks long-term capital appreciation.*

| Total Aggregate Return for the Period Ended August 31, 2003 | Mid Capitalization Portfolio (Class A) | Morningstar Mid Capitalization Blend Average[1] | Russell Midcap® Index[2] |
|---|---|---|---|
| Inception: 6/28/02 - 8/31/03* | 3.2% | 7.6% | 9.0% |
| One Year: 9/1/02 – 8/31/03 | 12.6% | 19.5% | 21.9% |
| Six Months: 3/1/03 - 8/31/03 | 30.1% | 27.8% | 28.7% |

| Total Aggregate Return for the Period Ended August 31, 2003 | Mid Capitalization Portfolio (Class B) | Morningstar Mid Capitalization Blend Average[1] | Russell Midcap® Index[2] |
|---|---|---|---|
| Inception: 6/28/02 - 8/31/03* | 2.6% | 7.6% | 9.0% |
| One Year: 9/1/02 – 8/31/03 | 11.8% | 19.5% | 21.9% |
| Six Months: 3/1/03 - 8/31/03 | 29.7% | 27.8% | 28.7% |

| Total Aggregate Return for the Period Ended August 31, 2003 | Mid Capitalization Portfolio (Class C) | Morningstar Mid Capitalization Blend Average[1] | Russell Midcap® Index[2] |
|---|---|---|---|
| Inception: 6/28/02 – 8/31/03* | 2.5% | 7.6% | 9.0% |
| One Year: 9/1/02 – 8/31/03 | 11.9% | 19.5% | 21.9% |
| Six Months: 3/1/03 - 8/31/03 | 29.6% | 27.8% | 28.7% |

*Annualized performance for periods greater than one year

# PORTFOLIO ADVISOR COMMENTARY

With the S&P 500 <sup>TM</sup> Index up more than 25% from its March 2003 lows, sentiment is improving and money is starting to flow into the stock market again. We believed a year ago and continue to believe that much of the doomsayer pronouncements are more "noise" than constructive advice. While there are a number of reasons we believe the stock market may move higher from this level, we believe the dividend factor is one of the most important and should draw additional money back in to the market, changing the way money is invested in the future. In our opinion, with the turmoil of the last few years, investors are once again getting back to the basics of investing and focusing on total return.

As part of our analysis in managing the Portfolio, we identify companies with dividend policies we believe are likely to enhance shareholder value—those companies able to increase their dividends at a rate faster than the overall market. As these companies surface they should post premium valuations. We believe certain stocks in the consumer discretionary, technology, financials and healthcare sectors are in a position to increase their dividends and support a total-return strategy.

Indeed, much of the Portfolio's performance in the second quarter of 2003 came from higher beta stocks in the consumer-discretionary and technology sectors of the market. The rebound in technology has been supported by surveys indicating a modest pickup in demand and an expectation of a meaningful pick up in earnings during the second half of 2003 and into 2004. Our analysis suggests that continued upside earnings surprises are more likely than not in these sectors.

In an attempt to capture renewed securities trading and increased revenue in asset management we added several new companies to the Portfolio during the year. We added a position in BISYS Group, a provider of administrative, transaction, and distribution services to mutual fund and insurance companies. We also added T. Rowe Price, an asset management firm, and The Chicago Mercantile Exchange.

Furthermore, higher-beta stocks seem to be working for now, but we will continue to trade into better value opportunities as high-beta stocks meet our valuation targets. We believe the stock market is signaling that it wants to go higher. As we have experienced in the past, as the market swings from fear to greed, momentum can take it much higher than reasonable valuations would indicate. As our investment process of relative valuation raises red flags, we will determine what is driving the performance of the market and individual stocks and make adjustments accordingly.

# MID CAPITALIZATION PORTFOLIO
Advised by:
## Caterpillar Investment Management Ltd.
Peoria, Illinois



**SARATOGA ADVANTAGE TRUST**
**MID CAPITALIZATION CLASS A**
**VERSUS INDICES**

1.  The Morningstar Mid Capitalization Blend Average, as of August 31, 2003, consisted of 329 mutual funds comprised of mid market capitalization stocks.  Investors may not invest in the Average directly.

2.   The Russell Midcap[®] Index measures the performance of the 800 smallest companies in the Russell 1000 Index, which represent approximately 26% of the total market capitalization of the Russell 1000 Index.  As of the latest reconstitution, the average market capitalization was approximately $3.6 billion; the median market capitalization was approximately $2.8 billion.  The Index had a total market capitalization range of approximately $10.8 billion to $1.3 billion.  Investors may not invest in the Index directly; unlike the Portfolio's returns, the Index does not reflect any fees or expenses.

 Past performance is not predictive of future performance. The returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemptions of the fund shares.

# SMALL CAPITALIZATION PORTFOLIO

Advised by:

## Fox Asset Management LLC

Little Silver, New Jersey

*Objective: the Portfolio seeks maximum capital appreciation.*

| Total Aggregate Return for the Period Ended August 31, 2003 | Small Capitalization Portfolio (Class B) | Morningstar Small Blend Average[1] | Russell 2000 Index[2] |
|---|---|---|---|
| Inception: 1/4/99 - 8/31/03* | 10.2% | 9.1% | 5.0% |
| One Year: 9/1/02 - 8/31/03 | 18.8% | 22.9% | 29.1% |
| Six Months: 3/1/03 - 8/31/03 | 26.7% | 34.3% | 38.9% |

| Total Aggregate Return for the Period Ended August 31, 2003 | Small Capitalization Portfolio (Class C) | Morningstar Small Blend Average[1] | Russell 2000 Index[2] |
|---|---|---|---|
| Inception: 1/4/99 - 8/31/03* | 10.3% | 9.1% | 5.0% |
| One Year: 9/1/02 - 8/31/03 | 18.7% | 22.9% | 29.1% |
| Six Months: 3/1/03 - 8/31/03 | 26.7% | 34.3% | 38.9% |

*Annualized performance for periods greater than one year

## PORTFOLIO ADVISOR COMMENTARY

The Saratoga Advantage Trust Small Capitalization Portfolio provided positive returns for the fiscal year ended August 31, 2003. At this juncture, we believe that the equity markets, in general, and the small-cap market, in particular, have gotten a bit ahead of themselves, as speculation continues to positively impact the broad indices.

While there is no doubt that monetary and fiscal policies have conspired to provide a favorable underpinning to stocks, we question the premise that fundamentals justify the valuations of certain market sectors. Investors have favored lower-quality companies over those of the higher-quality ilk for most of the past year. Belief that certain low-priced companies, sporting high valuations and debt-heavy balance sheets, likely will survive has prompted traders and speculators to run their stock prices higher. This phenomenon characterizes both the early stages of market recoveries and bear market rallies, the latter of which are often mistaken for the former. In either case, market leadership by expensive, higher-risk stocks is typically not sustainable, and the market usually regains its appreciation of higher-quality companies that, by this time, offer even more attractive valuations. Importantly, this low-quality phenomenon typically lasts for months, not years, and we expect the pendulum likely will begin to swing the other way in the near term.

Although productivity gains, rising wages and low interest rates provide a positive market backdrop, continuing job losses and increasing government and household debt dampen our enthusiasm. As such, we continue to assume a moderately conservative position. While we have considerable exposure to companies whose fortunes are more closely tied to an accelerating economy, we are maintaining portfolio balance with our defensive holdings.

# SMALL CAPITALIZATION PORTFOLIO

Advised by:

## Fox Asset Management LLC

Little Silver, New Jersey



1. The Morningstar Small Blend Average, as of August 31, 2003, consisted of 355 mutual funds comprised of small market capitalization stocks. Investors may not invest in the Average directly.

2. The Russell 2000 Index is comprised of the 2,000 smallest U.S. domiciled publicly traded common stocks which are included in the Russell 3000 Index. The common stocks included in the Russell 2000 Index represent approximately 10% of the U.S. equity market as measured by market capitalization. The Russell 3000 Index is an unmanaged index of the 3,000 largest U.S. domiciled publicly traded common stocks by market capitalization representing approximately 98% of the U.S. publicly traded equity market. The Russell 2000 Index is an unmanaged index which does not include fees and expenses, and whose performance reflects reinvested dividends. Investors may not invest in the Index directly.

Past performance is not predictive of future performance. The returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemptions of the fund shares.

# INTERNATIONAL EQUITY PORTFOLIO

Advised by:

## Pictet International Management Limited

London, England

*Objective: The Portfolio seeks long-term capital appreciation.*

| Total Aggregate Return for the Period Ended August 31, 2003 | International Equity Portfolio (Class B) | MSCI EAFE® Index (U.S. Dollars)[1] |
|---|---|---|
| Inception: 1/4/99 - 8/31/03* | -9.3% | -3.3% |
| One Year: 9/1/02 - 8/31/03 | 1.2% | 10.6% |
| Six Months: 3/1/03 - 8/31/03 | 16.1% | 24.3% |

| Total Aggregate Return for the Period Ended August 31, 2003 | International Equity Portfolio (Class C) | MSCI EAFE® Index (U.S. Dollars)[1] |
|---|---|---|
| Inception: 1/4/99 - 8/31/03* | -9.3% | -3.3% |
| One Year: 9/1/02 - 8/31/03 | 1.2% | 10.6% |
| Six Months: 3/1/03 - 8/31/03 | 16.1% | 24.3% |

*Annualized performance for periods greater than one year

## PORTFOLIO ADVISOR COMMENTARY

The downward trend of markets in 2002 re-established itself in September 2003 reflecting mounting concerns regarding the health of the global economy and the outlook for corporate profit growth. A larger than expected interest rate cut by the U.S. Federal Reserve gave investors a source of optimism, this, supported by a mild pick up in merger and acquisition activity, allowed the markets to rebound briefly in October and November of 2002, before the falling dollar dampened sentiment.

The first quarter of 2003 was dominated by the anticipation and commencement of military conflict in Iraq, and mounting concerns over the prospects for economic and corporate earnings growth. The topic of accounting scandals returned to the fore-front of investors minds with the revelation from the Dutch food retailer, Ahold, that profitability had been over stated for the past two years by more than $500 million. The weakness of stock markets in 2002 also brought pension under-funding issues into the spotlight, with U.K. markets performing particularly poorly as a result.

The 'end' of the war in Iraq in May brought a sharp rally to the markets which has since sustained steady growth and moved back into positive territory for the year. Further monetary easing by Central banks in the U.S. and Europe, combined with higher levels of corporate activity and better than expected reporting seasons should help support markets for the rest of the year. Economic data remains mixed with monthly surveys swinging heavily between positives and negatives, particularly in Germany. However the U.K. and U.S. appear to be reviving, and data from Asia and Japan looks extremely buoyant.

We continue to favor investments in Asia, which we believe is the most geared region to global economic recovery, particularly in electronics and technology where orders are strong. We remain underweight Japan, while we await the extent of government reforms. In Europe we maintain a bias towards Industrial and Insurance stocks ahead of the next earnings reporting season, when we expect to see a return to corporate capital expenditure and underlying demand growth.

# INTERNATIONAL EQUITY PORTFOLIO
Advised by:
Pictet International Management Limited
London, England



1. MSCI EAFE® Index (Europe, Australasia, Far East) is a free float-adjusted market capitalization index that is designed to measure developed market equity performance, excluding the U.S. & Canada. As of April 2002 the MSCI EAFE Index consisted of the following 21 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. This unmanaged Index does not include fees and expenses, and investors may not invest in the Index directly.

Past performance is not predictive of future performance. The returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemptions of the fund shares.

# HEALTH & BIOTECHNOLOGY PORTFOLIO

Advised by:

## UBS Global Asset Management (Americas) Inc.

Chicago, Illinois

*Objective: The Portfolio seeks long-term capital growth.*

| Total Aggregate Return for the Period Ended August 31, 2003 | Health & Biotechnology Portfolio (Class A) | MSCI World Healthcare Index[1] | S & P 500™ Index[2] |
|---|---|---|---|
| Inception: 7/15/99 - 8/31/03* | 3.9% | -3.4% | -6.5% |
| One Year: 9/1/02 - 8/31/03 | -3.1% | 3.0% | 12.1% |
| Six Months: 3/1/03 – 8/31/03 | 6.3% | 9.4% | 20.9% |

| Total Aggregate Return for the Period Ended August 31, 2003 | Health & Biotechnology Portfolio (Class B) | MSCI World Healthcare Index[1] | S & P 500™ Index[2] |
|---|---|---|---|
| Inception: 7/15/99 - 8/31/03* | 3.2% | -3.4% | -6.5% |
| One Year: 9/1/02 - 8/31/03 | -3.6% | 3.0% | 12.1% |
| Six Months: 3/1/03 – 8/31/03 | 6.1% | 9.4% | 20.9% |

| Total Aggregate Return for the Period Ended August 31, 2003 | Health & Biotechnology Portfolio (Class C) | MSCI World Healthcare Index[1] | S & P 500™ Index[2] |
|---|---|---|---|
| Inception: 1/18/00 - 8/31/03* | -9.4% | -3.4% | -8.4% |
| One Year: 9/1/02 - 8/31/03 | -3.6% | 3.0% | 12.1% |
| Six Months: 3/1/03 – 8/31/03 | 6.0% | 9.4% | 20.9% |

*Annualized performance for periods greater than one year

## PORTFOLIO ADVISOR COMMENTARY

During the third quarter of 2003, global stocks continued their upward trend, with a strong speculative undercurrent driving the markets. While speculative shares traditionally rise with an economic and market recovery, in the past, higher quality stocks have held their own. Against this backdrop, the traditionally defensive pharmaceutical sector has been battered by investor nervousness over regulatory issues, MediCare reform in the U.S., as well as company-specific issues.

Driven mostly by stock-specific considerations, the Saratoga Portfolio remains meaningfully overweighted in pharmaceutical stocks, and has a small overweight in biotechnology. By contrast, it is underweighted in the healthcare equipment and services subsectors.

IMS, a healthcare market research company, reported the U.S. pharmaceutical market is on track for double-digit sales growth in 2003. Sales growth was 12 percent in 2002 and 17 percent in 2000. While generic launches have had an impact, there has been improvement in the industry pipeline in quantitative and qualitative terms.

We believe that the fundamentals for the healthcare sector remain convincing due to demographic trends and inelastic demand, as well as new products that will come to the market. We expect additional key drug approvals this year which should drive the top-line growth. There are also improvements in existing drugs using new delivery methodologies and devices, further strenthening the sector.

# HEALTH & BIOTECHNOLOGY PORTFOLIO
### Advised by: UBS Global Asset Management (Americas) Inc.
#### Chicago, Illinois



1.  The MSCI World Healthcare Index is a free float-adjusted market capitalization index that is designed to measure global developed healthcare equity performance. As of April 2003 the MSCI World Healthcare Index consisted of the following 23 developed market country indices: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States. Investors may not invest in the Index directly; unlike the Portfolio's returns, the Index does not reflect any fees or expenses.  For Class C shares, the inception total return shown for this Index is from 1/19/00 – 8/31/03.

2.  The S&P 500™ Index is an unmanaged index. Index returns assume reinvestment of dividends. Investors may not invest in the Index directly; unlike the Portfolio's returns, the Index does not reflect any fees or expenses. For Class C shares, the inception total return shown for this Index is from 1/19/00 – 8/31/03.

    Past performance is not predictive of future performance. The returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemptions of the fund shares.

# TECHNOLOGY & COMMUNICATIONS PORTFOLIO

Advised by:

## Columbus Circle Investors

Stamford, Connecticut

*Objective: The Portfolio seeks long-term growth of capital.*

| Total Aggregate Return for the Period Ended August 31, 2003 | Technology & Communications Portfolio (Class A) | Lipper Science &Technology Funds Index[1] | S&P 500™ Index[2] |
|---|---|---|---|
| Inception: 10/22/97 – 8/31/03* | -5.0% | -0.1% | 2.1% |
| Five Years: 9/1/98 – 8/31/03* | -8.2% | 4.2% | 2.5% |
| One Year: 9/1/02 - 8/31/03 | 22.5% | 38.3% | 12.1% |
| Six Months: 3/1/03 - 8/31/03 | 33.0% | 38.8% | 20.9% |

| Total Aggregate Return for the Period Ended August 31, 2003 | Technology & Communications Portfolio (Class B) | Lipper Science &Technology Funds Index[1] | S&P 500™ Index[2] |
|---|---|---|---|
| Inception: 9/16/98 - 8/31/03* | -10.2% | 1.6% | 0.7% |
| One Year: 9/1/02 - 8/31/03 | 21.6% | 38.3% | 12.1% |
| Six Months: 3/1/03 - 8/31/03 | 32.4% | 38.8% | 20.9% |

| Total Aggregate Return for the Period Ended August 31, 2003 | Technology & Communications Portfolio (Class C) | Lipper Science &Technology Funds Index[1] | S&P 500™ Index[2] |
|---|---|---|---|
| Inception: 1/14/00 - 8/31/03* | -37.1% | -24.3% | -8.5% |
| One Year: 9/1/02 - 8/31/03 | 21.9% | 38.3% | 12.1% |
| Six Months: 3/1/03 - 8/31/03 | 32.7% | 38.8% | 20.9% |

*Annualized performance for periods greater than one year

# PORTFOLIO ADVISOR COMMENTARY

Third quarter 2003 results fulfilled investor's expectations of strong returns based on evidence of a sustainable economic recovery. While investors still look forward to seeing the companies' actual earnings reports, stock prices continued their forceful upward march. Once again, it was the secondary and tertiary quality technology names that saw outsized gains as many of these issues had been left for dead during the bear market due to a general lack of improving fundamentals.

As we look ahead, we enter the strongest seasonal period for Information Technology ("IT") spending, as the fourth quarter traditionally brings some budget flush spending as IT managers must "use it or lose it." We continue to own the highest quality names, where fundamentals are visibly improving on a company specific level, and stand to capture the "upside" from the economic recovery. The benefits from the cost cutting and operating efficiencies undertaken by technology companies over the past year are beginning to emerge. We believe our bottom-up fundamental momentum and surprise discipline remains an exceptional way to participate in innovative companies that are executing on their business models and now have the wind at their backs. We expect that corporate purse strings and IT spending will come back to health in conjunction with the improved macro environment. The Saratoga Portfolio possess a high degree of leverage to a resurgent IT spending environment.

# TECHNOLOGY & COMMUNICATIONS PORTFOLIO

Advised by:

## Columbus Circle Investors

Stamford, Connecticut



1. The Lipper Science and Technology Funds Index is an equal-weighted performance index, adjusted for capital gain distributions and income dividends, of the largest qualifying funds with this investment objective, and is compiled by Lipper, Inc. Investors may not invest in the Index; unlike the Portfolio's returns, the Index does not reflect any fees or expenses.

2. The S&P 500™ Index is an unmanaged index. Index returns assume reinvestment of dividends. Investors may not invest in the Index directly; unlike the Portfolio's returns, the Index does not reflect any fees or expenses.

   Past performance is not predictive of future performance. The returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemptions of the fund shares.

# ENERGY & BASIC MATERIALS PORTFOLIO
## Advised by: Caterpillar Investment Management Ltd.
### Peoria, Illinois

*Objective: The Portfolio seeks long-term growth of capital.*

| Total Aggregate Return for the Period Ended August 31, 2003 | Energy & Basic Materials Portfolio (Class A) | Lipper Natural Resources Funds Index[1] | S&P 500™ Index[2] |
|---|---|---|---|
| Inception: 10/23/97 - 8/31/03* | 3.3% | 1.6% | 2.5% |
| Five Years: 9/1/98 - 8/31/03* | 10.7% | 11.6% | 2.5% |
| One Year: 9/1/02 - 8/31/03 | 4.5% | 10.7% | 12.1% |
| Six Months: 3/1/03 - 8/31/03 | 12.2% | 11.0% | 20.9% |

| Total Aggregate Return for the Period Ended August 31, 2003 | Energy & Basic Materials Portfolio (Class B) | Lipper Natural Resources Funds Index[1] | S&P 500™ Index[2] |
|---|---|---|---|
| Inception: 9/21/98 - 8/31/03* | 7.8% | 7.5% | 0.3% |
| One Year: 9/1/02 - 8/31/03 | 3.9% | 10.7% | 12.1% |
| Six Months: 3/1/03 - 8/31/03 | 12.0% | 11.0% | 20.9% |

| Total Aggregate Return for the Period Ended August 31, 2003 | Energy & Basic Materials Portfolio (Class C) | Lipper Natural Resources Funds Index[1] | S&P 500™ Index[2] |
|---|---|---|---|
| Inception: 1/7/03 - 8/31/03* | 8.2% | 12.7% | 9.9% |
| Six Months: 3/1/03 - 8/31/03 | 12.0% | 11.0% | 20.9% |

*Annualized performance for periods greater than one year

# PORTFOLIO ADVISOR COMMENTARY

We believe global macro economic conditions are gradually improving, setting the stage for an extended cycle of rising commodity prices. In general we believe the combination of modest supply growth, growing demand and well-managed inventories will support a gradual reflation environment. Early supporting evidence includes higher gold and industrial metal prices in the third quarter of 2003. Gold futures touched a seven-year high during the quarter and nickel and copper prices rebounded.

During the third quarter of 2003, we reallocated a portion of the Portfolio's assets to the paper and forest products sector. This sector posted strong performance, as did the metals and mining stocks. Oriented-strand board (used in construction) prices reached an all-time high during the third quarter of 2003, increasing by 200% from the beginning of the year. Plywood prices also trended strongly upward, and reached new highs. While there may be a modest seasonal price correction, we maintain a positive long-term view on wood product-oriented companies for the rest of 2003 and for 2004. Louisiana Pacific was added to the Portfolio during the third quarter of 2003. Smurfit-Stone Container was also added in anticipation of a meaningful pickup in containerboard demand as the economy continues to improve.

The integrated oil sector was reduced to reallocate assets to the basic materials sector. The Portfolio mix has changed from the second quarter of 2003 to approximately a 50/50 mix of energy and basic materials.

## ENERGY & BASIC MATERIALS PORTFOLIO
Advised by:
### Caterpillar Investment Management Ltd.
Peoria, Illinois



1.  The Lipper Natural Resources Funds Index is an equal-weighted performance index, adjusted for capital gain distributions and income dividends, of the largest qualifying funds with this investment objective, and is complied by Lipper, Inc. Investors may not invest in the Index directly; unlike the Portfolio's returns, the Index does not reflect any fees or expenses. For Class B shares, the inception total return shown for this Index is from 9/23/98 – 8/31/03. For Class C shares, the inception total return for this Index is from 1/10/03 – 8/31/03.

2.  The S&P 500[TM] Index is an unmanaged index. Index returns assume reinvestment of dividends. Investors may not invest in the Index directly; unlike the Portfolio's returns, the Index does not reflect any fees or expenses. For Class B shares, the inception total return shown for this Index is from 9/23/98 – 8/31/03. For Class C shares, the inception total return shown for this Index is from 1/10/03 – 8/31/03.

    Past performance is not predictive of future performance. The returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemptions of the fund shares.

# FINANCIAL SERVICES PORTFOLIO

### Advised by:

## Harris Bretall Sullivan & Smith, L.L.C.

### San Francisco, California

*Objective: The Portfolio seeks long-term growth of capital.*

| Total Aggregate Return for the Period Ended August 31, 2003 | Financial Services Portfolio (Class A) | Lipper Financial Services Sector Index[1] | S & P 500™ Index[2] |
|---|---|---|---|
| Inception: 8/1/00 - 8/31/03* | 3.4% | 4.5% | -9.4% |
| One Year: 9/1/02 - 8/31/03 | 12.3% | 8.9% | 12.1% |
| Six Months: 3/1/03 - 8/31/03 | 26.2% | 22.2% | 20.9% |

| Total Aggregate Return for the Period Ended August 31, 2003 | Financial Services Portfolio (Class B) | Lipper Financial Services Sector Index[1] | S & P 500™ Index[2] |
|---|---|---|---|
| Inception: 8/1/00 - 8/31/03* | 2.8% | 4.5% | -9.4% |
| One Year: 9/1/02 - 8/31/03 | 11.7% | 8.9% | 12.1% |
| Six Months: 3/1/03 - 8/31/03 | 25.9% | 22.2% | 20.9% |

| Total Aggregate Return for the Period Ended August 31, 2003 | Financial Services Portfolio (Class C) | Lipper Financial Services Sector Index[1] | S & P 500™ Index[2] |
|---|---|---|---|
| Inception: 8/1/00 - 8/31/03* | 2.8% | 4.5% | -9.4% |
| One Year: 9/1/02 - 8/31/03 | 11.7% | 8.9% | 12.1% |
| Six Months: 3/1/03 - 8/31/03 | 25.9% | 22.2% | 20.9% |

*Annualized performance for periods greater than one year

# PORTFOLIO ADVISOR COMMENTARY

What a difference a year makes!  Most major U.S. stock indexes rose more than 20% over the last year, led by 5 to 6 quarters of rising earnings, materially improved earnings quality, Gross Domestic Product growth and stimulative fiscal (government spending) and monetary (lower interest rates) policies.  It took several quarters of improved fundamentals before stock prices moved convincingly from their bottoms, as it was difficult to find buyers after the stock market declined so steeply over the last three years.

We believe that stocks went from being very inexpensive earlier this year to slightly undervalued.  We expect the primary driver of stock-price increases for the next year will move from rising earnings and more appropriate valuations to a focus on rising earnings.  We are optimistic that earnings will continue to rise at double-digit rates and therefore stocks should rise more than 10% over the next year.

Within this backdrop, we have positioned the Saratoga Portfolio to capitalize on a number of financial services themes.  These themes are: rising interest rates and stock market (brokerage company profits are now rising), mergers & acquisitions recovery (2002 deal value to market value was the lowest since 1980), demographics (peak savers in the 45-64 year old group are projected to rise from 21% to 27% of the population by 2012), rising home ownership (68% of Americans currently own their homes), increased use of credit and debit cards (60% of retail transactions are still paid for by check) and rising insurance prices (prices have been rising for only 3 years up after 12 consecutive declines).

When attempting to capitalize on themes, we take great care to invest in companies which are leaders in their fields, evidenced by the strong companies in the Portfolio.  The Portfolio is also attractive on a valuation basis, relative to the broader market and our benchmark.  The Portfolio's 13.0 price/earnings ratio on 2004 estimated earnings per share is low relative to consensus long-term growth estimates of 14%. Portfolio adjustments made since January 1, 2003 include additions to holdings in brokerage, credit card, trust bank and insurance brokerage sectors, and reductions in insurance underwriting, processing and interest rate sensitive sectors.  The Portfolio is concentrated in companies in which we have strong confidence, and in industries that should benefit from an improving economy, including capital market sensitive segments such as asset management, securities processing and brokerage.

# FINANCIAL SERVICES PORTFOLIO
Advised by:
## Harris Bretall Sullivan & Smith, L.L.C.
San Francisco, California



1. The Lipper Financial Services Sector Index, is an equal-weighted performance index, adjusted for capital gain distributions and income dividends, of the largest qualifying funds with this investment objective, and is compiled by Lipper, Inc. Investors may not invest in the Index directly, unlike the Portfolio's returns, the Index does not reflect any fees or expenses.

2. The S&P 500™ Index is an unmanaged index. Index returns assume reinvestment of dividends. Investors may not invest in the Index directly; unlike the Portfolio's returns, the Index does not reflect any fees or expenses.

   Past performance is not predictive of future performance. The returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemptions of the fund shares.

# INVESTMENT QUALITY BOND PORTFOLIO

Advised by:

## Fox Asset Management LLC

Little Silver, New Jersey

*Objective: The Portfolio seeks current income and reasonable stability of principal.*

| Total Aggregate Return for the Period Ended August 31, 2003 | Investment Quality Bond Portfolio (Class B) | Lipper Short-Intermediate Investment Grade Debt Funds Index[1] | Lehman Intermediate Government/ Credit Bond Index[2] |
|---|---|---|---|
| Inception: 1/4/99 - 8/31/03* | 4.9% | 5.6% | 6.6% |
| One Year: 9/1/02 - 8/31/03 | 2.5% | 4.4% | 5.3% |
| Six Months: 3/1/03 - 8/31/03 | -0.5% | 0.3% | 0.3% |

| Total Aggregate Return for the Period Ended August 31, 2003 | Investment Quality Bond Portfolio (Class C) | Lipper Short-Intermediate Investment Grade Debt Funds Index[1] | Lehman Intermediate Government/ Credit Bond Index[2] |
|---|---|---|---|
| Inception: 1/4/99 - 8/31/03* | 4.9% | 5.6% | 6.6% |
| One Year: 9/1/02 - 8/31/03 | 2.5% | 4.4% | 5.3% |
| Six Months: 3/1/03 - 8/31/03 | -0.5% | 0.3% | 0.3% |

*Annualized performance for periods greater than one year

# PORTFOLIO ADVISOR COMMENTARY

In the annual period ended August 31, 2003, the Portfolio distributed dividends of $0.20 per share. In addition, the Saratoga Investment Quality Bond Portfolio achieved positive results for the fiscal year ended August 31, 2003.

Investments in the Portfolio are normally divided approximately evenly between U.S. Treasury, U.S. Government Agency and Corporate securities. Due to the yield advantage available in Corporate securities, there is greater emphasis on Corporate bond holdings in the Portfolio at this time. We are also investing in Treasury Inflation Protected Securities because of their yield advantage and as a hedge against the potential for an increase in inflation.

Fox Asset Management will continue to focus on those instruments that offer improving credit quality and liquidity. Fox is maintaining a conservative investment posture with an average maturity of 4.2 years, and an average duration of 3.0 years in the Portfolio.

Other Portfolio statistics as of August 31, 2003 are as follows: Average yield-to-maturity was 2.5%, average coupon was 5.6% and the average Moody's Rating was Aa3.

## INVESTMENT QUALITY BOND PORTFOLIO
### Advised by: Fox Asset Management LLC
### Little Silver, New Jersey



1.  The Lipper Short-Intermediate Investment Grade Debt Funds Index consists of the 30 largest mutual funds that invest at least 65% of their assets in investment grade debt issues (rated in the top four grades) with dollar-weighted average maturities of 1 to 5 years. Investors may not invest directly in the Index.

2.  The Lehman Intermediate Government/Credit Bond Index is composed of the bonds in the Lehman Government/Credit Bond Index that have maturities between 1 and 9.99 years. The Lehman Government/Credit Bond Index consists of approximately 5,400 issues. The securities must be investment grade (BAA or higher) with amounts outstanding in excess of $1 million and have at least one year to maturity. The Lehman Index is an unmanaged index which does not include fees and expenses. Investors may not invest directly in the Index.

    Past performance is not predictive of future performance. The returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemptions of the fund shares.

# MUNICIPAL BOND PORTFOLIO

Advised by:

## OpCap Advisors

New York, New York

*Objective: The Portfolio seeks a high level of interest income that is excluded from federal income taxation to the extent consistent with prudent investment management and the preservation of capital.*

| Total Aggregate Return for the Period Ended August 31, 2003 | Municipal Bond Portfolio (Class B) | Lipper General Municipal Debt Funds Index[1] | Lehman Municipal Bond Index[2] |
|---|---|---|---|
| Inception: 1/4/99 - 8/31/03* | 2.8% | 4.3% | 5.3% |
| One Year: 9/1/02 - 8/31/03 | 0.6% | 2.6% | 3.1% |
| Six Months: 3/1/03 - 8/31/03 | -1.5% | -0.2% | -0.2% |

| Total Aggregate Return for the Period Ended August 31, 2003 | Municipal Bond Portfolio (Class C) | Lipper General Municipal Debt Funds Index[1] | Lehman Municipal Bond Index[2] |
|---|---|---|---|
| Inception: 1/4/99 - 8/31/03* | 2.7% | 4.3% | 5.3% |
| One Year: 9/1/02 - 8/31/03 | 0.2% | 2.6% | 3.1% |
| Six Months: 3/1/03 - 8/31/03 | -1.8% | -0.2% | -0.2% |

*Annualized performance for periods greater than one year

## PORTFOLIO ADVISOR COMMENTARY

Municipal bonds provided attractive after-tax yields and modestly positive total returns in the fiscal year ended August 31, 2003. Bond prices trended somewhat higher for most of the year. However, the market sold off in July 2003, reflecting investor concerns about the impact of an improving economy and disappointment that the Federal Reserve reduced short-term interest rates by one-quarter percentage point rather than the hoped-for one-half percentage point. Bond prices typically move inversely to interest rates. By late August, the bond market appeared to have stabilized.

The Portfolio invests in those sector, maturity and quality groups of the municipal bond market that we believe offer the best relative value – that is, the highest yield at the lowest price with the least amount of risk. At fiscal year-end, more than three-quarters of the bonds owned by the Portfolio carried the highest rating, triple-A. In particular, we own many triple-A bonds that are insured, since insurance is not only inexpensive but also provides an extra layer of protection of principal. In addition, we continue to emphasize portfolio diversity to control risk, with sizable investments in the general obligation, housing, and health and hospital sectors.

# MUNICIPAL BOND PORTFOLIO

Advised by:

## OpCap Advisors

New York, New York



1. The Lipper General Municipal Debt Funds Index consists of the 30 largest mutual funds that invest at least 65% of their assets in municipal debt issues in the top four credit ratings. Investors may not invest directly in the Index.

2. The Lehman Brothers Municipal Bond Index consists of approximately 25,000 municipal bonds which are selected to be representative of the long-term, investment grade tax-exempt bond market. The bonds selected for the index have the following characteristics: a minimum credit rating of at least Baa; an original issue of at least $50 million; at least $3 million of the issue outstanding; issued within the last five years; and a maturity of at least one year. The Lehman Index is an unmanaged index which does not include fees and expenses. Investors may not invest directly in the Index.

   Past performance is not predictive of future performance. The returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemptions of the fund shares.

# U.S. GOVERNMENT MONEY MARKET PORTFOLIO

Advised by:

## Sterling Capital Management

Charlotte, North Carolina

*Objective: The U.S. Government Money Market Portfolio seeks to provide maximum current income to the extent consistent with the maintenance of liquidity and the preservation of capital.*

| 7-Day Compound Yield | U.S. Government Money Market Portfolio (Class B) | 90 Day T-Bills Average Discount Yield | |
|---|---|---|---|
| 8/31/03 | 0.03% | .95% | |

| Total Aggregate Return for the Period Ended August 31, 2003 | U.S. Government Money Market Portfolio (Class B) | Lipper U.S. Treasury Money Market Index[1] | 90 Day T-Bills |
|---|---|---|---|
| Inception: 1/4/99 - 8/31/03* | 2.2% | 3.2% | 3.7% |
| One Year: 9/1/02 - 8/31/03 | 0.04% | 0.7% | 1.2% |
| Six Months: 3/1/03 - 8/31/03 | 0.01% | 0.3% | 0.5% |

| 7-Day Compound Yield | U.S. Government Money Market Portfolio (Class C) | 90 Day T-Bills Average Discount Yield | |
|---|---|---|---|
| 8/31/03 | 0.03% | .95% | |

| Total Aggregate Return for the Period Ended August 31, 2003 | U.S. Government Money Market Portfolio (Class C) | Lipper U.S. Treasury Money Market Index[1] | 90 Day T-Bills |
|---|---|---|---|
| Inception: 1/4/99 - 8/31/03* | 2.3% | 3.2% | 3.7% |
| One Year: 9/1/02 - 8/31/03 | 0.03% | 0.7% | 1.2% |
| Six Months: 3/1/03 - 8/31/03 | 0.01% | 0.3% | 0.5% |

*Annualized performance for periods greater than one year

# PORTFOLIO ADVISOR COMMENTARY

By taking advantage of changes in short-term interest rates and utilizing a variety of sectors within the short-term government market, Sterling Capital Management seeks to maximize the Portfolio's yield while maintaining a constant net asset value of $1.00 per share.

The Portfolio was invested primarily in U.S. Government Agency notes as of August 31, 2003. The average dollar-weighted Portfolio maturity was 75 days compared with a maximum allowable maturity of 90 days. During the last six months, the average dollar-weighted maturity was 71 days.

In May the Fed released commentary to the markets that led participants to believe they were becoming increasingly concerned about the prospect for deflation. This drove rates to unsustainably low levels (the lowest in four decades) in May. In June, the Federal Reserve lowered the short term rate by 0.25% to 1.0%. After stronger economic numbers in June the Fed in its July commentary to the market clarified that its concern was about disinflation. This reversal by the Fed along with noticeably stronger economic data (partially related to fiscal stimulus in the form of tax cuts) contributed to a historically steep yield curve. Recent Fed pronouncements make it clear in our view that the Fed has no intention of raising short-term interest rates in the foreseeable future. We believe they will remain on hold for at least the remainder of 2003 and possibly well into 2004.

*An investment in the U.S. Government Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the U.S. Government Money Market Portfolio seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Portfolio.*

1. The Lipper U.S. Treasury Money Market Funds Index consists of the 30 largest mutual funds that invest principally in U.S. Treasury obligations with dollar-weighted average maturities of less than 90 days. These funds intend to keep a constant net asset value.

   Past performance is not predictive of future performance. The returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemptions of the fund shares.

**SCHEDULES OF INVESTMENTS**
**LARGE CAPITALIZATION VALUE PORTFOLIO**

| Shares | | Value |
|---|---|---|
| | **Common Stocks (99.17%):** | |
| | **Advertising Agencies (1.23%):** | |
| 9,700 | Omnicom Group, Inc. | $ 757,570 |
| | **Aerospace & Defense (1.42%):** | |
| 10,100 | General Dynamics Corp. | 869,711 |
| | **Banks (6.20%):** | |
| 43,600 | Bank of New York Co., Inc. | 1,282,712 |
| 21,200 | Bank One Corp. | 836,764 |
| 33,700 | Wells Fargo & Co. | 1,689,718 |
| | | 3,809,194 |
| | **Communications Equipment (1.11%):** | |
| 35,700 | Cisco Systems, Inc. * | 683,655 |
| | **Computers & Peripherals (1.86%):** | |
| 89,800 | EMC Corp. * | 1,144,950 |
| | **Diversified Financials (16.06%):** | |
| 68,400 | Citigroup, Inc. | 2,965,140 |
| 19,300 | Fannie Mae | 1,250,447 |
| 52,200 | Freddie Mac | 2,774,430 |
| 25,500 | J.P. Morgan Chase & Co. | 872,610 |
| 11,100 | Merrill Lynch & Co. | 596,958 |
| 16,600 | Morgan Stanley | 809,914 |
| 15,400 | Washington Mutual, Inc. | 600,292 |
| | | 9,869,791 |
| | **Diversified Telecommunication Services (4.04%):** | |
| 19,600 | Alltel Corp. | 897,680 |
| 4,700 | SBC Communications, Inc. | 105,703 |
| 41,900 | Verizon Communications, Inc. | 1,479,908 |
| | | 2,483,291 |
| | **Electric Utilities (3.23%):** | |
| 33,700 | Exelon Corp. | 1,984,930 |
| | **Energy Equipment & Services (0.72%):** | |
| 11,000 | Nabors Industries, Ltd. * | 441,650 |
| | **Food & Drug Retailing (3.48%):** | |
| 26,800 | Kraft Foods, Inc. | 795,960 |
| 69,900 | Kroger Co. * | 1,342,779 |
| | | 2,138,739 |

**SCHEDULES OF INVESTMENTS**

**LARGE CAPITALIZATION VALUE PORTFOLIO (Continued)**

| Shares | | Value |
|---|---|---|
| | **Gas Utilities (0.98%):** | |
| 31,000 | NiSource, Inc. | $ 599,540 |
| | | |
| | **Healthcare Providers & Services (3.61%):** | |
| 36,600 | McKesson Corp. | 1,198,284 |
| 811 | Medco Health Solutions, Inc. * | 21,655 |
| 26,800 | Tenet Healthcare Corp. * | 430,140 |
| 7,300 | WellPoint Health Network, Inc. * | 569,400 |
| | | 2,219,479 |
| | | |
| | **Hotels, Restaurants & Leisure (3.45%):** | |
| 32,900 | Carnival Corp. | 1,138,011 |
| 24,100 | Marriott International, Inc., Class A | 984,003 |
| | | 2,122,014 |
| | | |
| | **Household/Personal Products (2.60%):** | |
| 36,300 | Gillette Co. | 1,178,298 |
| 4,800 | Procter & Gamble Co. | 418,992 |
| | | 1,597,290 |
| | | |
| | **Industrial Conglomerates (1.03%):** | |
| 21,425 | General Electric Co. | 633,537 |
| | | |
| | **Insurance (6.09%):** | |
| 18,700 | Aflac, Inc. | 598,587 |
| 21,600 | American International Group, Inc. | 1,286,712 |
| 49,300 | Unumprovident Corp. | 695,130 |
| 15,300 | XL Capital Ltd., Class A | 1,158,975 |
| | | 3,739,404 |
| | | |
| | **IT Consulting & Services (2.17%):** | |
| 61,000 | Electronic Data Systems Corp. | 1,331,630 |
| | | |
| | **Machinery (0.81%):** | |
| 6,900 | Caterpillar, Inc. | 495,627 |
| | | |
| | **Manufacturing (1.09%):** | |
| 4,700 | 3M Corp. | 669,609 |
| | | |
| | **Media (6.81%):** | |
| 38,400 | AOL Time Warner, Inc. * | 628,224 |
| 26,000 | Clear Channel Communications, Inc. * | 1,173,120 |
| 113,800 | General Motors Corp., Class H * | 1,700,172 |
| 33,200 | Walt Disney Co. | 680,600 |
| | | 4,182,116 |
| | | |
| | **Steels, Metals & Mining (6.20%):** | |
| 63,000 | Alcan, Inc. | 2,291,310 |
| 7,900 | Alcoa, Inc. | 225,624 |
| 25,000 | Inco, Ltd. * | 630,250 |
| 12,900 | Nucor Corp. | 663,189 |
| | | 3,810,373 |

**SCHEDULES OF INVESTMENTS**

**LARGE CAPITALIZATION VALUE PORTFOLIO (Continued)**

| Shares | | | Value |
|---|---|---|---|
| | **Oil & Gas (5.86%):** | | |
| 43,000 | BP Plc. - ADR | $ | 1,793,960 |
| 32,400 | Conocophillips | | 1,809,216 |
| | | | 3,603,176 |
| | **Paper & Related Products (2.19%):** | | |
| 33,200 | International Paper Co. | | 1,346,260 |
| | **Pharmaceuticals (4.86%):** | | |
| 6,725 | Merck & Co., Inc. | | 338,402 |
| 45,000 | Pfizer Inc. | | 1,346,400 |
| 24,900 | Sanofi - Synthelabo SA - ADR | | 701,682 |
| 14,000 | Wyeth | | 599,900 |
| | | | 2,986,384 |
| | **Retail (9.40%):** | | |
| 99,000 | Dollar General Corp. | | 2,270,070 |
| 63,700 | Office Depot, Inc. * | | 1,161,888 |
| 26,300 | Sears Roebuck & Co. | | 1,157,726 |
| 29,300 | Target Corp. | | 1,189,580 |
| | | | 5,779,264 |
| | **Road & Rail (0.91%):** | | |
| 9,200 | Union Pacific Corp. | | 560,648 |
| | **Semiconductor Equipment & Products (0.28%):** | | |
| 5,950 | Intel Corp. | | 170,289 |
| | **Waste Disposition (1.48%):** | | |
| 34,300 | Waste Management, Inc. | | 912,723 |
| | **Total Common Stocks** (Cost $54,781,814) | | **60,942,844** |
| | **Short-Term Investments (0.03%):** | | |
| 16,411 | BNY Hamilton Fund (Cost $16,411) | | **16,411** |
| | **TOTAL INVESTMENTS** (Cost $54,798,225) | 99.20% | $ **60,959,255** |
| | Other assets in excess of liabilities | 0.80% | 491,596 |
| | **TOTAL NET ASSETS** | 100.00% | $ **61,450,851** |

Percentages indicated are based upon total net assets of $61,450,851.

* Non-income producing securities.

**SCHEDULES OF INVESTMENTS**

**LARGE CAPITALIZATION GROWTH PORTFOLIO**

| Shares | | Value |
|---:|---|---:|
| | **Common Stocks (98.66%):** | |
| | **Beverages (3.62%):** | |
| 15,000 | Anheuser - Busch Co., Inc. | $ 773,100 |
| 18,000 | PepsiCo, Inc. | 801,720 |
| | | 1,574,820 |
| | **Biomedical (1.64%):** | |
| 9,000 | Genentech, Inc. * | 714,600 |
| | **Computer Hardware (3.15%):** | |
| 42,000 | Dell Computer Corp. * | 1,370,460 |
| | **Computer Software (8.23%):** | |
| 17,500 | Intuit, Inc. * | 793,100 |
| 67,000 | Microsoft Corp. | 1,776,840 |
| 30,200 | Oracle Corp. * | 385,956 |
| 18,000 | Veritas Software Corp. * | 620,640 |
| | | 3,576,536 |
| | **Cosmetics/Toiletries (1.81%):** | |
| 9,000 | Procter & Gamble Co. | 785,610 |
| | **Financial Services (4.68%):** | |
| 23,500 | Citigroup, Inc. | 1,018,725 |
| 11,500 | Goldman Sachs Group, Inc. | 1,017,635 |
| | | 2,036,360 |
| | **Hotels, Motels & Travel Services (3.90%):** | |
| 86,000 | Hilton Hotels Corp. | 1,314,080 |
| 16,900 | Sabre Holdings Corp. | 382,278 |
| | | 1,696,358 |
| | **Human Resources (1.18%):** | |
| 23,000 | Robert Half International, Inc. * | 511,520 |
| | **Insurance (2.06%):** | |
| 7,500 | American International Group, Inc. | 446,775 |
| 9,000 | Marsh & McLennan Cos., Inc. | 450,000 |
| | | 896,775 |
| | **Integrated Circuits (2.27%):** | |
| 13,000 | Linear Technology Corp. | 535,860 |
| 10,000 | Maxim Integrated Products, Inc. | 449,100 |
| | | 984,960 |
| | **Manufacturing (8.05%):** | |
| 73,000 | General Electric Co. | 2,158,610 |
| 6,700 | Illinois Tool  Works, Inc. | 484,343 |
| 6,000 | 3M Corp. | 854,820 |
| | | 3,497,773 |

**LARGE CAPITALIZATION GROWTH PORTFOLIO (Continued)**

| Shares | | Value |
|---|---|---|
| | **Medical Products & Services (11.09%):** | |
| 18,500 | Abbott Laboratories | $ 745,550 |
| 16,000 | Amgen, Inc. * | 1,054,400 |
| 23,000 | Becton Dickinson & Co. | 840,420 |
| 25,000 | Medtronic, Inc. | 1,239,500 |
| 19,000 | UnitedHealth Group, Inc. | 939,170 |
| | | 4,819,040 |
| | | |
| | **Multimedia (4.46%):** | |
| 20,000 | Clear Channel Communications, Inc. * | 902,400 |
| 23,000 | Viacom, Inc. Class B | 1,035,000 |
| | | 1,937,400 |
| | | |
| | **Networking Products (3.00%):** | |
| 68,000 | Cisco Systems, Inc. * | 1,302,200 |
| | | |
| | **Pharmaceuticals (7.83%):** | |
| 21,000 | Johnson & Johnson | 1,041,180 |
| 1,749 | Medco Health Solution, Inc. * | 46,690 |
| 14,500 | Merck & Co., Inc. | 729,640 |
| 53,000 | Pfizer, Inc. | 1,585,760 |
| | | 3,403,270 |
| | | |
| | **Restaurants (2.55%):** | |
| 39,000 | Starbucks Corp. * | 1,109,160 |
| | | |
| | **Retail (13.53%):** | |
| 15,000 | Bed Bath & Beyond, Inc. * | 645,450 |
| 24,500 | Best Buy, Inc. * | 1,274,245 |
| 25,000 | Costco Wholesale Corp. * | 802,250 |
| 14,000 | Kohls Corp. * | 885,500 |
| 24,000 | Target Corp. | 974,400 |
| 22,000 | Wal Mart Stores, Inc. | 1,301,740 |
| | | 5,883,585 |
| | | |
| | **Semiconductor (10.77%):** | |
| 64,000 | Applied Materials, Inc. * | 1,382,400 |
| 79,000 | Intel Corp. | 2,260,980 |
| 26,000 | Novellus Systems, Inc. * | 1,038,960 |
| | | 4,682,340 |
| | | |
| | **Shipping/Transportation (1.88%):** | |
| 13,000 | United Parcel Service, Inc., Class B | 815,880 |

**SCHEDULES OF INVESTMENTS**

**LARGE CAPITALIZATION GROWTH PORTFOLIO (Continued)**

| Shares | | | Value |
|---|---|---|---|
| | **Telecommunications (2.96%):** | | |
| 30,000 | UTStarcom, Inc. * | $ | 1,288,800 |
| | **Total Common Stocks** (Cost $38,642,011) | | **42,887,447** |
| | **Short - Term Investments (1.47%):** | | |
| 641,449 | BNY Hamilton Fund (Cost $641,449) | | **641,449** |
| | **TOTAL INVESTMENTS** (Cost $39,283,460) | 100.13% | $ **43,528,896** |
| | Liabilities in excess of other assets | (0.13%) | (56,831) |
| | **TOTAL NET ASSETS** | 100.00% | $ **43,472,065** |

Percentages indicated are based upon total net assets of $43,472,065.

* Non-income producing securities.

## SCHEDULES OF INVESTMENTS

## MID CAP PORTFOLIO

| Shares | | Value |
|---:|:---|---:|
| | **Common Stocks (94.45%):** | |
| | **Advertising Agencies (0.62%):** | |
| 7,000 | Valassis Communications, Inc. * | $ 205,660 |
| | **Agriculture - Fish & Ranch (1.00%):** | |
| 11,000 | Bunge Ltd. + | 332,860 |
| | **Auto Parts - Original Equipment (1.43%):** | |
| 6,700 | BorgWarner, Inc. | 477,174 |
| | **Banks (5.48%):** | |
| 7,200 | Commerce Bankshares, Inc. | 312,336 |
| 15,900 | Compass Bancshares, Inc. | 546,642 |
| 19,400 | Greater Bay Bancorp + | 399,058 |
| 10,100 | Zions Bancorporation | 562,570 |
| | | 1,820,606 |
| | **Building Materials (1.33%):** | |
| 17,800 | Masco Corp. | 441,262 |
| | **Chemicals (1.98%):** | |
| 12,700 | Engelhard Corp. | 356,489 |
| 26,900 | Hercules, Inc. * | 301,280 |
| | | 657,769 |
| | **Computer Services, Software & Systems (5.29%):** | |
| 21,400 | Check Point Software Technologies Ltd + | 373,858 |
| 24,000 | Citrix Systems, Inc. * | 494,160 |
| 13,500 | Imation Corp. | 485,325 |
| 14,000 | Reynolds and Reynolds Co. - Class A | 406,700 |
| | | 1,760,043 |
| | **Coal (1.14%)** | |
| 12,000 | Peabody Energy Corp. | 379,800 |
| | **Computer Technology (1.40%):** | |
| 8,700 | Zebra Technologies Corp. - Class A * | 466,494 |
| | **Consumer Electronics (0.58%):** | |
| 15,000 | Activision, Inc. * | 193,650 |
| | **Drug & Grocery Store Chains (3.68%):** | |
| 25,000 | CVS Corp. | 815,000 |
| 16,900 | SUPERVALU, Inc. | 407,290 |
| | | 1,222,290 |
| | **Drugs & Pharmaceuticals (3.40%):** | |
| 15,100 | Charles River Laboratories | 539,825 |
| 29,800 | IVAX Corp. * | 590,040 |
| | | 1,129,865 |

**SCHEDULES OF INVESTMENTS**

**MID CAP PORTFOLIO (Continued)**

| Shares | | Value |
|---|---|---|
| | **Electronic Equipment & Components (1.73%):** | |
| 11,300 | Cooper Industries, Ltd. | $ 575,057 |
| | | |
| | **Electronics - Semiconductors/Components (4.81%):** | |
| 38,000 | Flextronics International Ltd. * | 512,620 |
| 16,000 | International Rectifier Corp. * | 665,440 |
| 14,400 | Intersil Corp. - Class A * | 419,472 |
| | | 1,597,532 |
| | | |
| | **Finance Companies (1.57%):** | |
| 9,800 | Capital One Financial Corp. | 523,320 |
| | | |
| | **Financial Miscellaneous (2.46%):** | |
| 6,100 | Chicago Mercantile Exchange + | 429,379 |
| 6,900 | MBIA, Inc. | 389,574 |
| | | 818,953 |
| | | |
| | **Financial Data Processing Services (3.87%):** | |
| 28,100 | Bisys Group, Inc. | 515,635 |
| 19,800 | Fiserv, Inc. * | 769,230 |
| | | 1,284,865 |
| | | |
| | **Forest Products (1.91%):** | |
| 23,500 | Georgia-Pacific Corp. | 544,495 |
| 7,000 | Lousiana-Pacific Corp. | 92,050 |
| | | 636,545 |
| | | |
| | **Health Care Services (3.60%):** | |
| 8,900 | Anthem, Inc. * | 651,480 |
| 16,600 | McKesson Corp. | 543,484 |
| | | 1,194,964 |
| | | |
| | **Identification Control & Filter Devices (2.71%):** | |
| 16,200 | Pall Corp. | 405,000 |
| 11,600 | Roper Industries, Inc. | 495,088 |
| | | 900,088 |
| | | |
| | **Insurance - Multi Line (4.81%):** | |
| 18,000 | Lincoln National Corp. | 637,560 |
| 9,400 | PartnerRe Ltd. | 469,624 |
| 16,900 | Protective Life Corp. | 491,621 |
| | | 1,598,805 |
| | **Insurance - Property & Casualty (1.23%):** | |
| 12,700 | ACE Ltd. | 408,940 |
| | | |
| | **Investment Management (1.54%):** | |
| 12,000 | T. Rowe Price Group, Inc. | 510,000 |
| | | |
| | **Machinery - Oil Well Equipment & Services (0.75%):** | |
| 10,000 | Global SantaFe Corp. | 248,000 |

**SCHEDULES OF INVESTMENTS**

**MID CAP PORTFOLIO (Continued)**

| Shares | | Value |
|---|---|---|
| | **Medical & Dental Instruments & Supplies (3.82%):** | |
| 8,000 | Biomet, Inc. | $ 237,840 |
| 5,700 | Guidant Corp. * | 286,140 |
| 14,400 | Zimmer Holdings, Inc. | 745,056 |
| | | 1,269,036 |
| | **Multi-Sectors Companies (3.51%):** | |
| 3,700 | Johnson Controls, Inc. | 366,300 |
| 16,200 | SPX Corp. * | 799,470 |
| | | 1,165,770 |
| | **Oil - Crude Producers (2.95%):** | |
| 10,200 | Anadarko Petroleum Corp. | 443,700 |
| 7,770 | Apache Corp. | 535,975 |
| | | 979,675 |
| | **Oil - Integrated Domestic (0.83%):** | |
| 8,000 | Occidental Petroleum Corp. | 274,640 |
| | **Publishing - Newspapers (1.35%):** | |
| 11,400 | Lee Enterprises, Inc. | 447,336 |
| | **Radio & TV Broadcasters (0.97%):** | |
| 10,000 | Westwood One, Inc. | 321,000 |
| | **Real Estate Investment Trusts (REITs) (2.21%):** | |
| 14,600 | Arden Realty, Inc. | 396,390 |
| 14,700 | Highwoods Properties, Inc. | 337,365 |
| | | 733,755 |
| | **Recreational Vehicles & Boats (2.22%):** | |
| 14,800 | Harley-Davidson, Inc. | 737,336 |
| | **Restaurants (3.89%):** | |
| 24,900 | Darden Restaurants, Inc. | 542,820 |
| 33,000 | Ruby Tuesday, Inc. | 751,410 |
| | | 1,294,230 |
| | **Retail (6.72%):** | |
| 12,400 | Barnes & Noble, Inc. * | 324,880 |
| 7,300 | Best Buy Co., Inc. * | 379,673 |
| 14,700 | Fastenal Co. + | 594,320 |
| 27,800 | Limited, Inc. | 471,488 |
| 10,200 | Michaels Stores, Inc. * | 463,590 |
| | | 2,233,951 |
| | **Transportation (0.95%):** | |
| 11,000 | Tidewater, Inc. | 315,920 |
| | **Textiles Apparel Manufacturers (1.22%):** | |
| 13,100 | Jones Apparel Group, Inc. * | 404,659 |

**SCHEDULES OF INVESTMENTS**
**MID CAP PORTFOLIO (Continued)**

| Shares/<br>Principal ($) | | Value |
|---|---|---|
| | **Truckers (0.51%):** | |
| 6,900 | Werner Enterprises, Inc. | $ 170,775 |
| | | |
| | **Utilities - Electrical (2.06%):** | |
| 11,900 | Cinergy Corp. | 407,218 |
| 4,500 | FPL Group, Inc. | 278,370 |
| | | 685,588 |
| | | |
| | **Utilities - Telecommunications (2.92%):** | |
| 9,400 | ALLTEL Corp. | 430,520 |
| 28,000 | Nextel Communications Corp. - Class A | 539,840 |
| | | 970,360 |
| | | |
| | **Total Common Stocks** (Cost $27,610,570) | **31,388,573** |
| | | |
| | **Short - Term Investments (5.65%)** | |
| $ 1,877,000 | Federal Home Loan Bank, 9/2/03 (Cost $1,876,963) | **1,876,963** |
| | | |
| | **TOTAL INVESTMENTS** (Cost $29,487,533) 100.10% | **$ 33,265,536** |
| | | |
| | Liabilities in excess of other assets (0.10%) | (33,461) |
| | | |
| | **TOTAL NET ASSETS** 100.00% | **$ 33,232,075** |

Percentage indicated are based on net assets of $33,232,075.

\* Non-income producing securities.

+ All or a portion of the security is on loan (See Note 7).

**SCHEDULES OF INVESTMENTS**

**SMALL CAPITALIZATION PORTFOLIO**

| Shares | | Value |
|---|---|---|
| | **Common Stocks (94.01%):** | |
| | **Automotive Equipment & Manufacturing (4.41%):** | |
| 10,200 | Borg Warner, Inc. | $ 726,444 |
| 8,700 | Superior Industries International, Inc. | 376,449 |
| | | 1,102,893 |
| | | |
| | **Chemicals (2.32%):** | |
| 42,500 | RPM, Inc. | 579,700 |
| | | |
| | **Collectibles (1.92%):** | |
| 28,000 | RC2, Corp. * | 478,800 |
| | | |
| | **Construction (6.90%):** | |
| 28,000 | Granite Construction, Inc. | 544,880 |
| 27,000 | Insituform Technologies, Inc., Class A * | 477,630 |
| 20,500 | Lafarge North America, Inc. | 701,920 |
| | | 1,724,430 |
| | | |
| | **Containers & Packaging (2.87%):** | |
| 18,300 | AptarGroup, Inc. | 716,628 |
| | | |
| | **Electrical Products (3.19%):** | |
| 30,000 | Belden, Inc. | 550,200 |
| 33,000 | Cable Design Technologies Corp. * | 247,500 |
| | | 797,700 |
| | | |
| | **Electronic Components (4.13%):** | |
| 26,500 | Bel Fuse, Inc., Class B | 707,815 |
| 16,000 | Technitrol, Inc. * | 323,520 |
| | | 1,031,335 |
| | | |
| | **Energy & Utilities (3.40%):** | |
| 7,000 | NUI Corp. | 112,350 |
| 23,000 | Questar Corp. | 737,840 |
| | | 850,190 |
| | | |
| | **Household Products (5.48%):** | |
| 26,500 | Church & Dwight Co., Inc. | 846,675 |
| 19,000 | Libbey, Inc. | 522,690 |
| | | 1,369,365 |
| | | |
| | **Insurance - Life & Health (2.68%):** | |
| 23,000 | Protective Life Corp. | 669,070 |
| | | |
| | **Manufacturing (9.77%):** | |
| 5,500 | Clarcor, Inc. | 235,620 |
| 47,000 | JAKKS Pacific, Inc. * | 564,000 |
| 22,000 | Smith (A.O.) Corp. | 789,800 |

**SCHEDULES OF INVESTMENTS**

**SMALL CAPITALIZATION PORTFOLIO (Continued)**

| Shares | | Value |
|---|---|---|
| | **Manufacturing (9.77%) (continued):** | |
| 18,000 | Teleflex, Inc. | $ 853,740 |
| | | 2,443,160 |
| | | |
| | **Medical Products (9.27%):** | |
| 17,300 | CONMED, Inc. * | 367,971 |
| 11,500 | Dentsply International, Inc. | 503,125 |
| 3,400 | Inamed Corp. * | 251,056 |
| 16,400 | Mentor Corp. | 379,004 |
| 10,400 | PolyMedica Corp. | 468,208 |
| 12,000 | West Pharmaceutical Services, Inc . | 348,000 |
| | | 2,317,364 |
| | | |
| | **Oil & Gas (8.95%):** | |
| 155 | Cross Timbers Royalty Trust | 3,472 |
| 18,000 | Newfield Exploration Co. * | 707,220 |
| 18,500 | Piedmont Natural Gas. Co., Inc. | 715,950 |
| 16,600 | Spinnaker Exploration Co. * | 368,852 |
| 21,000 | XTO Energy, Inc. | 440,790 |
| | | 2,236,284 |
| | | |
| | **Pharmacy Services (1.44%):** | |
| 51,400 | MIM Corp. * | 359,800 |
| | | |
| | **Real Estate Investment Trusts (1.03%):** | |
| 7,000 | Mack-Cali Realty Corp. | 257,600 |
| | | |
| | **Restaurants (6.06%):** | |
| 14,800 | Applebee's International, Inc. | 475,672 |
| 20,400 | CBRL Group, Inc. | 711,552 |
| 8,500 | Outback Steakhouse, Inc. | 328,525 |
| | | 1,515,749 |
| | | |
| | **Retail (9.51%):** | |
| 28,900 | BJ'S Wholesale Club, Inc. * | 631,176 |
| 12,300 | Claires Stores, Inc. | 424,965 |
| 29,000 | Footstar, Inc. * | 308,270 |
| 36,000 | ShopKo Stores, Inc. * | 495,720 |
| 21,500 | Supervalu, Inc. | 518,150 |
| | | 2,378,281 |
| | | |
| | **Scientific & Technical Instruments (1.54%):** | |
| 18,000 | Veeco Instruments, Inc. * | 384,300 |
| | | |
| | **Semiconductor (4.40%):** | |
| 16,500 | Actel Corp. * | 483,285 |
| 14,800 | International Rectifier Corp. * | 615,532 |
| | | 1,098,817 |

**SCHEDULES OF INVESTMENTS**

**SMALL CAPITALIZATION PORTFOLIO (Continued)**

| Shares/<br>Principal ($) | | | Value |
|---|---|---|---|
| | **Trucking (4.74%):** | | |
| 29,500 | Arkansas Best Corp. | $ | 812,430 |
| 8,000 | Roadway Corp. | | 374,000 |
| | | | 1,186,430 |
| | **Total Common Stocks** (Cost $20,174,104) | | **23,497,896** |
| | **Short - Term Investment (7.10%):** | | |
| $ 1,775,000 | Federal Home Loan Bank, 9/2/03 (Cost $1,774,965) | | **1,774,965** |
| | **TOTAL INVESTMENTS (**Cost $21,949,069) | 101.11% | $ **25,272,861** |
| | Liabilities in excess of other assets | (1.11%) | (278,178) |
| | **TOTAL NET ASSETS** | **100.00%** | $ **24,994,683** |

Percentages indicated are based upon total net assets of $24,994,683.

* Non-income producing securities.

**SCHEDULES OF INVESTMENTS**
**INTERNATIONAL EQUITY PORTFOLIO**

| Shares | | Value |
|---|---|---|
| | **Common Stocks (90.12%):** | |
| | **AUSTRALIA (3.29%):** | |
| | **Multimedia (3.29)%:** | |
| 27,900 | News Corp. Ltd., ADR | $ 806,868 |
| | | |
| | **CHINA (1.30%):** | |
| | **Oil & Gas (1.30%):** | |
| 8,900 | PetroChina Co. Ltd., ADR | 318,175 |
| | | |
| | **FRANCE (16.98%):** | |
| | **Automobiles & Light Trucks (2.48%):** | |
| 13,300 | Peugot Citroen SA, ADR | 607,008 |
| | | |
| | **Computer Software (3.57%):** | |
| 32,400 | Business Objects SA, ADR * | 875,772 |
| | | |
| | **Insurance (3.08%):** | |
| 42,500 | Axa, ADR | 755,650 |
| | | |
| | **Medical Supplies (3.49%):** | |
| 29,756 | L'Air Liquide SA, ADR | 854,625 |
| | | |
| | **Oil & Gas (4.36%):** | |
| 13,875 | TotalFinaElf SA, ADR | 1,068,514 |
| | | |
| | **TOTAL FRANCE** | 4,161,569 |
| | | |
| | **GERMANY (5.51%):** | |
| | **Diversified Manufacturing Operations (2.69%):** | |
| 10,605 | Siemens AG, ADR | 660,479 |
| | | |
| | **Electric - Integrated (2.82%):** | |
| 13,300 | E.ON AG, ADR | 690,802 |
| | | |
| | **TOTAL GERMANY** | 1,351,281 |
| | | |
| | **NETHERLANDS (5.18%):** | |
| | **Insurance (5.18%):** | |
| 34,200 | Aegon NV, ADR | 426,132 |
| 42,800 | ING Groep NV, ADR | 844,444 |
| | | 1,270,576 |
| | | |
| | **TOTAL NETHERLANDS** | 1,270,576 |
| | | |
| | **JAPAN (15.81%):** | |
| | **Audio/Video Products (2.00%):** | |
| 14,910 | Sony Corp., ADR | 491,284 |
| | | |
| | **Automobiles & Trucks (3.62%):** | |
| 40,900 | Nissan Motor Corp., ADR | 887,530 |

## SCHEDULES OF INVESTMENTS
### INTERNATIONAL EQUITY PORTFOLIO (Continued)

| Shares | | Value |
|---|---|---|
| | **JAPAN (15.81%) (continued):** | |
| | **Banking & Finance (3.26%):** | |
| 136,267 | Mitsubishi Tokyo Financial Group, Inc., ADR | $ 799,887 |
| | **Identification Systems/Development (1.80%):** | |
| 6,427 | Secom Co., Ltd., ADR | 440,658 |
| | **Office Equipment (3.23%):** | |
| 16,349 | Canon, Inc., ADR | 792,273 |
| | **Telecommunications (1.90%):** | |
| 20,976 | Nippon Telegraphic and Telephone Corp., ADR | 465,457 |
| | **TOTAL JAPAN** | 3,877,089 |
| | **SPAIN (3.02%):** | |
| | **Telecommunications (3.02%):** | |
| 20,841 | Telefonica, ADR * | 739,856 |
| | **SWEDEN (2.70%):** | |
| | **Automobiles & Trucks (2.70%):** | |
| 27,200 | Volvo AB - Spons. ADR | 662,320 |
| | **SWITZERLAND (2.01%):** | |
| | **Pharmaceuticals (2.01%):** | |
| 13,330 | Novartis AG, ADR | 492,810 |
| | **TAIWAN (4.23%):** | |
| | **Electronics (2.82%):** | |
| 26,175 | AU Optronics Corp., ADR | 354,410 |
| 67,716 | United MicroElectronics Corp., ADR * | 336,548 |
| | | 690,958 |
| | **Semiconductors (1.41%):** | |
| 29,350 | Taiwan Semiconductor Manufacturing Co. Ltd., ADR * | 345,743 |
| | **TOTAL TAIWAN** | 1,036,701 |

**SCHEDULES OF INVESTMENTS**

**INTERNATIONAL EQUITY PORTFOLIO (Continued)**

| Shares/ Principal ($) | | Value |
|---|---|---|
| | **UNITED KINGDOM (30.09%):** | |
| | **Airlines (2.18%):** | |
| 17,700 | British Airways PLC, ADR * | $ 534,540 |
| | **Banking (9.97%):** | |
| 11,500 | Bank of Ireland, ADR | 557,750 |
| 31,500 | Barclays PLC, ADR | 931,770 |
| 14,830 | HSBC Holdings PLC, ADR | 953,866 |
| | | 2,443,386 |
| | **Beverages (2.92%):** | |
| 16,360 | Diageo PLC, ADR | 715,586 |
| | **Medical Products (2.44%):** | |
| 9,200 | Smith & Nephew PLC, ADR | 597,724 |
| | **Oil & Gas (3.40%):** | |
| 20,005 | BP PLC, ADR | 834,609 |
| | **Pharmaceuticals (2.32%):** | |
| 14,638 | Glaxosmithkline PLC, ADR | 568,394 |
| | **Telecommunications (2.84%):** | |
| 38,040 | Vodafone Group PLC, ADR | 696,132 |
| | **Television (2.06%):** | |
| 11,900 | British Sky Broadcasting Group PLC, ADR * | 505,512 |
| | **Tobacco (1.96%):** | |
| 15,100 | Imperial Tobacco Group PLC, ADR | 481,690 |
| | **TOTAL UNITED KINGDOM** | 7,377,573 |
| | **Total Common Stocks** (Cost $21,798,851) | **22,094,818** |
| | **Short - Term Investments (47.88%):** | |
| $ 11,738,000 | Federal Home Loan Bank, 9/2/03 (Cost $11,737,772) | **11,737,772** |

| | | | |
|---|---|---|---|
| **TOTAL INVESTMENTS** (Cost $33,536,623) | | 138.00% | $ **33,832,590** |
| Liabilities in excess of other assets | | (38.00)% | (9,316,255) |
| **TOTAL NET ASSETS** | | 100.00% | $ **24,516,335** |

Percentages indicated are based upon total net assets of $24,516,335.

* Non-income producing securities.
ADR - American Depositary Receipt

**SCHEDULES OF INVESTMENTS**

**HEALTH & BIOTECHNOLOGY PORTFOLIO**

| Shares | | Value |
|---:|---|---:|
| | **Common Stocks (94.05%):** | |
| | **Biotechnology (10.19%):** | |
| 47,223 | Amgen, Inc. * | $ 3,111,996 |
| 63,491 | Biomarin Pharmaceutical - Warrants * ++ | 635 |
| 77,553 | Celltech Group PLC - ADR * | 409,409 |
| 34,700 | Cephalon, Inc. * | 1,538,945 |
| 69,902 | CSL Ltd. | 764,625 |
| 44,800 | Genzyme Corp. * | 2,112,320 |
| | | 7,937,930 |
| | | |
| | **Diversified Financials (1.08%):** | |
| 8,300 | SPDR Trust Series 1 + | 841,952 |
| | | |
| | **Healthcare Equipment & Supplies (10.78%):** | |
| 93,069 | Amersham PLC - ADR | 750,781 |
| 33,700 | Anthem, Inc. * | 2,466,840 |
| 62,100 | Baxter International, Inc. | 1,745,010 |
| 26,662 | Medtronic, Inc. | 1,321,902 |
| 42,600 | UnitedHealth Group, Inc. | 2,105,718 |
| | | 8,390,251 |
| | | |
| | **Pharmaceuticals (72.00%):** | |
| 32,300 | Abbott Laboratories | 1,301,690 |
| 28,400 | Allergan, Inc. | 2,256,664 |
| 69,640 | AstraZeneca PLC - ADR | 2,676,720 |
| 66,363 | Aventis - ADR | 3,223,323 |
| 158,500 | Bristol - Myers Squibb Co. | 4,021,145 |
| 74,100 | Daiichi Pharmaceutical Co., LTD | 1,132,965 |
| 20,700 | Eli Lilly & Co. | 1,377,171 |
| 214,328 | GlaxoSmithkline PLC - ADR | 4,091,892 |
| 156,900 | Johnson & Johnson | 7,779,102 |
| 6,922 | Medco Health Solutions, Inc. * | 184,829 |
| 57,400 | Merck & Co., Inc. | 2,888,368 |
| 90,760 | Novartis AG | 3,337,360 |
| 287,670 | Pfizer, Inc. | 8,607,086 |
| 34,681 | Roche Holding AG | 2,655,769 |
| 38,311 | Sanofi - Synthelabo SA - ADR * | 2,153,556 |
| 108,900 | SICOR Inc. * | 2,161,665 |
| 49,200 | Takeda Chemical Industries, Ltd. | 1,779,431 |
| 103,600 | Wyeth | 4,439,260 |
| | | 56,067,996 |
| | | |
| | **Total Common Stocks** (Cost $68,945,387) | **73,238,129** |

| Shares | | Value |
|---|---|---|
| | **Preferred Stocks (5.92%):** | |
| | **Biotechnology (5.92%):** | |
| 318,182 | Aderis Pharmaceuticals Series D * ++ | $ 3,500,002 |
| 401,335 | Mitokor Series F * ++ | 1,075,578 |
| 3,333,333 | Vitagen, Inc. Series C * ++ | 33,333 |
| | | 4,608,913 |
| | **Total Preferred Stocks** (Cost $10,510,014) | 4,608,913 |
| | **Short - Term Investments (0.11%)** | |
| 84,372 | BNY Hamilton Fund (Cost $84,372) | 84,372 |
| | **TOTAL INVESTMENTS** (Cost $79,539,773) 100.08% | $ 77,931,414 |
| | Liabilities in excess of other assets (0.08%) | (63,917) |
| | **TOTAL NET ASSETS** 100.00% | $ 77,867,497 |

Percentages indicated are based on net assets of $77,867,497.

*   Non-income producing securities.
+   All or a portion of the security is on loan (See Note 7).
++  Restricted security (See Note 5).

ADR - American Depositary Receipt

**SCHEDULES OF INVESTMENTS**

**TECHNOLOGY & COMMUNICATIONS PORTFOLIO**

| Shares | | Value |
|---:|---|---:|
| | **Common Stocks  (100.50%):** | |
| | **Consumer Discretionary (5.75%):** | |
| 28,500 | Amazon.com, Inc. * + | $        1,323,540 |
| 62,800 | Flextronics International Ltd. * | 847,172 |
| | | 2,170,712 |
| | | |
| | **Healthcare (5.21%):** | |
| 8,000 | Amgen, Inc. * | 527,200 |
| 9,400 | Boston Scientific Corp. * | 564,940 |
| 11,000 | Medtronic, Inc. | 545,380 |
| 16,500 | Visx, Inc. | 330,330 |
| | | 1,967,850 |
| | | |
| | **Industrial (2.08%):** | |
| 12,000 | First Data Corp. | 460,800 |
| 13,000 | Pall Corp. | 325,000 |
| | | 785,800 |
| | | |
| | **Information Technology (81.69%):** | |
| 16,500 | Adobe Systems, Inc. | 640,695 |
| 24,500 | Advanced Fibre Communications, Inc. | 570,115 |
| 11,500 | Affiliated Computer Services, Inc. - Class A | 570,515 |
| 9,500 | Analog Devices, Inc. | 389,500 |
| 75,000 | Applied Materials, Inc. * | 1,620,000 |
| 38,500 | Broadcom Corp. - Class A * | 1,051,820 |
| 92,000 | Cisco Systems, Inc. * | 1,761,800 |
| 21,000 | Citrix Systems, Inc. * | 432,390 |
| 27,000 | CNET Networks, Inc. | 227,340 |
| 50,000 | Dell Computer Corp. * | 1,631,500 |
| 99,500 | EMC Corp. * | 1,268,625 |
| 53,000 | Hewlett - Packard Co. | 1,055,760 |
| 67,000 | Intel Corp. | 1,917,540 |
| 30,000 | Juniper Networks, Inc. | 516,600 |
| 19,000 | Marvell Technology Group Ltd. | 801,230 |
| 26,000 | Mercury Interactive Corp. * | 1,141,140 |
| 23,500 | Microchip Technology, Inc. | 658,235 |
| 53,000 | Micromuse, Inc. * | 433,540 |
| 56,000 | Microsoft Corp. | 1,485,120 |
| 20,500 | NetScreen Technologies, Inc. * | 490,565 |
| 38,000 | Network Appliance, Inc. * | 851,580 |
| 61,500 | Nokia Corp. - ADR | 1,001,835 |
| 126,000 | Oracle Corp. * | 1,610,280 |
| 40,000 | PeopleSoft, Inc. * | 724,000 |
| 12,000 | QUALCOMM, Inc. | 495,360 |
| 14,500 | Scientific Atlanta, Inc. | 493,000 |
| 65,000 | Siebel Systems, Inc. * | 655,200 |
| 30,000 | Texas Instruments, Inc. | 715,500 |
| 30,000 | United Online, Inc. * + | 1,143,300 |
| 25,500 | UTStarcom, Inc. | 1,095,480 |
| 50,500 | VERITAS Software Corp. * | 1,741,240 |
| 17,500 | Xilinx, Inc. * | 539,700 |
| 33,000 | Yahoo!, Inc. * | 1,102,200 |
| | | 30,832,705 |

**SCHEDULES OF INVESTMENTS**

**TECHNOLOGY & COMMUNICATIONS PORTFOLIO (Continued)**

| Shares | | | Value |
|---:|---|---|---:|
| | **Telecommunication Services (5.77%):** | | |
| 60,000 | AT&T Wireless Services, Inc. * | $ | 517,200 |
| 23,500 | Amdocs Ltd. * | | 525,930 |
| 40,000 | Comverse Technology, Inc. * | | 659,600 |
| 35,000 | Symbol Technologies, Inc. | | 473,900 |
| 125,000 | U.S. Wireless Data, Inc., warrants, expire 3/17/07 ++ | | - |
| | | | 2,176,630 |
| | **Total Common Stocks** (Cost $27,737,819) | | **37,933,697** |
| | **TOTAL INVESTMENTS** (Cost $27,737,819) | 100.50% $ | **37,933,697** |
| | Liabilities in excess of other assets | (0.50%) | (187,667) |
| | **TOTAL NET ASSETS** | **100.00%** $ | **37,746,030** |

Percentages indicated are based on net assets of $37,746,030.

\* Non-income producing securities.

\+ All or a portion of the security is on loan (See Note 7).

++ Restricted security (See Note 5).

ADR - American Depositary Receipt

**SCHEDULES OF INVESTMENTS**

**ENERGY & BASIC MATERIALS PORTFOLIO**

| Shares | | Value |
|---:|---|---:|
| | **Common Stocks  (99.30%):** | |
| | **Agriculture - Fish & Ranch (5.17%):** | |
| 9,400 | Bunge Ltd. | $       284,444 |
| | | |
| | **Chemicals (14.00%):** | |
| 3,500 | Dow Chemical Co. | 120,855 |
| 3,900 | E.I. du Pont de Nemours and Co. | 174,486 |
| 6,600 | Georgia Gulf Corp. | 147,510 |
| 15,000 | Hercules, Inc. * | 168,000 |
| 2,500 | Praxair, Inc. | 159,550 |
| | | 770,401 |
| | | |
| | **Coal (2.87%):** | |
| 5,000 | Peabody Energy Corp. | 158,250 |
| | | |
| | **Containers & Packaging - Paper & Plastics (5.38%):** | |
| 5,000 | Pactiv Corp. * | 100,400 |
| 12,400 | Smurfit-Stone Container Corp. | 195,672 |
| | | 296,072 |
| | | |
| | **Machinery - Oil Well Equipment & Services (17.50%):** | |
| 4,500 | BJ Services Co. * | 168,165 |
| 7,500 | Global SantaFe Corp. | 186,000 |
| 5,000 | Nabors Industries Ltd. | 200,750 |
| 3,500 | Noble Corp. * | 126,630 |
| 2,500 | Schlumberger Ltd. | 123,775 |
| 4,200 | Weatherford International Ltd. * | 157,836 |
| | | 963,156 |
| | | |
| | **Oil - Crude Producers (12.74%):** | |
| 3,200 | Anadarko Petroleum Corp. | 139,200 |
| 3,200 | Apache Corp. | 220,736 |
| 3,000 | Burlington Resources, Inc. | 145,260 |
| 5,000 | Newfield Exploration Co. * | 196,450 |
| | | 701,646 |
| | | |
| | **Oil - Integrated Domestic (7.60%):** | |
| 5,000 | Occidental Petroleum Corp. | 171,650 |
| 5,500 | Royal Dutch Petroleum Co. | 246,785 |
| | | 418,435 |
| | | |
| | **Oil - Integrated International (18.24%):** | |
| 5,000 | BP PLC - ADR | 208,600 |
| 2,700 | ChevronTexaco Corp. | 196,749 |
| 5,500 | Exxon Mobil Corp. | 207,350 |
| 7,000 | Rowan Cos., Inc. | 175,280 |
| 3,750 | Yukos - ADR + | 216,000 |
| | | 1,003,979 |

**August 31, 2003**
**SCHEDULES OF INVESTMENTS**
**ENERGY & BASIC MATERIALS PORTFOLIO (Continued)**

| Shares | | | Value |
|---|---|---|---|
| | **Paper (9.72%):** | | |
| 6,000 | Georgia-Pacific Corp. | | $ 139,020 |
| 4,900 | International Paper Co. | | 198,695 |
| 15,000 | Lousiana-Pacific Corp.* | | 197,250 |
| | | | 534,965 |
| | **Real Estate Investment Trusts (REITs)(3.47%):** | | |
| 7,300 | Plum Creek Timber Co., Inc. | | 190,895 |
| | **Transportation (2.61%):** | | |
| 5,000 | Tidewater, Inc. | | 143,600 |
| | **Total Common Stocks** (Cost $4,947,111) | | **5,465,843** |
| | **Short - Term Investments (0.43%)** | | |
| 23,776 | BNY Hamilton Fund (Cost $23,776) | | **23,776** |
| | **TOTAL INVESTMENTS** (Cost $4,970,887) | 99.73% | **$ 5,489,619** |
| | Other assets in excess of liabilities | 0.27% | 14,792 |
| | **TOTAL NET ASSETS** | **100.00%** | **$ 5,504,411** |

Percentages indicated are based on net assets of $5,504,411.

* Non-income producing securities.
\+ All or a portion of the security is on loan (See Note 7).

ADR - American Depositary Receipt

**SCHEDULES OF INVESTMENTS**
**FINANCIAL SERVICES PORTFOLIO**

| Shares | | Value |
|---:|---|---:|
| | **Common Stocks (98.81%):** | |
| | **Banks (20.94%):** | |
| 1,600 | Bank of America Corp. | $ 126,800 |
| 5,600 | Bank of New York Co., Inc. | 164,752 |
| 1,600 | Comerica, Inc. | 78,944 |
| 4,400 | State Street Corp. | 193,380 |
| 2,800 | Washington Mutual, Inc. | 109,144 |
| 4,675 | Wells Fargo & Co. | 234,405 |
| | | 907,425 |
| | | |
| | **Consumer Cyclicals (4.23%):** | |
| 2,900 | Kohl's Corp. * | 183,425 |
| | | |
| | **Data Processing Services (2.95%):** | |
| 1,500 | Automatic Data Processing, Inc. | 59,865 |
| 3,000 | Sabre Holdings Corp. | 67,860 |
| | | 127,725 |
| | | |
| | **Diversified Financials (40.06%):** | |
| 4,350 | Capital One Financial Corp. | 232,290 |
| 6,133 | Citigroup, Inc. | 265,866 |
| 4,000 | Eaton Vance Corp. | 136,240 |
| 2,100 | Fannie Mae | 136,059 |
| 1,600 | Freddie Mac | 85,040 |
| 2,600 | Goldman Sachs Group, Inc. | 230,074 |
| 2,000 | Lehman Brothers Holdings, Inc. | 131,460 |
| 9,750 | MBNA Corp. | 227,565 |
| 4,000 | Morgan Stanley | 195,160 |
| 2,400 | SLM Corp. | 96,432 |
| | | 1,736,186 |
| | | |
| | **Insurance (27.63%):** | |
| 3,000 | ACE Ltd. | 96,600 |
| 5,800 | AFLAC, Inc. | 185,658 |
| 3,850 | American International Group, Inc. | 229,344 |
| 4,850 | Marsh & McLennan Cos., Inc. | 242,500 |
| 3,900 | MGIC Investment Corp. | 219,843 |
| 4,700 | Radian Group, Inc. | 223,673 |
| | | 1,197,618 |
| | | |
| | **Telecommunications (3.00%):** | |
| 8,000 | Nokia Corp. - ADR | 130,320 |
| | | |
| | **Total Common Stocks** (Cost $3,876,866) | **4,282,699** |

**SCHEDULES OF INVESTMENTS**

**FINANCIAL SERVICES PORTFOLIO**

| Shares | | | Value |
|---|---|---|---|
| | **Short - Term Investments (1.58%)** | | |
| 68,214 | BNY Hamilton Fund (Cost $68,214) | | $ 68,214 |
| | **TOTAL INVESTMENTS** (Cost $3,945,080) | 100.39% | $ 4,350,913 |
| | Liabilities in excess of other assets | (0.39%) | (16,860) |
| | **TOTAL NET ASSETS** | 100.00% | $ 4,334,053 |

Percentages indicated are based on net assets of $4,334,053

\* Non-income producing securities.

ADR - American Depositary Receipt

**SCHEDULES OF INVESTMENTS**

**INVESTMENT QUALITY BOND PORTFOLIO**

| Principal | | Value |
|---|---|---|
| | **U.S. Government and Agencies (43.86%):** | |
| | **Federal Home Loan Bank (3.31%):** | |
| $ 800,000 | 5.15%, 10/15/08 | $ 828,406 |
| | **Federal Home Loan Mortgage Corporation (1.69%):** | |
| 400,000 | 5.125%, 10/15/08 | 422,282 |
| | **Federal National Mortgage Association (2.19%):** | |
| 500,000 | 6.00%, 5/15/08 | 548,952 |
| | **Freddie Mac (5.33%):** | |
| 1,300,000 | 5.75%, 4/29/09 | 1,333,085 |
| | **U.S. Treasury Notes (6.74%):** | |
| 1,600,000 | 5.00%, 8/15/11 | 1,684,499 |
| | **U.S. Treasury Inflation Protection Securities (24.60%):** | |
| 3,064,950 | 3.00%, 7/15/12 | 3,261,778 |
| 3,000,480 | 1.875%, 7/15/13 | 2,893,588 |
| | | 6,155,366 |
| | **Total U.S. Government and Agencies** (Cost $10,749,156) | **10,972,590** |
| | **Corporate Notes and Bonds (58.36%):** | |
| | **Amusement (2.05%):** | |
| 500,000 | Walt Disney Co., 4.875%, 7/2/04 | 512,864 |
| | **Building & Construction Products - Miscellaneous (4.11%)** | |
| 1,000,000 | Masco Corp., 6.00%, 5/3/04 | 1,027,063 |
| | **Chemicals (6.25%):** | |
| 1,500,000 | ICI Wilmington, Inc., 6.95%, 9/15/04 | 1,562,881 |
| | **Electric Utilities (14.02%):** | |
| 900,000 | Eastern Energy Ltd., 6.75%, 12/1/06 | 995,995 |
| 1,000,000 | Detroit Edison Co., 7.50%, 2/1/05 | 1,073,564 |
| 800,000 | Niagra Mohawk Power, 8.00%, 6/1/04 | 836,668 |
| 550,000 | South Carolina Electric & Gas Co., 7.50%, 6/15/05 | 600,148 |
| | | 3,506,375 |
| | **Electronic Components & Semiconductors (6.99%):** | |
| 1,200,000 | Avnet, Inc., 8.00%, 11/15/06 | 1,242,000 |
| 500,000 | Metropolitan Edison, 6.40%, 2/9/06 | 507,842 |
| | | 1,749,842 |

**SCHEDULES OF INVESTMENTS**

**INVESTMENT QUALITY BOND PORTFOLIO (Continued)**

| Principal | | Value |
|---|---|---|
| | **Financial Services (10.12%):** | |
| $ 1,000,000 | Associates Corp. of North America, 6.625%, 6/15/05 | $ 1,078,999 |
| 73,549 | Guaranteed Export Trust, 6.28%, 6/15/04 | 75,576 |
| 500,000 | Heller Financial, Inc., 6.00%, 3/19/04 | 512,713 |
| 850,000 | National Rural Utilities, 6.00%, 1/15/04 | 864,527 |
| | | 2,531,815 |
| | **Food (4.27%):** | |
| 700,000 | Conagra Foods, Inc., 7.40%, 9/15/04 | 738,407 |
| 250,000 | Safeway, Inc., 6.05%, 11/15/03 | 251,915 |
| 75,000 | Tyson Foods, Inc., 6.625%, 10/1/04 | 78,055 |
| | | 1,068,377 |
| | **Metal Products (1.09%):** | |
| 250,000 | Alcoa, Inc., 7.25%, 8/1/05 | 273,557 |
| | **Oil Production (0.66%):** | |
| 150,000 | Anadarko Petroleum Corp., 7.00%, 10/15/06 | 165,600 |
| | **Telecommunications (8.80%):** | |
| 500,000 | Ameritech Capital Funding, 6.30%, 10/15/04 | 524,363 |
| 500,000 | Bell Atlantic West Virginia, 7.00%, 8/15/04 | 523,103 |
| 700,000 | GTE Southwest Inc., 6.23%, 1/1/07 | 762,231 |
| 375,000 | Pacific Bell, 7.00%, 7/15/04 | 392,815 |
| | | 2,202,512 |
| | **Total Corporate Notes and Bonds** (Cost $14,180,746) | **14,600,886** |
| | **TOTAL INVESTMENTS** (Cost $24,929,902) | 102.22%   $ **25,573,476** |
| | Liabilities in excess of other assets | (2.22%)   (555,053) |
| | **TOTAL NET ASSETS** | 100.00%   $ **25,018,423** |

Percentages indicated are based upon total net assets of $25,018,423.

**SCHEDULES OF INVESTMENTS**

**MUNICIPAL BOND PORTFOLIO**

| Principal | | Value |
|---|---|---|
| | **Municipal Bonds (99.31%):** | |
| | **ARIZONA (3.11%):** | |
| | **Water/Sewer (3.11%):** | |
| $    200,000 | Sedona, Wastewater Municipal Property, Corporate Excise | |
| | Tax Revenue, 4.75%, 7/1/27, MBIA | $        193,150 |
| | | |
| | **CALIFORNIA (7.84%):** | |
| | **Housing (3.53%):** | |
| 215,000 | State Housing Financing Agency, Revenue, Single Family | |
| | Mortgage Purchase Amount, Series A, Class I, 5.30%, 8/1/18, FHA | 219,087 |
| | | |
| | **Public Facilities (4.31%):** | |
| 250,000 | State Public Works Board Lease Revenue, State University Projects, | |
| | Series A, 5.375%, 10/1/17 | 268,035 |
| | | |
| | **TOTAL CALIFORNIA** | 487,122 |
| | | |
| | **COLORADO (6.82%):** | |
| | **Health/Hospital (2.47%):** | |
| 150,000 | Denver, City & County Revenue, Children's Hospital Association | |
| | Project, 6.00%, 10/1/15, FGIC | 153,530 |
| | | |
| | **Public Facilities (4.35%):** | |
| 250,000 | Denver, City & County, Excise Tax Revenue, Colorado Convention | |
| | Center Project, Series A, 5.50%, 9/1/17, FSA | 270,353 |
| | | |
| | **TOTAL COLORADO** | 423,883 |
| | | |
| | **DISTRICT OF COLUMBIA (3.75%):** | |
| | **Public Facilities (3.75%):** | |
| 250,000 | Washington, Convention Center Authority, Dedicated Tax Revenue, | |
| | 4.75%, 10/1/28, AMBAC | 232,797 |
| | | |
| | **FLORIDA (3.92%):** | |
| | **Education (0.59%):** | |
| 35,000 | Dade County School Board Certification Participation, Series A, | |
| | 5.75%, 5/1/12 | 36,464 |
| | | |
| | **General Obligation (3.33%):** | |
| 200,000 | State Board Education Cap Outlay, 5.00%, 6/1/18 | 207,172 |
| | | |
| | **TOTAL FLORIDA** | 243,636 |
| | | |
| | **HAWAII (4.13%):** | |
| | **General Obligation (4.13%):** | |
| 255,000 | State, GO, Series CR, 4.75%, 4/1/18 | 256,711 |

## SCHEDULES OF INVESTMENTS
### MUNICIPAL BOND PORTFOLIO (Continued)

| Principal | | Value |
|---|---|---|
| | **MARYLAND (5.15%):** | |
| | **Water/Sewer (5.15%):** | |
| $  300,000 | State Energy Funding Administration, Solid Waste Disposal, LO Revenue, 6.30%, 12/1/10 | $  320,217 |
| | **NEBRASKA (0.71%):** | |
| | **Power/Utility (0.71%):** | |
| 40,000 | Omaha Public Power District, Electric Revenue, Series C, 5.50%, 2/1/14 | 44,280 |
| | **NEW HAMPSHIRE (4.20%):** | |
| | **Health/Hospital (4.20%):** | |
| 250,000 | State Health & Education Facilities Authority Revenue, Dartmouth-Hitchcock Obligation Group, Callable 8/1/12 @ 100, 5.50%, 8/1/27 | 260,745 |
| | **NEW YORK (4.31%):** | |
| | **General Obligation (4.31%):** | |
| 250,000 | New York City Public Improvements, 5.75%, 3/1/15 | 267,562 |
| | **NORTH CAROLINA (4.02%):** | |
| | **General Obligation (4.02%):** | |
| 250,000 | Mecklenburg County, Series B, 4.50%, 2/1/18 | 249,465 |
| | **NORTH DAKOTA (4.78%):** | |
| | **Housing (4.78%):** | |
| 292,000 | State Housing Financing Agency, Revenue, Housing Financing Program, Series C, 5.50%, 7/1/18 | 296,964 |
| | **OHIO (4.91%):** | |
| | **Education (3.99%):** | |
| 250,000 | Jonathan Alder LOC School District, 4.40%, 12/1/17 | 248,103 |
| | **Health/Hospital (0.92%):** | |
| 50,000 | Lorain County, Hospital Revenue, Regional Medical Center, 7.75%, 11/1/13, AMBAC | 57,134 |
| | **TOTAL OHIO** | 305,237 |
| | **PENNSYLVANIA (5.28%):** | |
| | **General Obligation (4.04%):** | |
| 250,000 | Philadelphia, 4.90%, 9/15/20 | 251,215 |
| | **Revenue (1.24%):** | |
| 75,000 | Philadelphia, Municipal Authority Revenue, Series A, 5.625%, 11/15/14 | 77,055 |
| | **TOTAL PENNSYLVANIA** | 328,270 |

**SCHEDULES OF INVESTMENTS**
**MUNICIPAL BOND PORTFOLIO (Continued)**

| Principal | | Value |
|---|---|---|
| | **PUERTO RICO (3.39%):** | |
| | **Public Facilities (3.39%):** | |
| $    200,000 | Puerto Rico Highway & Trans. Authority Revenue, Series B, 6.00%, 7/1/26 | $        210,486 |
| | **SOUTH CAROLINA (4.03%):** | |
| | **Power/Utility (4.03%):** | |
| 250,000 | Piedmont Municipal Power Agency Electric, Series A, 5.00%, 1/1/18 | 250,577 |
| | **TEXAS (7.70%):** | |
| | **Education (4.28%):** | |
| 250,000 | State University, System Revenue, 5.375%, 3/15/17, FSA | 265,985 |
| | **Housing (3.42%):** | |
| 200,000 | State Veterans Housing Assistance, GO, Series B, 5.75%, 12/1/13, FHA | 212,252 |
| | **TOTAL TEXAS** | 478,237 |
| | **UTAH (2.60%):** | |
| | **Revenue (2.60%):** | |
| 150,000 | State Board Regent Revenue, 5.25%, 12/1/14 | 161,250 |
| | **VIRGINIA (5.02%):** | |
| | **Housing (5.02%):** | |
| 300,000 | State Housing Development Authority, Revenue, Commonwealth Mortgage, Series B, 5.40%, 1/1/15 | 311,964 |
| | **WISCONSIN (13.23%):** | |
| | **General Obligation (5.56%):** | |
| 350,000 | Milwaukee, Series Y, 4.625%, 9/1/19 | 345,132 |
| | **Health/Hospital (4.87%):** | |
| 300,000 | State Health & Educational Facilities Authority, Revenue, Waukesha Memorial Hospital, Series A, 5.25%, 8/15/19, AMBAC | 302,598 |
| | **Revenue (2.80%):** | |
| 175,000 | State Transportation Revenue, 4.60%, 7/1/18 | 174,134 |
| | **TOTAL WISCONSIN** | 821,864 |

| Principal | | | | Value |
|---|---|---|---|---|
| | **WYOMING (0.41%):** | | | |
| | **Housing (0.41%):** | | | |
| $    25,000 | Community Development Authority Housing Revenue, Series 1, 6.65%, 12/1/06 | | $ | 25,405 |
| | **Total Municipal Bonds** (Cost $6,074,247) | | | **6,169,822** |
| | **TOTAL INVESTMENTS** (Cost $6,074,247) | 99.31% | $ | **6,169,822** |
| | Other assets in excess of liabilities | 0.69% | | 42,932 |
| | **TOTAL NET ASSETS** | **100.00%** | $ | **6,212,754** |

Percentages indicated are based upon total net assets of $6,212,754.

Abbreviations used in this Portfolio:

| | |
|---|---|
| AMBAC | Insured by AMBAC Indemnity Corporation |
| FGIC | Insured by Financial Guaranty Insurance Corporation |
| FHA | Federal Housing Administration |
| FSA | Insured by Federal Security Assurance |
| GNMA | Insured by Government National Mortgage Association |
| GO | General Obligation |
| LO | Limited Obligation |
| LOC | Letter of Credit |
| MBIA | Insured by Municipal Bond Insurance Association |

**SCHEDULES OF INVESTMENTS**

**U.S. GOVERNMENT MONEY MARKET PORTFOLIO**

| Principal | | Value |
|---|---|---|
| | **U.S. Government Agencies (99.81%):** | |
| | **Federal Home Loan Bank Discount Notes (39.02%):** | |
| $   520,000 | 1.06%, 9/30/03 | $        519,556 |
| 1,235,000 | 0.97%, 10/02/03 | 1,233,968 |
| 1,735,000 | 1.015%, 10/16/03 | 1,732,799 |
| 3,000,000 | 1.025%, 10/23/03 | 2,995,558 |
| 1,820,000 | 1.20%, 10/27/03 | 1,816,603 |
| 755,000 | 1.075%, 11/26/03 | 753,061 |
| 1,335,000 | 1.07%, 12/15/03 | 1,330,834 |
| 1,930,000 | 0.90%, 2/26/04 | 1,921,125 |
| | | 12,303,504 |
| | | |
| | **Federal National Mortgage Association Discount Notes (60.79%):** | |
| 875,000 | 1.02%, 9/30/03 | 874,281 |
| 785,000 | 0.97%, 10/1/03 | 784,352 |
| 1,975,000 | 1.05%, 10/8/03 | 1,972,869 |
| 565,000 | 1.16%, 10/29/03 | 563,944 |
| 765,000 | 1.16%, 10/29/03 | 763,743 |
| 1,600,000 | 1.16%, 10/29/03 | 1,597,293 |
| 2,000,000 | 1.05%, 10/31/03 | 1,996,500 |
| 1,190,000 | 1.07%, 11/12/03 | 1,187,453 |
| 3,000,000 | 1.05%, 11/17/03 | 2,993,263 |
| 2,000,000 | 1.05%, 11/19/03 | 1,995,392 |
| 1,775,000 | 1.05%, 11/26/03 | 1,770,548 |
| 1,680,000 | 1.00%, 1/7/04 | 1,674,027 |
| 1,000,000 | 1.00%, 1/7/04 | 996,391 |
| | | 19,170,056 |
| | | |
| | **Total U.S. Government Agencies** (Cost $31,473,560) | **31,473,560** |
| | | |
| | **TOTAL INVESTMENTS** (Cost $31,473,560)          99.81% | **$   31,473,560** |
| | | |
| | Other assets in excess of liabilities          0.19% | 58,949 |
| | | |
| | **TOTAL NET ASSETS**          100.00% | **$   31,532,509** |

Percentages indicated are based upon total net assets of $31,532,509.

## STATEMENTS OF ASSETS AND LIABILITIES

| | Large Capitalization Value Portfolio | Large Capitalization Growth Portfolio | Mid Cap Portfolio | Small Capitalization Portfolio | International Equity Portfolio | Health & Biotechnology Portfolio |
|---|---|---|---|---|---|---|
| **Assets:** | | | | | | |
| Investments, at cost | $ 54,798,225 | $ 39,283,460 | $ 29,487,533 | $ 21,949,069 | $ 33,536,623 | $ 79,539,773 |
| Investments, at value (Note 1a) | $ 60,942,844 | $ 42,887,447 | $ 31,388,573 | $ 23,497,896 | $ 22,094,818 | $ 77,847,042 |
| Short term investments, at cost | 16,411 | 641,449 | 1,876,963 | 1,774,965 | 11,737,772 | 84,372 |
| Cash | - | - | 520 | 988 | 5,606 | - |
| Foreign currency, at value (Cost - $5,885) | | | | - | - | 5,666 |
| Collateral-securities loaned (Note 7) | | | 1,812,298 | | | 855,453 |
| Receivable for securities sold | 486,555 | - | - | 129,171 | 126,035 | - |
| Interest and dividends receivable | 117,289 | 29,150 | 15,699 | 24,468 | 70,140 | 204,169 |
| Receivable for fund shares sold | 9,097 | 21,895 | 2,340 | 7,137 | 968,738 | 1,804 |
| Receivable due from manager (Note 2a,e) | - | - | - | - | 9,821 | - |
| Receivable for open forward foreign currency contracts (Note 3) | - | - | - | - | - | 180,955 |
| Prepaid expenses and other assets | 18,113 | 13,195 | 15,410 | 11,250 | 49,613 | 25,075 |
| **Total Assets** | **61,590,309** | **43,593,136** | **35,111,803** | **25,445,875** | **35,062,543** | **79,204,536** |
| | | | | | | |
| **Liabilities:** | | | | | | |
| Securities lending collateral (Note 7) | - | - | 1,812,298 | - | - | 855,453 |
| Payable for securities purchased | - | - | | 371,316 | 10,307,757 | - |
| Payable for fund shares redeemed | 33,792 | 30,044 | | 5,959 | 207,630 | 64,021 |
| Payable for distribution fees (Note 2d) | 1,982 | 4,011 | 12,412 | 897 | 733 | 45,146 |
| Payable to manager (Note 2a) | 22,195 | 23,073 | 19,989 | 12,428 | - | 75,284 |
| Payable for open forward foreign currency contracts (Note 3) | - | - | - | - | - | 197,837 |
| Accrued expenses and other liabilities | 81,489 | 63,943 | 35,029 | 60,592 | 30,088 | 99,298 |
| **Total Liabilities** | **139,458** | **121,071** | **1,879,728** | **451,192** | **10,546,208** | **1,337,039** |
| | | | | | | |
| **Net Assets** | **$ 61,450,851** | **$ 43,472,065** | **$ 33,232,075** | **$ 24,994,683** | **$ 24,516,335** | **$ 77,867,497** |
| | | | | | | |
| **Net Assets:** | | | | | | |
| Par value of shares of beneficial interest | $ 41,896 | $ 34,179 | $ 32,050 | $ 22,133 | $ 33,938 | $ 69,287 |
| Paid in capital | 78,256,353 | 62,743,217 | 34,231,968 | 22,405,686 | 34,735,007 | 210,805,567 |
| Accumulated net realized gain (loss) on investments | (23,008,428) | (23,550,767) | (4,809,946) | (756,928) | (10,548,577) | (131,379,480) |
| Net unrealized appreciation (depreciation) on investments | 6,161,030 | 4,245,436 | 3,778,003 | 3,323,792 | 295,967 | (1,627,877) |
| **Net Assets** | **$ 61,450,851** | **$ 43,472,065** | **$ 33,232,075** | **$ 24,994,683** | **$ 24,516,335** | **$ 77,867,497** |
| | | | | | | |
| **Net Asset Value Per Share** | | | | | | |
| **Class I** | | | | | | |
| Net Assets | $ 56,572,733 | $ 41,239,905 | $ 2,234,513 | $ 23,838,043 | $ 23,362,081 | $ 247,123 |
| Shares of beneficial interest outstanding | 3,844,434 | 3,234,659 | 214,849 | 2,105,787 | 3,227,120 | 21,661 |
| Net asset value/offering price (a) | $ 14.72 | $ 12.75 | $ 10.40 | $ 11.32 | $ 7.24 | $ 11.41 |
| | | | | | | |
| **Class A** | | | | | | |
| Net Assets | $ - | $ - | $ 26,448,672 | $ - | $ - | $ 26,605,503 |
| Shares of beneficial interest outstanding | - | - | 2,548,404 | - | - | 2,327,176 |
| Net asset value (a) | $ - | $ - | $ 10.38 | $ - | $ - | $ 11.43 |
| Offering price per share (maximum sales charge of 5.75%) | $ - | $ - | $ 11.01 | $ - | $ - | $ 12.13 |
| | | | | | | |
| **Class B** | | | | | | |
| Net Assets | $ 2,273,009 | $ 298,156 | $ 3,824,305 | $ 242,428 | $ 37,725 | $ 37,287,649 |
| Shares of beneficial interest outstanding | 160,842 | 24,531 | 371,315 | 22,594 | 5,434 | 3,348,085 |
| Net asset value/offering price (b) | $ 14.13 | $ 12.15 | $ 10.30 | $ 10.73 | $ 6.94 | $ 11.14 |
| | | | | | | |
| **Class C** | | | | | | |
| Net Assets | $ 2,605,109 | $ 1,934,004 | $ 724,585 | $ 914,212 | $ 1,116,529 | $ 13,727,222 |
| Shares of beneficial interest outstanding | 184,356 | 158,718 | 70,411 | 84,926 | 161,229 | 1,231,774 |
| Net asset value/offering price (b) | $ 14.13 | $ 12.19 | $ 10.29 | $ 10.76 | $ 6.93 | $ 11.14 |

(a) Redemption price per share.
(b) Redemption price per Class B and C share varies based on length of time shares are held.

See accompanying notes to financial statements.

## STATEMENTS OF ASSETS AND LIABILITIES (Continued)

| | Technology & Communications Portfolio | Energy & Basic Materials Portfolio | Financial Services Portfolio | Investment Quality Bond Portfolio | Municipal Bond Portfolio | U.S. Government Money Market Portfolio |
|---|---|---|---|---|---|---|
| **Assets:** | | | | | | |
| Investments, at cost | $ 27,737,819 | $ 4,970,887 | $ 3,945,080 | $ 24,929,902 | $ 6,074,247 | $ 31,473,560 |
| Investments, at value (Note 1a) | $ 37,933,697 | $ 5,465,843 | $ 4,282,699 | $ 25,573,476 | $ 6,169,822 | $ - |
| Short term investments, at cost | - | 23,776 | 68,214 | - | - | 31,473,560 |
| Cash | - | - | - | - | - | 4,818 |
| Collateral-securities loaned (Note 7) | 1,348,276 | 216,451 | - | | | |
| Receivable for securities sold | 213,354 | - | - | - | - | - |
| Interest and dividends receivable | 2,390 | 17,216 | 3,000 | 332,255 | 87,885 | - |
| Receivable for fund shares sold | 6,688 | 608 | 304 | 358,333 | - | 2,785 |
| Receivable due from manager (Note 2a,e) | - | 1,678 | - | 14,058 | - | 37,638 |
| Prepaid expenses and other assets | 26,166 | 10,440 | 3,304 | 9,631 | 5,254 | 20,731 |
| **Total Assets** | **39,530,571** | **5,736,012** | **4,357,521** | **26,287,753** | **6,262,961** | **31,539,532** |
| **Liabilities:** | | | | | | |
| Securities lending collateral (Note 7) | 1,348,276 | 216,451 | - | - | - | - |
| Payable for securities purchased | 105,509 | - | - | - | - | - |
| Payable for fund shares redeemed | 17,460 | - | - | 343,467 | 1,747 | 6,950 |
| Payable for distribution fees (Note 2d) | 24,752 | 3,289 | 2,676 | 1,620 | 182 | - |
| Dividends payable | - | - | - | 5,490 | 971 | 73 |
| Due to custodian | 180,094 | - | - | 902,336 | 13,434 | - |
| Payable to manager (Note 2a) | 25,929 | - | 16,843 | - | 25,394 | - |
| Accrued expenses and other liabilities | 82,521 | 11,861 | 3,949 | 16,417 | 8,479 | - |
| **Total Liabilities** | **1,784,541** | **231,601** | **23,468** | **1,269,330** | **50,207** | **7,023** |
| **Net Assets** | **$ 37,746,030** | **$ 5,504,411** | **$ 4,334,053** | **$ 25,018,423** | **$ 6,212,754** | **$ 31,532,509** |
| **Net Assets:** | | | | | | |
| Par value of shares of beneficial interest | $ 57,671 | $ 3,844 | $ 3,971 | $ 23,778 | $ 6,025 | $ 316,309 |
| Paid in capital | 300,577,200 | 7,110,674 | 4,364,090 | 23,611,366 | 6,081,069 | 31,206,901 |
| Undistributed net investment income (loss) | - | - | - | - | 618 | - |
| Accumulated net realized gain (loss) on investments | (273,084,719) | (2,129,331) | (439,841) | 739,705 | 29,467 | 9,299 |
| Net unrealized appreciation (depreciation) on investments | 10,195,878 | 519,224 | 405,833 | 643,574 | 95,575 | - |
| **Net Assets** | **$ 37,746,030** | **$ 5,504,411** | **$ 4,334,053** | **$ 25,018,423** | **$ 6,212,754** | **$ 31,532,509** |
| **Net Asset Value Per Share** | | | | | | |
| **Class I** | | | | | | |
| Net Assets | $ 190,382 | $ 297,326 | $ 158,672 | $ 23,057,061 | $ 5,766,475 | $ 28,978,886 |
| Shares of beneficial interest outstanding | 28,429 | 20,433 | 14,371 | 2,191,515 | 559,312 | 29,074,716 |
| Net asset value/offering price (a) | $ 6.70 | $ 14.55 | $ 11.04 | $ 10.52 | $ 10.31 | $ 1.00 |
| **Class A** | | | | | | |
| Net Assets | $ 18,248,529 | $ 2,269,040 | $ 1,650,325 | $ - | $ - | $ - |
| Shares of beneficial interest outstanding | 2,729,606 | 156,260 | 149,696 | - | - | - |
| Net asset value per share (a) | $ 6.69 | $ 14.52 | $ 11.02 | $ - | $ - | $ - |
| Offering price per share (maximum sales charge of 5.75%) | $ 7.10 | $ 15.41 | $ 11.69 | $ - | $ - | $ - |
| **Class B** | | | | | | |
| Net Assets | $ 17,434,477 | $ 2,917,554 | $ 2,230,518 | $ 262,235 | $ 14,186 | $ 195,334 |
| Shares of beneficial interest outstanding | 2,718,973 | 206,254 | 205,893 | 24,920 | 1,372 | 195,652 |
| Net asset value/offering price (b) | $ 6.41 | $ 14.15 | $ 10.83 | $ 10.52 | $ 10.34 | $ 1.00 |
| **Class C** | | | | | | |
| Net Assets | $ 1,872,642 | $ 20,491 | $ 294,538 | $ 1,699,127 | $ 432,093 | $ 2,358,289 |
| Shares of beneficial interest outstanding | 290,109 | 1,448 | 27,185 | 161,325 | 41,841 | 2,360,531 |
| Net asset value/offering price (b) | $ 6.45 | $ 14.15 | $ 10.83 | $ 10.53 | $ 10.33 | $ 1.00 |

(a) Redemption price per share.

(b) Redemption price per Class B and C share varies based on length of time shares are held.

# STATEMENTS OF OPERATIONS

| | Large Capitalization Value Portfolio | Large Capitalization Growth Portfolio | Mid Cap Portfolio | | Small Capitalization Portfolio | International Equity Portfolio |
|---|---|---|---|---|---|---|
| | Year Ended August 31, 2003 | Year Ended August 31, 2003 | Period Ended August 31, 2003 | Year Ended April 30, 2003 (a) | Year Ended August 31, 2003 | Year Ended August 31, 2003 |
| **Investment Income:** | | | | | | |
| Interest income | $ 9,499 | $ 3,939 | $ 517 | $ 5,475 | $ 107 | $ - |
| Dividend income | 1,103,909 | 385,758 | 124,593 | 272,382 | 340,247 | 375,862 |
| Securities lending income | - | - | 599 | 3,535 | - | - |
| Less: Foreign withholding taxes | (8,314) | - | - | - | - | (62,053) |
| **Total Investment Income** | **1,105,094** | **389,697** | **125,709** | **281,392** | **340,354** | **313,809** |
| | | | | | | |
| **Operating Expenses:** | | | | | | |
| Management fees (Notes 2a, 2e) | 376,521 | 271,968 | 74,809 | 127,508 | 165,097 | 114,313 |
| Distribution fees (Note 2d): | | | | | | |
| Class A Shares | - | - | 33,144 | 62,587 | - | - |
| Class B Shares | 15,025 | 3,711 | 12,395 | 11,413 | 2,924 | 681 |
| Class C Shares | 24,455 | 17,473 | 2,152 | 2,077 | 9,657 | 4,681 |
| Transfer agent fees | 268,168 | 227,545 | 39,166 | 71,009 | 180,900 | 139,842 |
| Administration fees (Note 2c) | 144,440 | 122,206 | 16,493 | 33,175 | 73,322 | 38,450 |
| Custodian fees | 119,977 | 53,567 | 6,696 | 21,533 | 9,429 | 22,695 |
| Professional fees | 114,223 | 107,830 | 17,354 | 25,607 | 34,711 | 24,272 |
| Trustees' fees | 57,069 | 15,032 | 1,027 | 2,606 | 10,827 | 11,316 |
| Fund accounting fees | - | - | 13,578 | 40,754 | - | - |
| Registration fees | 11,565 | 23,198 | 7,995 | 66,590 | 13,311 | 15,451 |
| Miscellaneous expenses | 44,977 | 21,604 | 11,442 | 18,287 | 11,973 | 14,965 |
| **Total Operating Expenses** | **1,176,420** | **864,134** | **236,251** | **483,146** | **512,151** | **386,666** |
| Less: Expenses waived and reimbursed (Note 2a, 2e) | - | - | - | (14,140) | - | (25,922) |
| Less: Expense offset (Note 2a) | (254) | (5,436) | - | - | (1,095) | (5,720) |
| **Net Operating Expenses** | **1,176,166** | **858,698** | **236,251** | **469,006** | **511,056** | **355,024** |
| | | | | | | |
| **Net Investment Income (Loss)** | **(71,072)** | **(469,001)** | **(110,542)** | **(187,614)** | **(170,702)** | **(41,215)** |
| | | | | | | |
| **Realized and Unrealized Gain (Loss) on Investments:** | | | | | | |
| Net realized gain (loss) from: | | | | | | |
| Investments | (6,682,316) | (2,303,842) | 674,550 | (2,152,262) | (584,435) | (5,829,269) |
| Foreign currency transactions | - | - | - | - | - | - |
| Net realized gain (loss) | (6,682,316) | (2,303,842) | 674,550 | (2,152,262) | (584,435) | (5,829,269) |
| appreciation (depreciation) from Investments (Note 6) | 13,790,083 | 7,194,115 | 4,852,945 | (355,295) | 4,659,922 | 6,102,737 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **7,107,767** | **4,890,273** | **5,527,495** | **(2,507,557)** | **4,075,487** | **273,468** |
| | | | | | | |
| **Net Increase (Decrease) in Net Assets Resulting From Operations** | **$ 7,036,695** | **$ 4,421,272** | **$ 5,416,953** | **$ (2,695,171)** | **$ 3,904,785** | **$ 232,253** |

(a) For the Mid Cap Portfolio, results shown are for the period from July 1, 2002 (Commencement of operations) through April 30, 2003.

See accompanying notes to financial statements.

# STATEMENTS OF OPERATIONS (Continued)

| | Health & Biotechnology Portfolio | | Technology & Communications Portfolio | | Energy & Basic Materials Portfolio | |
|---|---|---|---|---|---|---|
| | Period Ended August 31, 2003 | Year Ended April 30, 2003 | Period Ended August 31, 2003 | Year Ended April 30, 2003 | Period Ended August 31, 2003 | Year Ended April 30, 2003 |
| **Investment Income:** | | | | | | |
| Interest income | $ 428 | $ 70,851 | $ 808 | $ 54,682 | $ 53 | $ 8,496 |
| Dividend income | 462,496 | 845,642 | 14,849 | 50,940 | 46,041 | 91,377 |
| Securities lending income | 881 | 15,271 | 487 | 26,973 | 72 | 253 |
| Less: Foreign withholding taxes | (20,173) | (35,526) | - | (3,498) | (2,394) | (2,607) |
| **Total Investment Income** | **443,632** | **896,238** | **16,144** | **129,097** | **43,772** | **97,519** |
| **Operating Expenses:** | | | | | | |
| Management fees (Notes 2a, 2e) | 359,878 | 1,256,508 | 147,572 | 401,276 | 22,535 | 89,267 |
| Distribution fees (Note 2d): | | | | | | |
| Class A Shares | 39,909 | 135,376 | 22,736 | 55,496 | 3,089 | 13,528 |
| Class B Shares | 136,820 | 474,287 | 54,319 | 161,851 | 9,780 | 37,593 |
| Class C Shares | 50,956 | 192,425 | 5,978 | 19,518 | 17 | - |
| Transfer agent fees | 132,268 | 452,529 | 50,056 | 296,410 | 12,051 | 58,322 |
| Administration fees (Note 2c) | 48,545 | 125,371 | 20,243 | 43,601 | 4,859 | 35,666 |
| Custodian fees | 13,937 | 51,817 | 13,530 | 37,543 | 3,690 | 12,151 |
| Professional fees | 47,155 | 116,506 | 31,620 | 61,429 | 2,609 | 7,109 |
| Trustees' fees | 4,005 | 3,121 | 2,460 | 3,773 | - | 2,770 |
| Fund accounting fees | 42,689 | 83,290 | 18,036 | 53,181 | 3,138 | 33,419 |
| Registration fees | 6,150 | 59,814 | 8,908 | 36,424 | 18,450 | 34,779 |
| Miscellaneous expenses | 24,336 | 109,784 | 21,605 | 94,973 | 4,496 | 11,820 |
| **Total Operating Expenses** | **906,648** | **3,060,828** | **397,063** | **1,265,475** | **84,714** | **336,424** |
| Less: Expenses waived and reimbursed (Note 2a, 2e) | (17,249) | (114,887) | (41,553) | (337,386) | (30,073) | (132,447) |
| Less: Expense offset (Note 2a) | - | - | - | - | - | - |
| **Net Operating Expenses** | **889,399** | **2,945,941** | **355,510** | **928,089** | **54,641** | **203,977** |
| **Net Investment Income (Loss)** | **(445,767)** | **(2,049,703)** | **(339,366)** | **(798,992)** | **(10,869)** | **(106,458)** |
| **Realized and Unrealized Gain (Loss) on Investments:** | | | | | | |
| Net realized gain (loss) from: | | | | | | |
| Investments | 1,195,832 | (85,603,807) | 285,027 | (15,822,173) | 71,851 | (1,262,023) |
| Foreign currency transactions | 135,879 | (75,978) | - | - | - | - |
| Net realized gain (loss) | 1,331,711 | (85,679,785) | 285,027 | (15,822,173) | 71,851 | (1,262,023) |
| appreciation (depreciation) from Investments (Note 6) | (1,718,093) | 53,914,063 | 7,667,545 | 3,792,059 | 548,999 | (1,014,079) |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **(386,382)** | **(31,765,722)** | **7,952,572** | **(12,030,114)** | **620,850** | **(2,276,102)** |
| **Net Increase (Decrease) in Net Assets Resulting From Operations** | **$ (832,149)** | **$ (33,815,425)** | **$ 7,613,206** | **$ (12,829,106)** | **$ 609,981** | **$ (2,382,560)** |

See accompanying notes to financial statements.

## STATEMENTS OF OPERATIONS (Continued)

| | Financial Services Portfolio | | Investment Quality Bond Portfolio | Municipal Bond Portfolio | U.S. Government Money Market Portfolio |
|---|---|---|---|---|---|
| | Period Ended August 31, 2003 | Year Ended April 30, 2003 | Year Ended August 31, 2003 | Year Ended August 31, 2003 | Year Ended August 31, 2003 |
| **Investment Income:** | | | | | |
| Interest income | $ 45 | $ 1,039 | $ 1,406,801 | $ 342,259 | $ 473,112 |
| Dividend income | 21,001 | 86,099 | - | - | - |
| Securities lending income | 5 | 304 | | | |
| Less: Foreign withholding taxes | - | (13) | - | - | - |
| **Total Investment Income** | **21,051** | **87,429** | **1,406,801** | **342,259** | **473,112** |
| **Operating Expenses:** | | | | | |
| Management fees (Notes 2a, 2e) | 17,712 | 59,915 | 180,891 | 38,364 | 167,386 |
| Distribution fees (Note 2d): | | | | | |
| Class A Shares | 2,222 | 7,914 | | | |
| Class B Shares | 7,428 | 24,668 | 3,289 | 782 | 1,529 |
| Class C Shares | 940 | 3,480 | 19,222 | 4,712 | 21,761 |
| Transfer agent fees | 1,771 | 72,216 | 208,605 | 33,010 | 226,868 |
| Administration fees (Note 2c) | 4,976 | 37,811 | 55,441 | 16,656 | 54,279 |
| Custodian fees | 1,420 | 7,201 | 32,740 | 34,439 | 63,063 |
| Professional fees | 1,809 | 8,389 | 38,151 | 6,404 | 36,706 |
| Trustees' fees | - | 2,547 | 12,183 | - | 8,292 |
| Fund accounting fees | 1,173 | 48,544 | - | - | - |
| Registration fees | 1,303 | 44,820 | 17,067 | 14,588 | 31,659 |
| Miscellaneous expenses | 2,621 | 8,088 | 12,881 | 7,244 | 14,681 |
| **Total Operating Expenses** | **43,375** | **325,593** | **580,470** | **156,199** | **626,224** |
| Less: Expenses waived and reimbursed (Note 2a, 2e) | - | (186,557) | (91,924) | (48,751) | (194,149) |
| Less: Expense offset (Note 2a) | - | - | (5,625) | (210) | - |
| **Net Operating Expenses** | **43,375** | **139,036** | **482,921** | **107,238** | **432,075** |
| **Net Investment Income (Loss)** | **(22,324)** | **(51,607)** | **923,880** | **235,021** | **41,037** |
| **Realized and Unrealized Gain (Loss) on Investments:** | | | | | |
| Net realized gain (loss) from: | | | | | |
| Investments | 248,391 | (472,226) | 1,227,517 | 103,465 | 9,299 |
| Foreign currency transactions | - | - | - | - | - |
| Net realized gain (loss) | 248,391 | (472,226) | 1,227,517 | 103,465 | 9,299 |
| appreciation (depreciation) from Investments (Note 6) | 189,460 | (443,222) | (939,240) | (179,672) | - |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **437,851** | **(915,448)** | **288,277** | **(76,207)** | **9,299** |
| **Net Increase (Decrease) in Net Assets Resulting From Operations** | **$ 415,527** | **$ (967,055)** | **$ 1,212,157** | **$ 158,814** | **$ 50,336** |

See accompanying notes to financial statements.

# STATEMENTS OF CHANGES IN NET ASSETS

| | Large Capitalization Value Portfolio | | Large Capitalization Growth Portfolio | | Mid Cap Portfolio | |
|---|---|---|---|---|---|---|
| | Year Ended August 31, 2003 | Year Ended August 31, 2002 | Year Ended August 31, 2003 | Year Ended August 31, 2002 | Period Ended August 31, 2003 | Year Ended April 30, 2003 (a) |
| **Operations:** | | | | | | |
| Net investment income (loss) | $ (71,072) | $ 177,024 | $ (469,001) | $ (398,343) | $ (110,542) | $ (187,614) |
| Net realized gain (loss) on investments | (6,682,316) | (13,729,678) | (2,303,842) | (18,041,622) | 674,550 | (2,152,262) |
| Net change in unrealized appreciation (depreciation) on investments | 13,790,083 | (8,627,992) | 7,194,115 | 2,226,204 | 4,852,945 | (355,295) |
| **Net increase (decrease) in net assets resulting from operations** | **7,036,695** | **(22,180,646)** | **4,421,272** | **(16,213,761)** | **5,416,953** | **(2,695,171)** |
| **Distributions to Shareholders:** | | | | | | |
| Net Realized Gains: | | | | | | |
| Class I | - | (7,185,156) | - | (182,110) | - | - |
| Class A | - | - | - | - | - | - |
| Class B | - | (106,304) | - | (2,793) | - | - |
| Class C | - | (343,333) | - | (9,463) | - | - |
| Net Investment Income: | | | | | | |
| Class I | - | (199,995) | - | - | - | - |
| Class A | - | - | - | - | - | - |
| Class B | - | - | - | - | - | - |
| Class C | - | - | - | - | - | - |
| **Total Dividends and Distributions to Shareholders** | **-** | **(7,834,788)** | **-** | **(194,366)** | **-** | **-** |
| **Share Transactions of Beneficial Interest (Note 4):** | | | | | | |
| Net proceeds from shares sold | | | | | | |
| Class I | 39,090,992 | 57,413,483 | 10,088,659 | 14,846,582 | 2,041,367 | 109,779 |
| Class A | - | - | - | - | 49,865 | 20,296,155 |
| Class B | 151,629 | 397,905 | 50,525 | 195,776 | 76,034 | 246,293 |
| Class C | 871,478 | 1,679,790 | 738,594 | 959,942 | 91,594 | 86,329 |
| Transfer of net assets (Note 6) | | | | | | |
| Class I | 5,129,233 | - | - | - | - | - |
| Class A | - | - | - | - | - | 5,145,698 |
| Class B | 1,701,814 | - | - | - | - | 3,616,800 |
| Class C | - | - | - | - | - | 583,313 |
| Reinvestment of dividends and distributions | | | | | | |
| Class I | - | 7,325,645 | - | 180,547 | - | - |
| Class A | - | - | - | - | - | - |
| Class B | - | 103,460 | - | 2,692 | - | - |
| Class C | - | 343,830 | - | 9,103 | - | - |
| Cost of shares redeemed | | | | | | |
| Class I | (51,819,009) | (55,280,339) | (17,340,700) | (25,483,114) | (43,864) | - |
| Class A | - | - | - | - | (516,672) | (327,812) |
| Class B | (550,073) | (671,719) | (311,078) | (602,208) | (328,803) | (461,488) |
| Class C | (1,247,309) | (1,472,266) | (1,011,364) | (1,640,095) | (67,912) | (86,383) |
| **Net increase (decrease) in net assets from share transactions of beneficial interest** | **(6,671,245)** | **9,839,789** | **(7,785,364)** | **(11,530,775)** | **1,301,609** | **29,208,684** |
| **Total Increase (Decrease) in Net Assets** | **365,450** | **(20,175,645)** | **(3,364,092)** | **(27,938,902)** | **6,718,562** | **26,513,513** |
| **Net Assets:** | | | | | | |
| Beginning of period | 61,085,401 | 81,261,046 | 46,836,157 | 74,775,059 | 26,513,513 | - |
| **End of period*** | **$ 61,450,851** | **$ 61,085,401** | **$ 43,472,065** | **$ 46,836,157** | **$ 33,232,075** | **$ 26,513,513** |
| * Includes undistributed net investment income (loss) at end of period | $ - | $ 1,896 | $ - | $ 1,896 | $ - | $ - |

(a) For the Mid Cap Portfolio, results shown are for the period from July 1, 2002 (Commencement of operations) through April 30, 2003.

| | Small Capitalization Portfolio | | International Equity Portfolio | |
|---|---|---|---|---|
| | Year Ended August 31, 2003 | Year Ended August 31, 2002 | Year Ended August 31, 2003 | Year Ended August 31, 2002 |
| **Operations:** | | | | |
| Net investment income (loss) | $ (170,702) | $ (121,757) | $ (41,215) | $ (23,334) |
| Net realized gain (loss) on investments | (584,435) | 2,036,360 | (5,829,269) | (3,348,650) |
| Net change in unrealized appreciation (depreciation) on investments | 4,659,922 | (2,078,696) | 6,102,737 | (667,373) |
| **Net increase (decrease) in net assets resulting from operations** | **3,904,785** | **(164,093)** | **232,253** | **(4,039,357)** |
| **Distributions to Shareholders:** | | | | |
| Net Realized Gains: | | | | |
| Class I | (2,092,327) | (4,567,460) | - | - |
| Class A | - | - | - | - |
| Class B | (27,925) | (50,192) | - | - |
| Class C | (89,748) | (153,004) | - | - |
| Net Investment Income: | | | | |
| Class I | - | - | - | - |
| Class A | - | - | - | - |
| Class B | - | - | - | - |
| Class C | - | - | - | - |
| **Total Dividends and Distributions to Shareholders** | **(2,210,000)** | **(4,770,656)** | **-** | **-** |
| **Share Transactions of Beneficial Interest (Note 4):** | | | | |
| Net proceeds from shares sold | | | | |
| Class I | 57,523,562 | 61,391,404 | 362,384,963 | 107,288,790 |
| Class A | - | - | - | - |
| Class B | 41,558 | 164,638 | 5,327 | 8,508 |
| Class C | 285,111 | 638,324 | 2,696,265 | 206,792 |
| Transfer of net assets (Note 6) | | | | |
| Class I | - | - | - | - |
| Class A | - | - | - | - |
| Class B | - | - | - | - |
| Class C | - | - | - | - |
| Reinvestment of dividends and distributions | | | | |
| Class I | 2,075,605 | 4,537,722 | - | - |
| Class A | - | - | - | - |
| Class B | 27,922 | 49,442 | - | - |
| Class C | 91,563 | 152,564 | - | - |
| Cost of shares redeemed | | | | |
| Class I | (66,444,716) | (78,460,661) | (352,741,980) | (111,999,707) |
| Class A | - | - | - | - |
| Class B | (240,522) | (153,089) | (92,434) | (111,040) |
| Class C | (719,983) | (708,820) | (2,100,864) | (430,742) |
| **Net increase (decrease) in net assets from share transactions of beneficial interest** | **(7,359,900)** | **(12,388,476)** | **10,151,277** | **(5,037,399)** |
| **Total Increase (Decrease) in Net Assets** | **(5,665,115)** | **(17,323,225)** | **10,383,530** | **(9,076,756)** |
| **Net Assets:** | | | | |
| Beginning of period | 30,659,798 | 47,983,023 | 14,132,805 | 23,209,561 |
| **End of period*** | **$ 24,994,683** | **$ 30,659,798** | **$ 24,516,335** | **$ 14,132,805** |
| * Includes undistributed net investment income (loss) at end of period | $ - | $ 1,896 | $ - | $ (2,289) |

| | Health & Biotechnology Portfolio | | | Technology & Communications Portfolio | | |
|---|---|---|---|---|---|---|
| | Period Ended August 31, 2003 | Year Ended April 30, 2003 | Year Ended April 30, 2002 | Period Ended August 31, 2003 | Year Ended April 30, 2003 | Year Ended April 30, 2002 |
| **Operations:** | | | | | | |
| Net investment income (loss) | $ (445,767) | $ (2,049,703) | $ (3,785,022) | $ (339,366) | $ (798,992) | $ (1,701,880) |
| Net realized gain (loss) on investments | 1,331,711 | (85,679,785) | 347,348 | 285,027 | (15,822,173) | (55,603,897) |
| Net change in unrealized appreciation (depreciation) on investments and foreign currency transactions | (1,718,093) | 53,914,063 | (12,590,007) | 7,667,545 | 3,792,059 | (6,161,294) |
| **Net increase (decrease) in net assets resulting from operations** | **(832,149)** | **(33,815,425)** | **(16,027,681)** | **7,613,206** | **(12,829,106)** | **(63,467,071)** |
| **Distributions to Shareholders:** | | | | | | |
| Net Realized Gains: | | | | | | |
| Class I | - | - | - | - | - | - |
| Class A | - | - | - | - | - | - |
| Class B | - | - | - | - | - | - |
| Class C | - | - | - | - | - | - |
| Net Investment Income: | | | | | | |
| Class I | - | - | - | - | - | - |
| Class A | - | - | - | - | - | - |
| Class B | - | - | - | - | - | - |
| Class C | - | - | - | - | - | - |
| **Total Dividends and Distributions to Shareholders** | **-** | **-** | **-** | **-** | **-** | **-** |
| **Share Transactions of Beneficial Interest (Note 4):** | | | | | | |
| Net proceeds from shares sold | | | | | | |
| Class I | 243,572 | 197,902 | - | 5,013,554 | 7,689,356 | - |
| Class A | 1,910,403 | 6,008,562 | 46,961,605 | 76,776 | 62,318,732 | 89,133,044 |
| Class B | 193,444 | 1,136,817 | 12,371,751 | 58,420 | 338,516 | 3,043,900 |
| Class C | 2,049,871 | 394,794 | 4,482,832 | 1,991,101 | 69,484 | 706,792 |
| Transfer of net assets (Note 6) | | | | | | |
| Class I | - | - | - | - | - | - |
| Class A | - | 8,899,070 | - | - | 6,609,827 | 2,655,037 |
| Class B | - | 3,327,524 | - | - | 1,767,376 | 1,782,257 |
| Class C | - | 82,203 | - | - | 16,265 | 38,966 |
| Reinvestment of dividends and distributions | | | | | | |
| Class I | - | - | - | - | - | - |
| Class A | - | - | - | - | - | - |
| Class B | - | - | - | - | - | - |
| Class C | - | - | - | - | - | - |
| Cost of shares redeemed | | | | | | |
| Class I | (8,494) | (177,336) | - | (4,917,533) | (7,712,705) | - |
| Class A | (5,504,372) | (26,295,607) | (66,028,844) | (1,007,716) | (68,097,210) | (99,226,072) |
| Class B | (3,472,032) | (18,480,466) | (23,611,581) | (924,198) | (4,857,653) | (12,572,673) |
| Class C | (3,504,995) | (9,706,306) | (14,869,747) | (2,101,592) | (825,000) | (2,711,217) |
| **Net increase (decrease) in net assets from share transactions of beneficial interest** | **(8,092,603)** | **(34,612,843)** | **(40,693,984)** | **(1,811,188)** | **(2,683,012)** | **(17,149,966)** |
| **Total Increase (Decrease) in Net Assets** | **(8,924,752)** | **(68,428,268)** | **(56,721,665)** | **5,802,018** | **(15,512,118)** | **(80,617,037)** |
| **Net Assets:** | | | | | | |
| Beginning of period | 86,792,249 | 155,220,517 | 211,942,182 | 31,944,012 | 47,456,130 | 128,073,167 |
| **End of period*** | **$ 77,867,497** | **$ 86,792,249** | **$ 155,220,517** | **$ 37,746,030** | **$ 31,944,012** | **$ 47,456,130** |
| * Includes undistributed net investment income (loss) at end of period | $ - | $ - | $ - | $ - | $ - | $ - |

| | Energy & Basic Materials Portfolio | | | Financial Services Portfolio | | |
|---|---|---|---|---|---|---|
| | Period Ended August 31, 2003 | Year Ended April 30, 2003 | Year Ended April 30, 2002 | Period Ended August 31, 2003 | Year Ended April 30, 2003 | Year Ended April 30, 2002 |
| **Operations:** | | | | | | |
| Net investment income (loss) | $ (10,869) | $ (106,458) | $ (169,274) | $ (22,324) | $ (51,607) | $ (86,550) |
| Net realized gain (loss) on investments | 71,851 | (1,262,023) | (646,057) | 248,391 | (472,226) | (147,620) |
| Net change in unrealized appreciation (depreciation) on investments | 548,999 | (1,014,079) | (966,857) | 189,460 | (443,222) | 369,726 |
| **Net increase (decrease) in net assets resulting from operations** | **609,981** | **(2,382,560)** | **(1,782,188)** | **415,527** | **(967,055)** | **135,556** |
| **Distributions to Shareholders:** | | | | | | |
| Net Realized Gains: | | | | | | |
| Class I | - | - | - | - | - | - |
| Class A | - | - | (429,474) | - | - | - |
| Class B | - | - | (465,561) | - | - | - |
| Class C | - | - | - | - | - | - |
| Net Investment Income: | | | | | | |
| Class I | - | - | - | - | - | - |
| Class A | - | - | - | - | - | - |
| Class B | - | - | - | - | - | - |
| Class C | - | - | - | - | - | - |
| **Total Dividends and Distributions to Shareholders** | **-** | **-** | **(895,035)** | **-** | **-** | **-** |
| **Share Transactions of Beneficial Interest (Note 4):** | | | | | | |
| Net proceeds from shares sold | | | | | | |
| Class I | 287,437 | 2,611 | - | 154,659 | 10 | - |
| Class A | 58,605 | 13,173,349 | 19,381,935 | 27,879 | 251,646 | 779,006 |
| Class B | 765 | 818,364 | 2,112,073 | 4,559 | 847,618 | 1,324,765 |
| Class C | 19,154 | 13 | - | 16,643 | 74,793 | 160,695 |
| Transfer of net assets (Note 6) | | | | | | |
| Class I | - | - | - | - | - | - |
| Class A | - | - | - | - | - | - |
| Class B | - | - | - | - | - | - |
| Class C | - | - | - | - | - | - |
| Reinvestment of dividends and distributions | | | | | | |
| Class I | - | - | - | - | - | - |
| Class A | - | - | 414,734 | - | - | - |
| Class B | - | - | 456,565 | - | - | - |
| Class C | - | - | - | - | - | - |
| Cost of shares redeemed | | | | | | |
| Class I | (6,072) | - | - | (3,028) | - | - |
| Class A | (270,984) | (14,286,408) | (22,214,931) | (225,841) | (1,124,041) | (3,802,784) |
| Class B | (286,488) | (1,700,346) | (2,486,078) | (120,356) | (1,130,770) | (2,864,895) |
| Class C | - | - | - | (12,462) | (213,468) | (305,641) |
| **Net increase (decrease) in net assets from share transactions of beneficial interest** | **(197,583)** | **(1,992,417)** | **(2,335,702)** | **(157,947)** | **(1,294,212)** | **(4,708,854)** |
| **Total Increase (Decrease) in Net Assets** | **412,398** | **(4,374,977)** | **(5,012,925)** | **257,580** | **(2,261,267)** | **(4,573,298)** |
| **Net Assets:** | | | | | | |
| Beginning of period | 5,092,013 | 9,466,990 | 14,479,915 | 4,076,473 | 6,337,740 | 10,911,038 |
| **End of period*** | **$ 5,504,411** | **$ 5,092,013** | **$ 9,466,990** | **$ 4,334,053** | **$ 4,076,473** | **$ 6,337,740** |
| * Includes undistributed net investment income (loss) at end of period | $ - | $ - | $ - | $ - | $ - | $ - |

# STATEMENTS OF CHANGES IN NET ASSETS (Continued)

| | Investment Quality Bond Portfolio | | Municipal Bond Portfolio | | U.S. Government Money Market Portfolio | |
|---|---|---|---|---|---|---|
| | Year Ended August 31, 2003 | Year Ended August 31, 2002 | Year Ended August 31, 2003 | Year Ended August 31, 2002 | Year Ended August 31, 2003 | Year Ended August 31, 2002 |
| **Operations:** | | | | | | |
| Net investment income (loss) | $ 923,880 | $ 1,484,060 | $ 235,021 | $ 310,487 | $ 41,037 | $ 418,856 |
| Net realized gain (loss) on investments | 1,227,517 | 701,059 | 103,465 | 87,268 | 9,299 | 16,451 |
| Net change in unrealized appreciation (depreciation) on investments | (939,240) | 432,217 | (179,672) | (129,660) | - | - |
| **Net increase (decrease) in net assets resulting from operations** | **1,212,157** | **2,617,336** | **158,814** | **268,095** | **50,336** | **435,307** |
| **Distributions to Shareholders:** | | | | | | |
| Net Realized Gains: | | | | | | |
| Class I | (687,158) | (67,622) | (68,719) | (12,786) | - | (35,372) |
| Class A | - | - | - | - | - | - |
| Class B | (8,008) | (861) | (145) | (38) | - | (163) |
| Class C | (39,834) | (3,680) | (5,134) | (382) | - | (1,164) |
| Net Investment Income: | | | | | | |
| Class I | (886,119) | (1,458,066) | (221,781) | (303,320) | (40,356) | (512,484) |
| Class A | - | - | - | - | - | - |
| Class B | (6,370) | (15,000) | (1,790) | (831) | (49) | (741) |
| Class C | (36,603) | (71,121) | (10,833) | (10,499) | (632) | (13,328) |
| **Total Dividends and Distributions to Shareholders** | **(1,664,092)** | **(1,616,350)** | **(308,402)** | **(327,856)** | **(41,037)** | **(563,252)** |
| **Share Transactions of Beneficial Interest (Note 4):** | | | | | | |
| Net proceeds from shares sold | | | | | | |
| Class I | 130,594,070 | 19,185,820 | 2,983,398 | 4,847,709 | 333,489,512 | 224,028,302 |
| Class A | - | - | - | - | - | - |
| Class B | 181,000 | 183,623 | 131,400 | - | 248,800 | 151,508 |
| Class C | 3,547,127 | 1,447,616 | 349,970 | 594,511 | 7,512,302 | 1,230,033 |
| Transfer of net assets (Note 6) | | | | | | |
| Class I | - | - | - | - | 5,278,640 | - |
| Class A | - | - | - | - | - | - |
| Class B | - | - | - | - | - | - |
| Class C | - | - | - | - | - | - |
| Reinvestment of dividends and distributions | | | | | | |
| Class I | 1,471,370 | 1,445,839 | 275,618 | 300,339 | 36,030 | 493,400 |
| Class A | - | - | - | - | - | - |
| Class B | 13,133 | 15,032 | 1,755 | 808 | 47 | 864 |
| Class C | 74,776 | 73,487 | 15,312 | 9,553 | 583 | 12,699 |
| Cost of shares redeemed | | | | | | |
| Class I | (139,446,787) | (31,170,995) | (7,042,663) | (7,274,284) | (347,315,087) | (227,997,693) |
| Class A | | | | | | |
| Class B | (378,216) | (97,194) | (142,986) | (15,886) | (150,580) | (164,005) |
| Class C | (4,288,934) | (1,191,132) | (709,083) | (421,754) | (6,497,170) | (4,061,683) |
| **Net increase (decrease) in net assets from share transactions of beneficial interest** | **(8,232,461)** | **(10,107,904)** | **(4,137,279)** | **(1,959,004)** | **(7,396,923)** | **(6,306,575)** |
| **Total Increase (Decrease) in Net Assets** | **(8,684,396)** | **(9,106,918)** | **(4,286,867)** | **(2,018,765)** | **(7,387,624)** | **(6,434,520)** |
| **Net Assets:** | | | | | | |
| Beginning of period | 33,702,819 | 42,809,737 | 10,499,621 | 12,518,386 | 38,920,133 | 45,354,653 |
| **End of period*** | **$ 25,018,423** | **$ 33,702,819** | **$ 6,212,754** | **$ 10,499,621** | **$ 31,532,509** | **$ 38,920,133** |
| * Includes undistributed net investment income (loss) at end of period | $ - | $ (41,490) | $ 618 | $ 1,896 | $ - | $ 1,895 |

## NOTES TO FINANCIAL STATEMENTS

### 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The Saratoga Advantage Trust (the "Trust") was organized on April 8, 1994 as a Delaware Statutory Trust and is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company.  The Trust commenced investment operations on September 2, 1994.  The Trust consists of twelve portfolios: the Large Capitalization Value Portfolio; the Large Capitalization Growth Portfolio; the Mid Cap Portfolio; the Small Capitalization Portfolio; the International Equity Portfolio; the Health & Biotechnology Portfolio; the Technology & Communications Portfolio; the Energy & Basic Materials Portfolio; the Financial Services Portfolio; the Investment Quality Bond Portfolio; the Municipal Bond Portfolio and the U.S. Government Money Market Portfolio (collectively, the "Portfolios").  Orbitex-Saratoga Capital Management, LLC (the "Manager") serves as the Trust's Manager. Each of the Portfolios is provided with the discretionary advisory services of an investment adviser identified, retained, supervised and compensated by the Manager.  The following serve as advisers (the "Advisers") to their respective Portfolio(s): OpCap Advisors, LLC serves as Adviser to the Large Capitalization Value and Municipal Bond; Harris, Bretall Sullivan & Smith, L.L.C. serves as Adviser to Large Capitalization Growth and Financial Services; Caterpillar Investment Management Ltd. serves as Adviser to Mid Cap and Energy & Basic Materials; Fox Asset Management, LLC serves as Adviser to Small Capitalization and Investment Quality Bond; Pictet International Management Ltd. serves as Adviser to International Equity; UBS Global Asset Management serves as Adviser to Health & Biotechnology; Columbus Circle Investors serves as Adviser to Technology & Communications; and Sterling Capital Management Co. serves as Adviser to U.S. Government Money Market.  Gemini Fund Services, LLC (the "Administrator"), serves the Trust as administrator, transfer agent and fund accounting agent, and is a wholly-owned subsidiary of NorthStar Financial Services Group, LLC.  Orbitex Funds Distributor, Inc. (the "Distributor") serves as the Trust's distributor, and is an affiliate of the Manager.

The Health & Biotechnology Portfolio, the Technology & Communications Portfolio, the Energy & Basic Materials Portfolio and the Financial Services Portfolio are non-diversified portfolios.   The Large Capitalization Value Portfolio, the Large Capitalization Growth Portfolio, the Mid Cap Portfolio, the Small Capitalization Portfolio, the International Equity Portfolio, the Investment Quality Bond Portfolio, the Municipal Bond Portfolio and the U.S. Government Money Market Portfolio are diversified portfolios.

| Portfolio | Primary Objective |
| --- | --- |
| Large Capitalization Value | Total return consisting of capital appreciation and dividend income |
| Large Capitalization Growth | Capital appreciation |
| Mid Cap | Long-term capital appreciation |
| Small Capitalization | Maximum capital appreciation |
| International Equity | Long-term capital appreciation |
| Health & Biotechnology | Long-term capital growth |
| Technology & Communications | Long-term capital growth |
| Energy & Basic Materials | Long-term capital growth |
| Financial Services | Long-term capital growth |
| Investment Quality Bond | Current income and reasonable stability of principal |
| Municipal Bond | High level of interest income that is excluded from federal income taxation to the extent consistent with prudent investment management and the preservation of capital |
| U.S. Government Money Market | Maximum current income to the extent consistent with the maintenance of liquidity and the preservation of capital |

Currently, each Portfolio offers Class B, Class C and Class I shares.   The Mid Cap, Health & Biotechnology, Technology & Communications, Energy & Basic Materials & Financial Services Portfolios also offer Class A shares.  Each class represents an interest in the same assets of the applicable Portfolio, and the classes are identical except for differences in their sales charge structures and ongoing service and distribution charges.  In addition, Class B shares and all corresponding reinvested dividend shares automatically convert to Class I shares approximately eight years after issuance. All classes of shares have equal voting privileges except that each class has exclusive voting rights with respect to its service and/or distribution plans.

The following is a summary of significant accounting policies consistently followed by each Portfolio:

#### (a) Valuation of Investments

Investment securities listed on a national securities exchange and securities traded in the over-the-counter National Market System are valued at the last reported sale price on the valuation date; if there are no such reported sales, the securities are valued at the last quoted bid price.  Other securities traded over-the-counter and not part of the National Market System are valued at the last quoted bid price. Debt securities (other than short-term obligations) are valued each day by an independent pricing service approved by the Board of Trustees using methods which include current market quotations from a major market maker in the securities and trader-reviewed "matrix" prices.  Short-term debt securities having a remaining maturity of sixty days or less are valued at amortized cost or amortized value, which approximates market value.  U.S. Government Money Market values all of its securities on the basis of amortized cost, which approximates market value.  Any securities or other assets for which market quotations are not readily available are valued at their fair value as determined in good faith under procedures established by the Board of Trustees.   The ability of issuers of debt securities held by the portfolios to meet their obligations may be affected by economic or political developments in a specific state, industry or region.   Investments in countries in which International Equity and Health & Biotechnology may invest may involve certain considerations and risks not typically associated with domestic investments, including, but not limited to, the possibility of future political and economic developments and the level of governmental supervision and regulation of foreign securities markets.

#### (b) Federal Income Tax

It is each Portfolio's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of its taxable income to shareholders.  Therefore, no federal income tax provision is required.

Capital loss carry forwards, as of each Portfolio's most recent tax year-end, available to offset future capital gains, if any, are as follows:

|  | Amount | Expiring Through |
|---|---|---|
| Large Capitalization Value | $17,649,716 | 2011 |
| Large Capitalization Growth | 22,719,305 | 2011 |
| Mid Cap | 4,809,946 | 2011 |
| Small Capitalization | - | - |
| International Equity | 4,512,581 | 2011 |
| Health & Biotechnology | 131,160,797 | 2011 |
| Technology & Communications | 273,084,719 | 2011 |
| Energy & Basic Materials | 2,127,603 | 2011 |
| Financial Services | 414,194 | 2011 |
| Investment Quality Bond | - | - |
| Municipal Bond | - | - |
| U.S. Government Money Market | - | - |

Post-October loss deferrals as of each Portfolio's most recent tax year-end, which will be recognized in the following tax year, are as follows: Large Capitalization Value, $4,875,935; Large Capitalization Growth, $783,319; Mid Cap, $0; Small Capitalization, $1,187,307; International Equity, $5,896,977; Health & Biotechnology, $0; Technology & Communications, $0; Energy & Basic Materials, $0; Financial Services, $0; Investment Quality Bond, $0; Municipal Bond, $1,461; and U.S. Government Money Market, $0.

### (c) Security Transactions and Other Income

Security transactions are recorded on the trade date. In determining the gain or loss from the sale of securities, the cost of securities sold is determined on the basis of identified cost. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.

As a result of capital loss carry forward limitations, net operating losses, unrealized appreciation (depreciation) from acquired funds and other reclassifications as of the Portfolios' most recent tax year-ends, paid in capital, undistributed net investment income (loss) and accumulated net realized gain (loss) on investments and foreign currency transactions were adjusted as follows:

| Portfolio | Increase (Decrease) in Paid in Capital | Increase (Decrease) in Undistributed Net Investment Income (Loss) | Increase (Decrease) in Accumulated Net Realized Gain (Loss) on Investments and Foreign Currency Transactions | Increase (Decrease) in Unrealized Appreciation (Depreciation) on Investments and Foreign Currency Transactions |
|---|---|---|---|---|
| Large Capitalization Value | $1,005,792 | $69,176 | $(291,437) | $(783,531) |
| Large Capitalization Growth | (467,105) | 467,105 | - | - |
| Mid Cap | (122,881) | 195,762 | (72,881) | - |
| Small Capitalization | (166,525) | 168,806 | (2,281) | - |
| International Equity | (43,504) | 43,504 | - | - |
| Health & Biotechnology | (586,075) | 730,496 | (144,421) | - |
| Technology & Communications | (168,792) | 599,346 | (430,554) | - |
| Energy & Basic Materials | (10,869) | 10,869 | - | - |
| Financial Services | (22,324) | 22,324 | - | - |
| Investment Quality Bond | (1,035) | 44,467 | (43,432) | - |
| Municipal Bond | 3,652 | (1,895) | (1,757) | - |
| U.S. Government Money Market | 1,895 | (1,895) | - | - |

Net assets were unaffected by the above reclassifications.

### (d) Dividends and Distributions

The following table summarizes each Portfolio's dividend and capital gain declaration policy:

| Portfolio | Income Dividends | Capital Gains |
|---|---|---|
| Large Capitalization Value | annually | annually |
| Large Capitalization Growth | annually | annually |
| Mid Cap | annually | annually |
| Small Capitalization | annually | annually |
| International Equity | annually | annually |
| Health & Biotechnology | annually | annually |
| Technology & Communications | annually | annually |
| Energy & Basic Materials | annually | annually |
| Financial Services | annually | annually |
| Investment Quality Bond | daily* | annually |
| Municipal Bond | daily* | annually |
| U.S. Government Money Market | daily* | annually |

*paid monthly

## NOTES TO FINANCIAL STATEMENTS

Each Portfolio records dividends and distributions to its shareholders on the ex-dividend date. The amount of dividends and distributions from net investment income and net realized gains are determined in accordance with federal income tax regulations, which may differ from accounting principles generally accepted in the United States of America. These "book-tax" differences are either permanent or temporary in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the net asset accounts based on their federal tax-basis treatment; temporary differences do not require reclassification. To the extent dividends and distributions exceed current and accumulated earnings and profits for federal income tax purposes, they are reported as distributions of paid-in-surplus or tax return of capital.

### (e) Allocation of Expenses

Expenses specifically attributable to a particular Portfolio are borne by that Portfolio. Other expenses are allocated to each Portfolio based on its net assets in relation to the total net assets of all the applicable Portfolios of the Trust or another reasonable basis.

### (f) Repurchase Agreements

The Trust, through its custodian, receives delivery of the underlying securities, the market value of which at the time of purchase is required to be in an amount at least equal to 101% of the resale price. The Manager is responsible for determining that the amount of these underlying securities is maintained at a level such that their market value is at all times equal to 101% of the resale price. In the event of default on the obligation to repurchase, the Trust has the right to liquidate the collateral and apply the proceeds toward satisfaction of the obligation.

### (g) Other

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

The accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars based on the rate of exchange of such currencies against U.S. dollars on the date of valuation. Purchases and sales of securities and income and expenses are translated at the rate of exchange quoted on the respective date that such transactions are recorded. In addition, certain of the Portfolios may enter into forward foreign currency contracts. These contracts are marked to market daily, by recognizing the difference between the contract exchange rate and the current market rate as an unrealized gain or loss. Realized gains or losses are recognized when contracts are settled.

## 2. MANAGEMENT FEE, ADMINISTRATION FEE AND OTHER TRANSACTIONS WITH AFFILIATES

(a) The management fees are payable monthly by each Portfolio to the Manager and are computed daily at the following annual rates of each Portfolio's average daily net assets: 1.25% for Health & Biotechnology, Technology & Communications, Energy & Basic Materials and Financial Services; 0.75% for Mid Cap and International Equity; 0.65% for Large Capitalization Value, Large Capitalization Growth and Small Capitalization; 0.55% for Investment Quality Bond and Municipal Bond; and 0.475% for U.S. Government Money Market.

For the period ended August 31, 2003, the Manager waived $25,922 for International, $91,924 for Investment Quality Bond, $38,364 for Municipal Bond, $167,386 for U.S. Government Money Market, $17,249 for Health & Biotechnology, $41,553 for Technology & Communications and $22,535 for Energy & Basic Materials. For the period ended August 31, 2003, the Manager reimbursed $10,387 for Municipal Bond, $4,607 for U.S. Government Money Market and $7,538 for Energy & Basic Materials.

Certain portfolios also benefit from an expense offset arrangement with the custodian bank where uninvested cash balances earn credits that reduce monthly fees.

(b) The Manager, not the Portfolios, pays a portion of its management fees to the Advisers at the following annual rates of each Portfolios' average daily net assets: 0.30% for Large Capitalization Value; 0.30% for Large Capitalization Growth; 0.30% for Mid Cap (for assets invested directly by the Adviser, the fee is 0.40% of average daily net assets); 0.30% for Small Capitalization; 0.30% for International Equity; 0.40% for Health & Biotechnology; 0.30% for Technology & Communications; 0.30% for Energy & Basic Materials; 0.30% for Financial Services; 0.20% for Investment Quality Bond; 0.20% for Municipal Bond; and 0.125% for U.S. Government Money Market.

(c) For providing administration services to the Portfolios, the Administrator will receive from each Portfolio a monthly fee calculated at an annual rate of 0.10% of average daily net assets, subject to certain minimum requirements (exclusive of out-of-pocket administration fees).

(d) The Portfolios have adopted a Plan of Distribution (the "Plan") pursuant to Rule 12b-1 under the 1940 Act with respect to the distribution of Class A, B and C shares of the Portfolios. The Plan provides that each Portfolio will pay the Distributor or other entities a fee, which is accrued daily and paid monthly, at the annual rate of 0.40% of the average daily net assets of Class A shares and 1.00% of the average daily net assets of Class B and Class C shares. Up to 0.25% of average daily net assets may be paid directly to the Manager for support services. A portion of the fee pursuant to the Plan, equal to 0.25% of the average daily net assets, is currently characterized as a service fee. A service fee is a payment made for personal service and/or the maintenance of shareholder accounts. For the period ended August 31, 2003, the Distributor waived $22,156 in fees for the U.S. Government Money Market Portfolio.

Class A shares are offered at net asset value plus a maximum sales load of 5.75%. Class B shares are offered subject to a maximum contingent deferred sales charge ("CDSC") of 5.00% and will automatically convert to Class I shares after eight years. Class C shares are offered subject to a CDSC of 1.00% and, prior to January 1, 2003, had been subject to a maximum sales load of 1.00%. Class I shares are offered at net asset value.

For the period ended August 31, 2003, the Distributor received sales charges on sales of the Portfolios' Class A shares. In addition, CDSCs were paid to the Manager for Class C shares. The Distributor and the Manager have advised the Portfolios that the approximate amounts are as follows:

|  | Sales Charges | CDSCs |
| --- | --- | --- |
| Portfolio | Class A | Class C |
| Large Capitalization Value | - | $249 |
| Large Capitalization Growth | - | 85 |
| Mid Cap* | $11 | - |
| Small Capitalization | - | 158 |
| International Equity | - | 5,744 |
| Health & Biotechnology* | 740 | 26 |
| Technology & Communications* | 456 | 70 |
| Energy & Basic Materials* | 381 | - |
| Financial Services * | - | - |
| Investment Quality Bond | - | 132 |
| Municipal Bond | - | - |
| U.S. Government Money Market | - | 14,667 |

\* Amounts reported are for the period May 1, 2003 through August 31, 2003.

(e) The Trust and the Manager have entered into an Excess Expense Agreement (the "Expense Agreement"). In connection with the Expense Agreement, the Manager is currently voluntarily waiving all or a portion of its management fees and/or assuming certain other operating expenses of certain Portfolios in order to maintain the expense ratios of each class of the Portfolios at or below predetermined levels (each an "Expense Cap"). The annual expense caps in effect at August 31, 2003 for each portfolio were: 2.00%, 3.00% and 3.00% for Class I, B and C shares respectively, of Large Capitalization Value, Large Capitalization Growth and Small Capitalization; 2.30%, 3.30% and 3.30% for Class I, B and C shares, respectively, of International Equity; 1.40%, 2.40% and 2.40% for Class I, B and C shares, respectively, of Investment Quality Bond and Municipal Bond; 1.25%, 2.25% and 2.25% for Class I, B and C shares, respectively, of U.S. Government Money Market; 2.70%, 3.30%, 3.30% and 2.30% for Class A, B, C and I shares, respectively, of Health & Biotechnology, Technology & Communications, Energy & Basic Materials and Financial Services; and 2.40%, 3.00%, 3.00% and 2.00% for Class A, B, C and I shares, respectively, of Mid Cap. Under the terms of the Expense Agreement, expenses borne by the Manager for the Large Capitalization Value, Large Capitalization Growth, Small Capitalization, International Equity, Investment Quality Bond, Municipal Bond and U.S. Government Money Market Portfolios are subject to reimbursement by the portfolios for up to five years from the date the fee or expense was incurred and expenses borne by the Manager for the Mid Cap, Health & Biotechnology, Technology & Communications, Energy & Basic Materials and Financial Services Portfolios are subject to reimbursement by the portfolios for up to three years from the date the fee or expense was incurred. Expenses borne by the Manager after December 31, 2002, for all of the portfolios of the Trust, are subject to reimbursement for up to three years from the date the fee or expense was incurred. No reimbursement will be made if it would result in the portfolio exceeding its Expense Cap. At August 31, 2003, amounts subject to reimbursement were as follows: Large Capitalization Value, $333,477; Large Capitalization Growth, $86,792; Mid Cap, $120,528; Small Capitalization, $191,112; International Equity, $117,191; Health & Biotechnology, $767,477; Technology & Communications, $1,094,937; Energy & Basic Materials, $319,342; Financial Services, $401,767; Investment Quality Bond, $118,439; Municipal Bond, $314,464; and U.S. Government Money Market, $526,792. The Expense Agreement may be terminated by either party, without penalty, upon receipt of 60 days prior notice. For the period ended August 31, 2003, no reimbursement payments were made to the Manager under the terms of the Expense Agreement.

## 3. INVESTMENT TRANSACTIONS

For the period ended August 31, 2003, purchases and sales of investment securities, other than short-term securities for the Portfolios' were as follows:

| Portfolio | Purchases | Sales |
| --- | --- | --- |
| Large Capitalization Value | $48,462,760 | $51,178,589 |
| Large Capitalization Growth | 24,398,289 | 29,446,851 |
| Mid Cap* | 5,920,296 | 5,432,813 |
| Small Capitalization | 6,816,642 | 15,580,585 |
| International Equity | 60,529,038 | 52,579,984 |
| Health & Biotechnology* | 7,943,767 | 14,688,010 |
| Technology & Communications* | 7,353,470 | 7,906,474 |
| Energy & Basic Materials* | 1,155,476 | 1,248,520 |
| Financial Services* | 1,299,611 | 1,356,224 |
| Investment Quality Bond | 20,299,254 | 26,636,552 |
| Municipal Bond | 775,658 | 4,333,455 |

\* Amounts reported are for the period May 1, 2003 through August 31, 2003.

## NOTES TO FINANCIAL STATEMENTS

At August 31, 2003, the composition of unrealized appreciation (depreciation) of investment securities for the Portfolios' were as follows:

| Portfolio | Federal Tax Cost | Appreciation | Depreciation | Net |
|---|---|---|---|---|
| Large Capitalization Value | $55,264,591 | $7,809,203 | $2,130,950 | $5,678,253 |
| Large Capitalization Growth | 39,331,103 | 6,081,844 | 1,884,051 | 4,197,793 |
| Mid Cap | 29,487,533 | 4,303,478 | 525,475 | 3,778,003 |
| Small Capitalization | 21,949,069 | 4,926,331 | 1,602,539 | 3,323,792 |
| International Equity | 33,675,642 | 401,928 | 244,980 | 156,948 |
| Health & Biotechnology | 79,758,513 | 5,984,319 | 7,811,418 | (1,827,099) |
| Technology & Communications | 27,737,819 | 10,316,781 | 120,903 | 10,195,878 |
| Energy & Basic Materials | 4,972,616 | 595,268 | 78,265 | 517,003 |
| Financial Services | 3,970,727 | 496,109 | 115,923 | 380,186 |
| Investment Quality Bond | 24,929,902 | 674,621 | 31,047 | 643,574 |
| Municipal Bond | 6,074,247 | 133,475 | 37,900 | 95,575 |

At August 31, 2003, the Health & Biotechnology Portfolio had forward foreign currency contracts open as described below. The Portfolio bears the market risk that arises from changes in foreign currency exchange rates. The unrealized gain (loss) on the contracts reflected in the accompanying financial statements were as follows:

| Foreign Currency | Local Currency | Market Value | Settlement Date | Unrealized Gain (Loss) |
|---|---|---|---|---|
| To Buy: | | | | |
| Canadian Dollar | 500,000 | $358,744 | 12/9/03 | $(5,948) |
| Danish Krone | 2,900,000 | 427,583 | 12/9/03 | (28,851) |
| Euro | 950,000 | 1,039,869 | 12/9/03 | (45,506) |
| Japanese Yen | 35,000,000 | 301,028 | 12/9/03 | 4,920 |
| Swiss Franc | 2,450,000 | 1,754,224 | 12/9/03 | (117,434) |
| | | | | (192,819) |
| To Sell: | | | | |
| Australian Dollar | 600,000 | 384,270 | 12/9/03 | 3,990 |
| British Pound | 1,050,000 | 1,649,069 | 12/9/03 | 47,928 |
| Euro | 1,350,000 | 1,477,709 | 12/9/03 | 70,053 |
| Japanese Yen | 35,000,000 | 301,028 | 12/9/03 | (98) |
| Swiss Franc | 1,800,000 | 1,288,817 | 12/9/03 | 54,064 |
| | | | | 175,937 |

| | | | | |
|---|---|---|---|---|
| Net Unrealized Gain (Loss) on Open Forward Foreign Currency Contracts | | | | $(16,882) |

## 4. AUTHORIZED SHARES OF BENEFICIAL INTEREST AND PAR VALUE PER SHARE

Each Portfolio has unlimited shares of beneficial interest authorized with $.01 par value per share. For the periods indicated, transactions in capital stock were as follows:

| | Class I Shares | | Class B Shares | | Class C Shares | |
|---|---|---|---|---|---|---|
| | Year Ended August 31, 2003 | Year Ended August 31, 2002 | Year Ended August 31, 2003 | Year Ended August 31, 2002 | Year Ended August 31, 2003 | Year Ended August 31, 2002 |
| Large Capitalization Value | | | | | | |
| Issued | 3,129,972 | 3,503,395 | 12,240 | 24,322 | 70,608 | 105,322 |
| Transferred (Note 6) | 413,117 | -- | 141,857 | -- | -- | -- |
| Redeemed | (4,131,517) | (3,470,790) | (44,868) | (41,707) | (103,210) | (95,839) |
| Reinvested from Dividends | -- | 428,651 | -- | 6,195 | -- | 20,581 |
| Net Increase (Decrease) in Shares | (588,428) | 461,256 | 109,229 | (11,190) | (32,602) | 30,064 |
| Large Capitalization Growth | | | | | | |
| Issued | 884,578 | 1,060,255 | 4,575 | 14,698 | 68,016 | 73,362 |
| Redeemed | (1,538,566) | (1,822,966) | (29,987) | (42,396) | (96,033) | (125,129) |
| Reinvested from Dividends | -- | 11,771 | -- | 181 | -- | 610 |
| Net Increase (Decrease) in Shares | (653,988) | (750,940) | (25,412) | (27,517) | (28,017) | (51,157) |
| Small Capitalization | | | | | | |
| Issued | 5,847,126 | 5,505,610 | 4,120 | 14,623 | 30,098 | 59,297 |
| Redeemed | (6,792,083) | (6,943,376) | (26,076) | (13,953) | (78,064) | (62,788) |
| Reinvested from Dividends | 220,803 | 426,478 | 3,109 | 4,795 | 10,149 | 14,755 |
| Net Increase (Decrease) in Shares | (724,154) | (1,011,288) | (18,847) | 5,465 | (37,817) | 11,264 |

## NOTES TO FINANCIAL STATEMENTS

| | Class I Shares | | Class B Shares | | Class C Shares | |
|---|---|---|---|---|---|---|
| | Year Ended August 31, 2003 | Year Ended August 31, 2002 | Year Ended August 31, 2003 | Year Ended August 31, 2002 | Year Ended August 31, 2003 | Year Ended August 31, 2002 |
| **International Equity** | | | | | | |
| Issued | 53,829,493 | 13,712,612 | 837 | 1,057 | 395,632 | 26,044 |
| Redeemed | (52,507,190) | (14,235,838) | (14,662) | (13,882) | (309,744) | (52,827) |
| Reinvested from Dividends | -- | -- | -- | -- | -- | -- |
| Net Increase (Decrease) in Shares | 1,322,303 | (523,226) | (13,825) | (12,825) | 85,888 | (26,783) |
| **Investment Quality Bond** | | | | | | |
| Issued | 12,278,875 | 1,828,421 | 17,030 | 17,605 | 334,161 | 138,435 |
| Redeemed | (13,107,475) | (2,964,793) | (35,689) | (9,219) | (404,261) | (113,344) |
| Reinvested from Dividends | 138,914 | 138,043 | 1,242 | 1,437 | 7,059 | 7,011 |
| Net Increase (Decrease) in Shares | (689,686) | (998,329) | (17,417) | 9,823 | (63,041) | 32,102 |
| **Municipal Bond** | | | | | | |
| Issued | 280,537 | 460,120 | 12,538 | -- | 33,767 | 56,700 |
| Redeemed | (658,026) | (693,543) | (13,582) | (1,509) | (67,908) | (39,835) |
| Reinvested from Dividends | 26,132 | 28,734 | 166 | 77 | 1,449 | 910 |
| Net Increase (Decrease) in Shares | (351,357) | (204,689) | (878) | (1,432) | (32,692) | 17,775 |
| **U.S. Government Money Market** | | | | | | |
| Issued | 333,489,512 | 224,028,302 | 248,800 | 151,507 | 7,512,294 | 1,230,034 |
| Transferred (Note 6) | 5,278,640 | -- | -- | -- | -- | -- |
| Redeemed | (347,311,183) | (227,997,693) | (150,580) | (164,005) | (6,497,173) | (4,061,683) |
| Reinvested from Dividends | 36,030 | 493,400 | 47 | 864 | 583 | 12,699 |
| Net Increase (Decrease) in Shares | (8,507,001) | (3,475,991) | 98,267 | (11,634) | 1,015,704 | (2,818,950) |

| | Class A Shares | | | Class I Shares | |
|---|---|---|---|---|---|
| | Period Ended August 31, 2003 | Year Ended April 30, 2003 | Year Ended April 30, 2002 | Period Ended August 31, 2003 | Period Ended April 30, 2003 |
| **Health & Biotechnology*** | | | | | |
| Issued | 158,259 | 495,552 | 2,707,503 | 20,770 | 18,252 |
| Transferred (Note 6) | -- | 803,318 | -- | -- | -- |
| Redeemed | (462,048) | (2,213,578) | (3,826,690) | (710) | (16,651) |
| Net Increase (Decrease) in Shares | (303,789) | (914,708) | (1,119,187) | 20,060 | 1,601 |
| **Technology & Communications**** | | | | | |
| Issued | 12,598 | 10,960,029 | 8,904,589 | 837,083 | 1,528,797 |
| Transferred (Note 6) | -- | 1,255,239 | 271,090 | -- | -- |
| Redeemed | (167,336) | (11,947,777) | (9,732,982) | (810,604) | (1,526,847) |
| Net Increase (Decrease) in Shares | (154,738) | 267,491 | (557,303) | 26,479 | 1,950 |
| **Energy & Basic Materials**** | | | | | |
| Issued | 4,129 | 905,941 | 1,203,707 | 20,657 | 205 |
| Redeemed | -- | (997,799) | (1,370,181) | -- | -- |
| Reinvested from Dividends | (19,484) | -- | 30,450 | (429) | -- |
| Net Increase (Decrease) in Shares | (15,355) | (91,858) | (136,024) | 20,228 | 205 |
| **Financial Services**** | | | | | |
| Issued | 2,580 | 25,272 | 70,481 | 14,654 | 1 |
| Redeemed | (21,824) | (115,525) | (349,790) | (284) | -- |
| Net Increase (Decrease) in Shares | (19,244) | (90,253) | (279,309) | 14,370 | 1 |
| **Mid Cap**** | | | | | |
| Issued | 5,165 | 2,032,863 | -- | 206,128 | 13,287 |
| Transferred (Note 6) | -- | 605,199 | -- | -- | -- |
| Redeemed | (54,371) | (40,452) | -- | (4,566) | -- |
| Net Increase (Decrease) in Shares | (49,206) | 2,597,610 | -- | 201,562 | 13,287 |

## NOTES TO FINANCIAL STATEMENTS

| | Class B Shares | | | Class C Shares | | |
|---|---|---|---|---|---|---|
| | **Period Ended August 31, 2003** | **Year Ended April 30, 2003** | **Year Ended April 30, 2002** | **Period Ended August 31, 2003** | **Year Ended April 30, 2003** | **Year Ended April 30, 2002** |
| **Health & Biotechnology** | | | | | | |
| Issued | 16,557 | 97,887 | 724,525 | 174,233 | 33,678 | 258,158 |
| Transferred (Note 6) | -- | 307,240 | -- | -- | 7,585 | -- |
| Redeemed | (299,034) | (1,604,879) | (1,396,584) | (300,351) | (822,754) | (874,375) |
| Net Increase (Decrease) in Shares | (282,477) | (1,199,752) | (672,059) | (126,118) | (781,491) | (616,217) |
| **Technology & Communications** | | | | | | |
| Issued | 10,115 | 62,707 | 235,510 | 335,013 | 12,870 | 53,205 |
| Transferred (Note 6) | -- | 348,597 | 187,462 | -- | 3,189 | 4,075 |
| Redeemed | (159,239) | (902,047) | (1,259,148) | (353,100) | (146,756) | (267,028) |
| Net Increase (Decrease) in Shares | (149,124) | (490,743) | (836,176) | (18,087) | (130,697) | (209,748) |
| **Energy & Basic Materials\*\*\*\*** | | | | | | |
| Issued | 57 | 56,408 | 113,500 | 1,447 | 1 | -- |
| Redeemed | -- | (126,881) | (161,890) | -- | -- | -- |
| Reinvested from Dividends | (20,833) | -- | 34,072 | -- | -- | -- |
| Net Increase (Decrease) in Shares | (20,776) | (70,473) | (14,318) | 1,447 | 1 | -- |
| **Financial Services** | | | | | | |
| Issued | 422 | 80,003 | 120,878 | 1,597 | 7,008 | 14,620 |
| Redeemed | (11,463) | (119,359) | (270,688) | (1,174) | (23,375) | (27,451) |
| Net Increase (Decrease) in Shares | (11,041) | (39,356) | (149,810) | 423 | (16,367) | (12,831) |
| **Mid Cap\*\*\*** | | | | | | |
| Issued | 7,840 | 28,014 | -- | 9,481 | 9,782 | -- |
| Transferred (Note 6) | -- | 426,919 | -- | -- | 68,910 | -- |
| Redeemed | (33,945) | (57,513) | -- | (7,079) | (10,683) | -- |
| Net Increase (Decrease) in Shares | (26,105) | 397,420 | -- | 2,402 | 68,009 | -- |

\*      The inception date for Class I shares is January 27, 2003.
\*\*     The inception date for Class I shares is January 6, 2003.
\*\*\*    For the Mid Cap Portfolio , the inception date for Class A, B and C shares is July 1, 2002.  Inception date for Class I shares is January 6, 2003.
\*\*\*\*  The inception date for Class C shares is January 6, 2003.

## 5.  RESTRICTED SECURITIES

A restricted security is a security which has been purchased through a private offering and cannot be resold to the public without prior registration under the Securities Act of 1933.  Disposal of these securities may involve time-consuming negotiations and expense, and a prompt sale at an acceptable price may be difficult.  The issuers of the securities will bear any costs involved in registration under the Securities Act of 1933 in connection with the disposition of such securities.   The Portfolios do not have the right to demand that such securities be registered.  Restricted securities are valued at the direction of a Portfolios' Board of Trustees; the securities are restricted as to resale and have been valued in good faith, taking into consideration the appropriate economic, financial and other pertinent available information on the restricted security.   The table below shows the securities held at August 31, 2003 that are being valued by the Portfolios' Board of Trustees:

| Portfolio | Security | Shares | Acquisition Date | Cost | Value Per Unit | 8/31/03 Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|
| Health & Biotechnology | Aderis Pharmaceuticals, Inc. Series D | 318,182 | 2/7/01 | $3,500,002 | $11.00 | $3,500,002 | 4.49% |
| Health & Biotechnology | BioMarin Pharmaceuticals Inc. Warrants | 63,491 | 5/16/01 | - | 0.01 | 635 | 0.00 |
| Health & Biotechnology | Mitokor Series F | 401,335 | 8/22/00 | 3,010,012 | 2.68 | 1,075,578 | 1.38 |
| Health & Biotechnology | Vitagen Inc. Series C | 3,333,333 | 6/18/01 | 4,000,000 | 0.01 | 33,333 | 0.04 |
| Technology & Communications | U.S. Wireless Data, Inc. Warrants | 125,000 | 4/10/00 | - | 0.00 | - | 0.00 |

Because of the inherent uncertainty of valuation, these values may differ significantly from the values that would have been used had a ready market for these securities existed, and the differences could be material.

## NOTES TO FINANCIAL STATEMENTS

### 6. FUND ACQUISITIONS

(a) As of the close of business on January 24, 2003, the U.S. Government Money Market Portfolio acquired all the net assets of the Orbitex Cash Reserves Fund pursuant to a plan of reorganization approved by the shareholders of the Orbitex Cash Reserves Fund on January 3, 2003.   The details of which are shown below:

**At Close of Business January 24, 2003**

|  | Cash Reserves Fund | U.S. Government Money Market Portfolio – Class I | U.S. Government Money Market Portfolio – Class I Merged Assets |
|---|---|---|---|
| Net Assets | $5,278,640 | $29,432,845 | $34,711,485 |
| Shares Outstanding | 5,278,640 | 29,523,240 | 34,801,880 |
| Net Asset Value Per Share | $1.00 | $1.00 | $1.00 |

(b) As of the close of business on January 24, 2003, the Large Capitalization Value Portfolio acquired all of the net assets of the Orbitex Focus 30 Fund pursuant to a plan of reorganization approved by the shareholders of the Orbitex 30 Fund on January 3, 2003.   The details of which are shown below:

**At Close of Business January 24, 2003**

|  | Orbitex Focus 30 Fund - Class A | Large Capitalization Value Portfolio - Class I | Large Capitalization Value Portfolio - Class I Merged Assets |
|---|---|---|---|
| Net Assets | $294,433 | $49,933,638 | $50,228,071 |
| Unrealized Appreciation (Depreciation) | $(399,722) | $(4,794,816) | $(5,194,538) |
| Shares Outstanding | 30,383 | 4,021,739 | 4,045,453 |
| Net Asset Value Per Share | $9.69 | $12.42 | $12.42 |

|  | Orbitex Focus 30 Fund - Class B | Large Capitalization Value Portfolio - Class B | Large Capitalization Value Portfolio - Class B Merged Assets |
|---|---|---|---|
| Net Assets | $1,701,814 | $446,145 | $2,147,959 |
| Unrealized Appreciation (Depreciation) | $(621,466) | $(102,907) | $(724,373) |
| Shares Outstanding | 179,161 | 37,189 | 179,046 |
| Net Asset Value Per Share | $9.50 | $12.00 | $12.00 |

|  | Orbitex Focus 30 Fund - Class D | Large Capitalization Value Portfolio - Class I* | Large Capitalization Value Portfolio - Class I* Merged Assets |
|---|---|---|---|
| Net Assets | $4,834,800 | $50,228,071 | $55,062,871 |
| Unrealized Appreciation (Depreciation) | $237,657 | $(5,194,538) | $(4,956,881) |
| Shares Outstanding | 494,082 | 4,045,453 | 4,434,866 |
| Net Asset Value Per Share | $9.79 | $12.42 | $12.42 |

* Amounts include Focus 30 Fund Class A assets merged into Large Capitalization Value Class I shares.

## NOTES TO FINANCIAL STATEMENTS

(c) As of the close of business on January 24, 2003, the Health & Biotechnology Portfolio acquired all of the net assets of the Orbitex Health & Biotechnology Fund, Orbitex Medical Sciences Fund and the Orbitex Life Sciences and Biotechnology Fund, Inc. (collectively the "Orbitex Funds") pursuant to a plan of reorganization approved by the shareholders of the Orbitex Funds on January 17, 2003. The details of which are shown below:

### At Close of Business January 24, 2003

|  | Orbitex Health & Biotechnology Fund Class A | Orbitex Medical Sciences Fund Class A | Orbitex Life Sciences & Biotechnology Fund, Inc. | Health & Biotechnology Portfolio Class A Merged Assets |
|---|---|---|---|---|
| Net Assets | $25,176,785 | $4,956,005 | $3,943,065 | $34,075,855 |
| Unrealized Appreciation (Depreciation) | $(6,403,094) | $(870,997) | $(1,767,314) | $(9,041,405) |
| Shares Outstanding | 2,272,706 | 1,180,943 | 376,673 | 3,076,024 |
| Net Asset Value Per Share | $11.08 | $4.20 | $10.47 | $11.08 |

|  | Orbitex Health & Biotechnology Fund Class B | Orbitex Medical Sciences Fund Class B | Health & Biotechnology Portfolio Class B Merged Assets |
|---|---|---|---|
| Net Assets | $39,656,871 | $3,327,524 | $42,984,395 |
| Unrealized Appreciation (Depreciation) | $(1,067,145) | $(1,165,254) | $(2,232,399) |
| Shares Outstanding | 3,661,643 | 810,636 | 3,968,883 |
| Net Asset Value Per Share | $10.83 | $4.10 | $10.83 |

|  | Orbitex Health & Biotechnology Fund Class C | Orbitex Medical Sciences Fund Class C | Health & Biotechnology Portfolio Class C Merged Assets |
|---|---|---|---|
| Net Assets | $15,942,400 | $82,203 | $16,024,603 |
| Unrealized Appreciation (Depreciation) | $(9,899,837) | $(8,980) | $(9,908,817) |
| Shares Outstanding | 1,471,161 | 19,858 | 1,478,746 |
| Net Asset Value Per Share | $10.84 | $4.14 | $10.84 |

(d) As of the close of business on January 3, 2003, the Technology and Communications Portfolio acquired all the net assets of the Orbitex Info-Tech & Communications Fund and the Orbitex Emerging Technology Fund pursuant to a plan of reorganization approved by the shareholders of the Orbitex Funds on January 3, 2003. The details of which are shown below:

### At Close of Business January 3, 2003

|  | Orbitex Info-Tech & Communications Fund Class A | Orbitex Emerging Technology Fund Class A | Technology & Communications Portfolio Class A Merged Assets |
|---|---|---|---|
| Net Assets | $10,048,936 | $6,609,827 | $16,658,763 |
| Unrealized Appreciation (Depreciation) | $9,262,671 | $7,663,662 | $16,926,333 |
| Shares Outstanding | 1,908,344 | 3,818,139 | 3,163,583 |
| Net Asset Value Per Share | $5.27 | $1.73 | $5.27 |

|  | Orbitex Info-Tech & Communications Fund Class B | Orbitex Emerging Technology Fund Class B | Technology & Communications Portfolio Class B Merged Assets |
|---|---|---|---|
| Net Assets | $13,761,087 | $1,767,376 | $15,528,463 |
| Unrealized Appreciation (Depreciation) | $(780,479) | $(7,116,535) | $(7,897,014) |
| Shares Outstanding | 2,714,243 | 1,043,630 | 3,062,840 |
| Net Asset Value Per Share | $5.07 | $1.69 | $5.07 |

|  | Orbitex Info-Tech & Communications Fund Class C | Orbitex Emerging Technology Fund Class C | Technology & Communications Portfolio Class C Merged Assets |
|---|---|---|---|
| Net Assets | $1,670,600 | $16,265 | $1,686,865 |
| Unrealized Appreciation (Depreciation) | $(7,469,577) | $(18,373) | $(7,487,950) |
| Shares Outstanding | 327,533 | 9,455 | 330,722 |
| Net Asset Value Per Share | $5.10 | $1.72 | $5.10 |

## NOTES TO FINANCIAL STATEMENTS

(e) As of the close of business on January 3, 2003, the Mid Capitalization Portfolio acquired all the net assets of the Orbitex Caterpillar Mid Cap Relative Value Fund and the Orbitex Growth Fund pursuant to a plan of reorganization approved by the shareholders of the Orbitex Funds on January 3, 2003. The details of which are shown below:

**At Close of Business January 3, 2003**

|  | Orbitex Caterpillar Mid Cap Relative Value Fund Class A | Orbitex Growth Fund Class A | Mid Capitalization Portfolio Class A Merged Assets |
|---|---|---|---|
| Net Assets | $17,248,160 | $5,145,698 | $22,393,858 |
| Unrealized Appreciation (Depreciation) | $(2,806,003) | $1,426,310 | $(1,379,693) |
| Shares Outstanding | 2,028,600 | 358,032 | 2,633,799 |
| Net Asset Value Per Share | $8.50 | $14.37 | $8.50 |

|  | Orbitex Caterpillar Mid Cap Relative Value Fund Class B | Orbitex Growth Fund Class B | Mid Capitalization Portfolio Class B Merged Assets |
|---|---|---|---|
| Net Assets | $190,701 | $3,616,800 | $3,807,501 |
| Unrealized Appreciation (Depreciation) | $(6,837) | $(2,096,464) | $(2,103,301) |
| Shares Outstanding | 22,510 | 256,292 | 449,429 |
| Net Asset Value Per Share | $8.47 | $14.11 | $8.47 |

|  | Orbitex Caterpillar Mid Cap Relative Value Fund Class C | Orbitex Growth Fund Class C | Mid Capitalization Portfolio Class C Merged Assets |
|---|---|---|---|
| Net Assets | $72,317 | $583,313 | $655,630 |
| Unrealized Appreciation (Depreciation) | $(3,174) | $(49,493) | $(52,667) |
| Shares Outstanding | 8,543 | 41,234 | 77,453 |
| Net Asset Value Per Share | $8.46 | $14.15 | $8.46 |

(f) As of the close of business on January 3, 2003, the Energy & Basic Materials Portfolio acquired all the net assets of the Orbitex Energy & Basic Materials Fund pursuant to a plan of reorganization approved by the shareholders of the Orbitex Funds on January 3, 2003.

(g) As of the close of business on January 3, 2003, the Financial Services Portfolio acquired all the net assets of the Orbitex Financial Services Fund pursuant to a plan of reorganization approved by the shareholders of the Orbitex Funds on January 3, 2003.

(h) As of the close of business on October 26, 2001, the Orbitex Info-Tech & Communications Fund acquired all the net assets of the Monument Telecommunications Fund pursuant to a plan of reorganization approved by the Board of Directors of the Monument Fund on October 16, 2001. The acquisition was completed by a tax-free exchange, the details of which are outlined in the following schedule:

**At Close of Business October 26, 2001**

|  | Orbitex Info-Tech & Communications Fund Class A | Monument Telecommunications Fund Class A | Merged Assets |
|---|---|---|---|
| Net Assets | $23,720,282 | $2,516,387 | $26,236,669 |
| Unrealized Appreciation | -- | $138,650 | -- |
| Shares Outstanding | 2,555,385 | 652,235 | 2,826,475 |
| Net Asset Value Per Share | $9.28 | $3.86 | $9.28 |

|  | Orbitex Info-Tech & Communications Fund Class B | Monument Telecommunications Fund Class B | Merged Assets |
|---|---|---|---|
| Net Assets | $33,163,303 | $1,689,185 | $34,852,488 |
| Unrealized Appreciation | -- | $93,702 | -- |
| Shares Outstanding | 3,680,394 | 444,735 | 3,867,856 |
| Net Asset Value Per Share | $9.01 | $3.80 | $9.01 |

|  | Orbitex Info-Tech & Communications Fund Class C | Monument Telecommunications Fund Class C | Merged Assets |
|---|---|---|---|
| Net Assets | $5,041,046 | $36,931 | $5,077,977 |
| Unrealized Appreciation | -- | $2,035 | -- |
| Shares Outstanding | 556,212 | 9,569 | 560,287 |
| Net Asset Value Per Share | $9.06 | $3.86 | $9.06 |

## NOTES TO FINANCIAL STATEMENTS

### 7. SECURITIES LENDING

Under an agreement with the Bank of New York Co., Inc. ("BONY"), the Portfolios can lend their portfolio securities to brokers, dealers and other financial institutions approved by the Board of Trustees. Loans are collateralized by cash, in an amount at least equal to the market value of the securities loaned, which is invested in highly liquid, short-term instruments such as repurchase agreements collateralized by U.S. Government securities and money market funds in accordance with the Portfolios' security lending procedures. A portion of the income generated by the investment in the collateral, net of any rebates paid by BONY to the borrowers, is remitted to BONY as lending agent, and the remainder is paid to the Portfolios. Generally, in the event of a counter-party default, each Portfolio has the right to use the collateral to offset the losses incurred. There would be a potential loss to a Portfolio in the event such Portfolio is delayed or prevented from exercising its right to dispose of the collateral.

At August 31, 2003, the following portfolios had securities on loan:

| Portfolio | Market Value of Loaned Securities | Market Value of Collateral |
|---|---|---|
| Health & Biotechnology | $ 841,952 | $ 855,453 |
| Technology & Communications | 1,315,464 | 1,348,276 |
| Energy & Basic Materials | 216,000 | 216,451 |
| Mid Cap | 1,769,930 | 1,812,298 |

### 8. DISTRIBUTIONS TO SHAREHOLDERS AND TAX COMPONENTS OF CAPITAL

The tax character of dividends paid during the period ended August 31, 2003 was as follows:

| Portfolio | Ordinary Income | Tax Exempt Income | Long Term Capital Gains | Total |
|---|---|---|---|---|
| Large Capitalization Value | - | - | - | - |
| Large Capitalization Growth | - | - | - | - |
| Mid Cap | - | - | - | - |
| Small Capitalization | - | - | $2,210,000 | $2,210,000 |
| International Equity | - | - | - | - |
| Health & Biotechnology | - | - | - | - |
| Technology & Communications | - | - | - | - |
| Energy & Basic Materials | - | - | - | - |
| Financial Services | - | - | - | - |
| Investment Quality Bond | $929,092 | - | 735,000 | 1,664,092 |
| Municipal Bond | 1,895 | $269,637 | 36,870 | 308,402 |
| U.S. Government Money Market | 41,037 | - | - | 41,037 |

The tax character of dividends paid during the period ended August 31, 2002 was as follows:

| Portfolio | Ordinary Income | Tax Exempt Income | Long Term Capital Gains | Total |
|---|---|---|---|---|
| Large Capitalization Value | $2,717,336 | - | $5,117,452 | $7,834,788 |
| Large Capitalization Growth | - | - | 194,366 | 194,366 |
| Small Capitalization | 4,306,519 | - | 464,137 | 4,770,656 |
| International Equity | - | - | - | - |
| Investment Quality Bond | 1,524,514 | - | 88,905 | 1,613,419 |
| Municipal Bond | - | $310,487 | 17,369 | 327,856 |
| U.S. Government Money Market | 567,366 | - | - | 567,366 |

The Mid Cap, Health & Biotechnology, Technology & Communications, Energy & Basic Materials and Financial Services Portfolios did not pay any dividends during the year ended April 30, 2003. The fiscal year end for these portfolios has been changed from April 30 to August 31.

As of each of the Portfolio's tax year-end, the components of distributable earnings on a tax basis were as follows:

| Portfolio | Capital Loss Carry Forwards | Undistributed Long Term Capital Gains | Post October Loss Deferrals | Undistributed Ordinary Income | Undistributed Tax Exempt Income | Unrealized Appreciation (Depreciation) | Total |
|---|---|---|---|---|---|---|---|
| Large Capitalization Value | $(17,649,716) | $ - | $(4,875,935) | $ - | $ - | $5,678,253 | $(16,847,398) |
| Large Capitalization Growth | (22,719,305) | - | (783,819) | - | - | 4,197,793 | (19,305,331) |
| Mid Cap | (4,809,946) | - | - | - | - | 3,778,003 | (1,031,943) |
| Small Capitalization | - | 430,379 | (1,187,307) | - | - | 3,323,792 | 2,566,864 |
| International Equity | (4,512,581) | - | (5,896,977) | - | - | 156,948 | (10,252,610) |
| Health & Biotechnology | (131,160,797) | - | - | - | - | (1,846,560) | (133,007,357) |
| Technology & Communications | (273,084,719) | - | - | - | - | 10,195,878 | (262,888,841) |
| Energy & Basic Materials | (2,127,603) | - | - | - | - | 517,496 | (1,610,107) |
| Financial Services | (414,194) | - | - | - | - | 380,186 | (34,008) |
| Investment Quality Bond | - | 506,061 | - | 233,644 | - | 643,574 | 1,383,279 |
| Municipal Bond | - | - | (1,461) | 30,886 | 660 | 95,575 | 125,660 |
| U.S. Government Money Market | - | - | - | - | - | - | - |

## NOTES TO FINANCIAL STATEMENTS

The difference between book basis and tax basis distributable earnings, if any, is due primarily to different book and tax year-ends, the tax deferral of losses on wash sales and the tax deferral of losses incurred after October 31.

## 9.   CHANGE IN INDEPENDENT ACCOUNTANT

Ernst & Young, LLP were previously the principal auditors for the Large Capitalization Value, Large Capitalization Growth, Small Capitalization, International Equity, Investment Quality Bond, Municipal Bond and U.S. Government Money Market Portfolios.   A decision to change auditors was approved by the Board of Trustees in their meeting on June 25, 2003 and Tait, Weller & Baker were appointed principal auditors.   Ernst & Young, LLP had served as principal auditors for the aforementioned portfolios for each of the periods ended August 31, 1998 through 2002.   Additionally, the audit reports of Ernst & Young LLP on the financial statements of the aforementioned portfolios that were issued for each of the periods ended August 31, 1998 through 2002 were unqualified.   There were no disagreements between Ernst &  Young LLP and the management of the portfolios on any auditing and accounting matters which, if not resolved, would have been referred to in their audit reports.

# FINANCIAL HIGHLIGHTS (For a share outstanding throughout each period)

| | INCOME FROM INVESTMENT OPERATIONS | | | | DIVIDENDS AND DISTRIBUTIONS | | | | | RATIOS | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Net Asset Value, Beginning of Period | Net Investment Income (Loss) | Net Realized And Unrealized Gain (Loss) on Investments | Total From Investment Operations | Dividends to Shareholders From Net Investment Income | Distributions to Shareholders From Net Realized Gains on Investments | Net Asset Value, End of Period | Total Return* | Net Assets, End of Period (000's) | Ratio of Net Operating Expenses To Average Net Assets | Ratio of Net Investment Income (Loss) To Average Net Assets | Portfolio Turnover Rate |

## Mid Cap Portfolio (Class A)

| | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Period Ended August 31, 2003 (3)** | $ 8.63 | $ (0.03) | $ 1.78 | $ 1.75 | $ - | $ - | $ 10.38 | 20.28% | $ 26,449 | 2.29% (1,2) | (1.03)% (1,2) | 19% |
| **July 1, 2002 (4) to April 30, 2003 (3)** | 10.00 | (0.07) | (1.30) | (1.37) | - | - | 8.63 | (13.70)% | 22,407 | 2.72% (1,2) | (1.06)% (1,2) | 71% |

(1) During the period ended August 31, 2003, Orbitex-Saratoga Capital Management, LLC did not waive any of its management fees. During the period ended April 30, 2003, Orbitex-Saratoga Capital Management, LLC waived a portion of its management fees and the Distributor waived a portion of its fees. If such waivers had not been in effect for the respective period, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been 2.78% and (1.14)%, respectively, for the period ended April 30, 2003.

(2) Annualized for periods less than one year.

(3) Per share amounts have been calculated using the average shares method, which more appropriately presents the per share data for the period.

(4) Commencement of offering.

* Assumes reinvestment of all dividends and distributions and does not assume the effects of any sales charges. Aggregate (not annualized) total return is shown for any period shorter than one year. Total return does not reflect the deduction of taxes that a shareholder would pay on distributions or on the redemption of shares.

# FINANCIAL HIGHLIGHTS (For a share outstanding throughout each period)

| | INCOME FROM INVESTMENT OPERATIONS | | | | DIVIDENDS AND DISTRIBUTIONS | | | | | RATIOS | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Net Asset Value, Beginning of Period | Net Investment Income (Loss) | Net Realized And Unrealized Gain (Loss) on Investments | Total From Investment Operations | Dividends to Shareholders From Net Investment Income | Distributions to Shareholders From Net Realized Gains on Investments | Net Asset Value, End of Period | Total Return* | Net Assets, End of Period (000's) | Ratio of Net Operating Expenses To Average Net Assets | Ratio of Net Investment Income (Loss) To Average Net Assets | Portfolio Turnover Rate |

## Health & Biotechnology Portfolio (Class A)

| | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Period Ended August 31, 2003 (3) | $ 11.57 | $ (0.05) | $ (0.09) | $ (0.14) | $ - | $ - | $ 11.43 | (1.21)% | $ 26,606 | 2.70% (1,2) | (1.15)% (1,2) | 10% |
| Year Ended April 30, 2003 (3) | 14.94 | (0.19) | (3.18) | (3.37) | - | - | 11.57 | (22.56)% | 30,435 | 2.54% (1) | (1.65)% (1) | 144% |
| Year Ended April 30, 2002 (3) | 16.53 | (0.26) | (1.33) | (1.59) | - | - | 14.94 | (9.62)% | 52,964 | 2.20% (1) | (1.48)% (1) | 172% |
| Year Ended April 30, 2001 | 17.33 | (0.32) | 0.03 | (0.29) | - | (0.51) | 16.53 | (2.36)% | 77,112 | 2.00% (1) | (1.55)% (1) | 255% |
| July 15, 1999 (4) to April 30, 2000 (3) | 10.00 | (0.21) | 7.54 (5) | 7.33 | - | - | 17.33 | 73.30% | 66,418 | 2.00% (1,2) | (1.33)% (1,2) | 144% |

(1) During the period ended August 31, 2003, the three years ended April 30, 2003, April 30, 2002 and April 30, 2001 and the period ended April 30, 2000, Orbitex-Saratoga Capital Management, LLC waived a portion of its management fees. If such waivers had not been in effect for the respective periods, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been 2.75% and (1.20)%, respectively, for the period ended August 31, 2003, 2.65% and (1.76)%, respectively, for the year ended April 30, 2003, 2.31% and (1.59)%, respectively, for the year ended April 30, 2002, 2.22% and (1.77)%, respectively, for the year ended April 30, 2001 and 3.02% and (2.35)%, respectively, for the period ended April 30, 2000.

(2) Annualized for periods less than one year.

(3) Per share amounts have been calculated using the average shares method, which more appropriately presents the per share data for the period.

(4) Commencement of offering.

(5) Per share amounts are not in accord with the aggregate net loss on investments for the period due to the timing of sales and redemptions for Fund shares in relation to fluctuating market values of the Fund's investment.

## Technology & Communications Portfolio (Class A)

| | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Period Ended August 31, 2003 (3) | $ 5.38 | $ (0.05) | $ 1.36 | $ 1.31 | $ - | $ - | $ 6.69 | 24.35% | $ 18,249 | 2.70% (1,2) | (2.57)% (1,2) | 21% |
| Year Ended April 30, 2003 (3) | 7.54 | (0.12) | (2.04) | (2.16) | - | - | 5.38 | (28.65)% | 15,510 | 2.56% (1) | (2.15)% (1) | 263% |
| Year Ended April 30, 2002 (3) | 16.21 | (0.20) | (8.47) | (8.67) | - | - | 7.54 | (53.49)% | 19,736 | 2.28% (1) | (1.93)% (1) | 671% |
| Year Ended April 30, 2001 | 58.99 | (0.62) | (26.25) | (26.87) | - | (15.91) | 16.21 | (57.91)% | 51,444 | 2.00% (1) | (1.54)% (1) | 1045% |
| Year Ended April 30, 2000 (3) | 30.62 | (0.77) | 32.60 | 31.83 | - | (3.46) | 58.99 | 106.44% | 182,182 | 2.00% (1) | (1.55)% (1) | 222% |
| Year Ended April 30, 1999 | 19.62 | (0.08) | 11.26 | 11.18 | - | (0.18) | 30.62 | 57.43% | 34,335 | 2.07% (1) | (0.70)% (1) | 360% |

(1) During the period ended August 31, 2003 and the five years ended April 30, 2003, April 30, 2002, April 30, 2001, April 30, 2000 and April 30, 1999, Orbitex-Saratoga Capital Management, LLC waived a portion of its management fees. If such waivers had not been in effect for the respective periods, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been 3.06% and (2.93)%, respectively, for the period ended August 31, 2003, 3.59% and (3.18)%, respectively, for the year ended April 30, 2003, 2.80% and (2.45)%, respectively, for the year ended April 30, 2002, 2.14% and (1.68)%, respectively, for the year ended April 30, 2001, 2.29% and (1.84)%, respectively, for the year ended April 30, 2000 and 4.04% and (2.67)%, respectively, for the year ended April 30, 1999.

(2) Annualized for periods less than one year.

(3) Per share amounts have been calculated using the average shares method, which more appropriately presents the per share data for the period.

* Assumes reinvestment of all dividends and distributions and does not assume the effects of any sales charges. Aggregate (not annualized) total return is shown for any period shorter than one year. Total return does not reflect the deduction of taxes that a shareholder would pay on distributions or on the redemption of shares.

# FINANCIAL HIGHLIGHTS (For a share outstanding throughout each period)

## Energy & Basic Materials Portfolio (Class A)

| | INCOME FROM INVESTMENT OPERATIONS | | | | DIVIDENDS AND DISTRIBUTIONS | | | | | RATIOS | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Net Asset Value, Beginning of Period | Net Investment Income (Loss) | Net Realized And Unrealized Gain (Loss) on Investments | Total From Investment Operations | Dividends to Shareholders From Net Investment Income | Distributions to Shareholders From Net Realized Gains on Investments | Net Asset Value, End of Period | Total Return* | Net Assets, End of Period (000's) | Ratio of Net Operating Expenses To Average Net Assets | Ratio of Net Investment Income (Loss) To Average Net Assets | Portfolio Turnover Rate |
| **Period Ended August 31, 2003 (3)** | $ 12.94 | $ (0.01) | $ 1.59 | $ 1.58 | $ - | $ - | $ 14.52 | 12.21% | $ 2,269 | 2.70% (1,2) | (0.28)% (1,2) | 22% |
| **Year Ended April 30, 2003 (3)** | 17.04 | (0.17) | (3.93) | (4.10) | - | - | 12.94 | (24.06)% | 2,221 | 2.54% (1) | (1.18)% (1) | 705% |
| **Year Ended April 30, 2002 (3)** | 20.43 | (0.22) | (1.63) | (1.85) | - | (1.54) | 17.04 | (7.14)% | 4,490 | 2.29% (1) | (1.39)% (1) | 835% |
| **Year Ended April 30, 2001** | 18.62 | (0.12) | 3.18 | 3.06 | - | (1.25) | 20.43 | 18.83% | 8,163 | 2.00% (1) | (0.93)% (1) | 476% |
| **Year Ended April 30, 2000 (3)** | 14.92 | (0.07) | 3.77 | 3.70 | - | - | 18.62 | 24.80% | 3,658 | 2.00% (1) | (0.48)% (1) | 735% |
| **Year Ended April 30, 1999 (3)** | 16.54 | 0.00 (4) | (1.25) | (1.25) | (0.37) | - | 14.92 | (6.86)% | 4,286 | 2.19% (1) | 0.00% (1) | 921% |

(1) During the period ended August 31, 2003 and the five years ended April 30, 2003, April 30, 2002, April 30, 2001, April 30, 2000 and April 30, 1999, Orbitex-Saratoga Capital Management, LLC waived a portion of its management fees. If such waivers had not been in effect for the respective periods, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been 4.37% and (1.95)%, respectively, for the period ended August 31, 2003, 4.40% and (3.04)%, respectively, for the year ended April 30, 2003, 3.86% and (2.96)%, respectively, for the year ended April 30, 2002, 3.73% and (2.66)%, respectively, for the year ended April 30, 2001, 4.80% and (3.28)%, for the year ended April 30, 2002 and 8.76% and (6.57)%, respectively, for the year ended April 30, 1999.
(2) Annualized for periods less than one year.
(3) Per share amounts have been calculated using the average shares method, which more appropriately presents the per share data for the period.
(4) Amount represents less than $0.01 per share.

## Financial Services Portfolio (Class A)

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss) | Net Realized And Unrealized Gain (Loss) on Investments | Total From Investment Operations | Dividends to Shareholders From Net Investment Income | Distributions to Shareholders From Net Realized Gains on Investments | Net Asset Value, End of Period | Total Return* | Net Assets, End of Period (000's) | Ratio of Net Operating Expenses To Average Net Assets | Ratio of Net Investment Income (Loss) To Average Net Assets | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Period Ended August 31, 2003 (3)** | $ 9.97 | $ (0.04) | $ 1.09 | $ 1.05 | $ - | $ - | $ 11.02 | 10.53% | $ 1,650 | 2.70% (1,2) | (1.22)% (1,2) | 32% |
| **Year Ended April 30, 2003 (3)** | 11.40 | (0.07) | (1.36) | (1.43) | - | - | 9.97 | (12.54)% | 1,684 | 2.55% (1) | (0.73)% (1) | 67% |
| **Year Ended April 30, 2002 (3)** | 10.92 | (0.08) | 0.56 | 0.48 | - | - | 11.40 | 4.40% | 2,956 | 2.30% (1) | (0.74)% (1) | 55% |
| **August 1, 2000 (4) to April 30, 2001** | 10.00 | (0.01) | 0.98 | 0.97 | - | (0.05) | 10.92 | 9.71% | 5,883 | 2.00% (1,2) | (0.13)% (1,2) | 21% |

(1) During the period ended August 31, 2003, Orbitex-Saratoga Capital Manangement, LLC did not waive any of its management fees. During the two years ended April 30, 2003 and April 30, 2002 and the period ended April 30, 2001, Orbitex-Saratoga Capital Management, LLC waived a portion of its management fees. If such waivers had not been in effect for the respective periods, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been 6.44% and (4.62)%, respectively, for the year ended April 30, 2003, 4.96% and (3.40)%, respectively, for the year ended April 30, 2002 and 4.65% and (2.78)%, respectively, for the period ended April 30, 2001.
(2) Annualized for periods less than one year.
(3) Per share amounts have been calculated using the average shares method, which more appropriately presents the per share data for the period.
(4) Commencement of offering.

* Assumes reinvestment of all dividends and distributions and does not assume the effects of any sales charges. Aggregate (not annualized) total return is shown for any period shorter than one year. Total return does not reflect the deduction of taxes that a shareholder would pay on distributions or on the redemption of shares.

# FINANCIAL HIGHLIGHTS (For a share outstanding throughout each period)

| | INCOME FROM INVESTMENT OPERATIONS | | | | DIVIDENDS AND DISTRIBUTIONS | | | | | RATIOS | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Net Asset Value, Beginning of Period | Net Investment Income (Loss) | Net Realized And Unrealized Gain (Loss) on Investments | Total From Investment Operations | Dividends to Shareholders From Net Investment Income | Distributions to Shareholders From Net Realized Gains on Investments | Net Asset Value, End of Period | Total Return* | Net Assets, End of Period (000's) | Ratio of Net Operating Expenses To Average Net Assets | Ratio of Net Investment Income (Loss) To Average Net Assets | Portfolio Turnover Rate |
| **Large Capitalization Value Portfolio (Class B)** | | | | | | | | | | | | |
| **Year Ended August 31, 2003 (2)** | $ 12.63 | $ (0.13) | $ 1.63 | $ 1.50 | $ - | $ - | $ 14.13 | 11.88% | $ 2,273 | 2.96% (1) | (1.05)% (1) | 85% |
| **Year Ended August 31, 2002** | 18.89 | 0.04 | (4.69) | (4.65) | - | (1.61) | 12.63 | (26.71)% | 652 | 2.40% (1) | (0.73)% (1) | 84% |
| **Year Ended August 31, 2001** | 18.25 | (0.10) | 1.31 | 1.21 | (0.11) | (0.46) | 18.89 | 6.63% | 1,186 | 1.86% (1) | (0.30)% (1) | 86% |
| **Year Ended August 31, 2000** | 20.50 | 0.13 | (0.41) | (0.28) | (0.17) | (1.80) | 18.25 | (1.33)% | 1,280 | 1.78% (1) | (0.03)% (1) | 90% |
| **January 4, 1999 (3) to August 31, 1999** | 20.21 | (0.02) | 0.31 | 0.29 | - | - | 20.50 | 1.43% | 172 | 1.72% (1,4) | (0.53)% (1,4) | 67% |

(1) During the fiscal years ended August 31, 2003, August 31, 2001 and August 31, 2000, Orbitex-Saratoga Capital Management, LLC did not waive any of its management fees. During the fiscal years ended August 31, 2002 and August 31, 1999, Orbitex-Saratoga Capital Management, LLC waived a portion of its management fees. Additionally, for the periods presented above, the Portfolio benefited from an expense offset arrangement with its custodian bank. If such waivers, assumptions and expense offsets had not been in effect for the respective periods, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been 2.96% and (1.05%)% respectively, for the year ended August 31, 2003, 2.50% and (0.83%) respectively, for the year ended August 31, 2002, 1.86% and (0.30%) respectively, for the year ended August 31, 2001, 1.78% and (0.03%) respectively, for the year ended August 31, 2000 and 2.21% and 1.02% respectively, for the year ended August 31, 1999.
(2) Per share amounts have been calculated using the average shares method, which more appropriately presents the per share data for the period.
(3) Commencement of offering.
(4) Not annualized.

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss) | Net Realized And Unrealized Gain (Loss) on Investments | Total From Investment Operations | Dividends to Shareholders From Net Investment Income | Distributions to Shareholders From Net Realized Gains on Investments | Net Asset Value, End of Period | Total Return* | Net Assets, End of Period (000's) | Ratio of Net Operating Expenses To Average Net Assets | Ratio of Net Investment Income (Loss) To Average Net Assets | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Large Capitalization Growth Portfolio (Class B)** | | | | | | | | | | | | |
| **Year Ended August 31, 2003 (2)** | $ 10.96 | $ (0.22) | $ 1.41 | $ 1.19 | $ - | $ - | $ 12.15 | 10.86% | $ 298 | 3.00% (1) | (2.07)% (1) | 60% |
| **Year Ended August 31, 2002** | 14.71 | (0.10) | (3.61) | (3.71) | - | (0.04) | 10.96 | (25.29)% | 547 | 2.40% (1) | (1.55)% (1) | 32% |
| **Year Ended August 31, 2001** | 32.99 | (0.32) | (14.78) | (15.10) | - | (3.18) | 14.71 | (48.78)% | 1,140 | 1.85% (1) | (1.17)% (1) | 36% |
| **Year Ended August 31, 2000** | 26.75 | (0.13) | 8.03 | 7.90 | - | (1.66) | 32.99 | 30.22% | 2,801 | 1.67% (1) | (1.16)% (1) | 33% |
| **January 4, 1999 (3) to August 31, 1999** | 24.74 | (0.04) | 2.05 | 2.01 | - | - | 26.75 | 8.12% | 204 | 1.19% (1,4) | (0.73)% (1,4) | 39% |

(1) During the fiscal years ended August 31, 2003 and August 31, 2001, Orbitex-Saratoga Capital Management, LLC did not waive any of its management fees. During the fiscal years ended August 31, 2002, August 31, 2000 and August 31, 1999, Orbitex-Saratoga Capital Management, LLC waived a portion of its management fees. Additionally, for the periods presented above, the Portfolio benefited from an expense offset arrangement with its custodian bank. If such waivers, assumptions and expense offsets had not been in effect for the respective periods, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been 3.01% and (2.08%) respectively, for the year ended August 31, 2003, 2.51% and (1.66) respectively, for the year ended August 31, 2002, 1.90% and (1.17%) respectively, for the year ended August 31, 2001, 1.72% and (1.11%) respectively, for the year ended August 31, 2000 and 3.31% and (2.86%) respectively, for the year ended August 31, 1999.
(2) Per share amounts have been calculated using the average shares method, which more appropriately presents the per share data for the period.
(3) Commencement of offering.
(4) Not annualized.

* Assumes reinvestment of all dividends and distributions and does not assume the effects of any sales charges. Aggregate (not annualized) total return is shown for any period shorter than one year. Total return does not reflect the deduction of taxes that a shareholder would pay on distributions or on the redemption of shares.

# FINANCIAL HIGHLIGHTS (For a share outstanding throughout each period)

| | INCOME FROM INVESTMENT OPERATIONS | | | | DIVIDENDS AND DISTRIBUTIONS | | | | | RATIOS | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Net Asset Value, Beginning of Period | Net Investment Income (Loss) | Net Realized And Unrealized Gain (Loss) on Investments | Total From Investment Operations | Dividends to Shareholders From Net Investment Income | Distributions to Shareholders From Net Realized Gains on Investments | Net Asset Value, End of Period | Total Return* | Net Assets, End of Period (000's) | Ratio of Net Operating Expenses To Average Net Assets | Ratio of Net Investment Income (Loss) To Average Net Assets | Portfolio Turnover Rate |

## Mid Cap Portfolio (Class B)

| | | | | | | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| Period Ended August 31, 2003 (3) | $ 8.58 | $ (0.05) | $ 1.77 | $ 1.72 | $ - | $ - | $ 10.30 | 20.05% | $ 3,824 | 2.89% (1,2) | (1.63)% (1,2) | 19% |
| July 1, 2002 (4) to April 30, 2003 (3) | 10.00 | (0.11) | (1.31) | (1.42) | - | - | 8.58 | (14.20)% | 3,409 | 3.04% (1,2) | (1.57)% (1,2) | 71% |

(1) During the period ended August 31, 2003, Orbitex-Saratoga Capital Management, LLC did not waive any of its management fees. During the period ended April 30, 2003, Orbitex-Saratoga Capital Management, LLC waived a portion of its management fees. If such waiver had not been in effect for the respective period, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been 3.06% and (1.59)%, respectively, for the period ended April 30, 2003.
(2) Annualized for periods less than one year.
(3) Per share amounts have been calculated using the average shares method, which more appropriately presents the per share data for the period.
(4) Commencement of offering.

## Small Capitalization Portfolio (Class B)

| | | | | | | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| Year Ended August 31, 2003 (2) | $ 9.86 | $ (0.15) | $ 1.84 | $ 1.69 | $ - | $ (0.82) | $ 10.73 | 18.80% | $ 242 | 2.96% (1) | (1.62)% (1) | 20% |
| Year Ended August 31, 2002 | 11.74 | (0.04) | (0.66) | (0.70) | - | (1.18) | 9.86 | (6.42)% | 409 | 2.43% (1) | (1.26)% (1) | 17% |
| Year Ended August 31, 2001 | 12.70 | (0.11) | 0.30 | 0.19 | - | (1.15) | 11.74 | 2.62% | 422 | 2.08% (1) | (0.92)% (1) | 96% |
| Year Ended August 31, 2000 | 10.04 | (0.06) | 2.84 | 2.78 | - | (0.12) | 12.70 | 28.17% | 436 | 2.04% (1) | (1.11)% (1) | 59% |
| January 4, 1999 (3) to August 31, 1999 | 9.33 | (0.02) | 0.73 | 0.71 | - | - | 10.04 | 7.61% | 73 | 1.42% (1,4) | (1.02)% (1,4) | 32% |

(1) During the fiscal years ended August 31, 2003 and August 31, 2001, Orbitex-Saratoga Capital Management, LLC did not waive any of its management fees. During the fiscal year ended August 31, 2002, August 31, 2000, and August 31, 1999, Orbitex-Saratoga Capital Management, LLC waived a portion of its management fees. Additionally, for the periods presented above, the Portfolio benefited from an expense offset arrangement with its custodian bank. If such waivers, assumptions and expense offsets had not been in effect for the respective periods, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been 2.96% and (1.62%) respectively, for year ended August 31, 2003, 2.61% and (1.44%) respectively, for the year ended August 31, 2002, 2.09% and (0.92%) respectively, for the year ended August 31, 2001, 2.07% and (1.08%) respectively, for the year ended August 31, 2000, and 1.43% and (1.02%) respectively, for the year ended August 31, 1999.
(2) Per share amounts have been calculated using the average shares method, which more appropriately presents the per share data for the period.
(3) Commencement of offering.
(4) Not annualized.

* Assumes reinvestment of all dividends and distributions and does not assume the effects of any sales charges. Aggregate (not annualized) total return is shown for any period shorter than one year. Total return does not reflect the deduction of taxes that a shareholder would pay on distributions or on the redemption of shares.

# FINANCIAL HIGHLIGHTS (For a share outstanding throughout each period)

| | INCOME FROM INVESTMENT OPERATIONS | | | | DIVIDENDS AND DISTRIBUTIONS | | | | | RATIOS | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Net Asset Value, Beginning of Period | Net Investment Income (Loss) | Net Realized And Unrealized Gain (Loss) on Investments | Total From Investment Operations | Dividends to Shareholders From Net Investment Income | Distributions to Shareholders From Net Realized Gains on Investments | Net Asset Value, End of Period | Total Return* | Net Assets, End of Period (000's) | Ratio of Net Operating Expenses To Average Net Assets | Ratio of Net Investment Income (Loss) To Average Net Assets | Portfolio Turnover Rate |
| **International Equity Portfolio (Class B)** | | | | | | | | | | | | |
| **Year Ended August 31, 2003 (2)** | $ 6.86 | $ (0.11) | $ 0.19 | $ 0.08 | $ - | $ - | $ 6.94 | 1.17% | $ 38 | 3.30% (1) | (1.24)% (1) | 385% |
| **Year Ended August 31, 2002** | 8.87 | (0.01) | (2.00) | (2.01) | - | - | 6.86 | (22.66)% | 132 | 2.51% (1) | (1.03)% (1) | 24% |
| **Year Ended August 31, 2001** | 15.41 | (0.10) | (5.19) | (5.29) | - | (1.25) | 8.87 | (36.40)% | 285 | 1.99% (1) | (0.95)% (1) | 45% |
| **Year Ended August 31, 2000** | 13.09 | - | 2.58 | 2.58 | (0.08) | (0.18) | 15.41 | 19.71% | 420 | 2.02% (1) | (0.67)% (1) | 45% |
| **January 4, 1999 (3) to August 31, 1999** | 12.29 | (0.02) | 0.82 | 0.80 | - | - | 13.09 | 6.51% | 68 | 2.16% (1,4) | (0.77)% (1,4) | 46% |

(1) During the fiscal years ended August 31, 2001 and August 31, 2000, Orbitex-Saratoga Capital Management, LLC did not waive any of its management fees. During the fiscal years ended August 31, 2003, August 31, 2002 and August 31, 1999, Orbitex-Saratoga Capital Management, LLC waived a portion of its management fees. Additionally, for the periods presented above, the Portfolio benefited from an expense offset arrangement with its custodian bank. If such waivers, assumptions and expense offsets had not been in effect for the respective periods, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been 3.50% and (1.44%) respectively, for the year ended August 31, 2003, 3.01% and (1.53%) respectively, for the year ended August 31, 2002, 2.18% and (0.95%) respectively, for the year ended August 31, 2001, 2.18% and (0.51%) respectively, for the year ended August 31, 2000, and 2.84% and (1.45%) respectively, for the year ended August 31, 1999.
(2) Per share amounts have been calculated using the average shares method, which more appropriately presents the per share data for the period.
(3) Commencement of offering.
(4) Not annualized.

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss) | Net Realized And Unrealized Gain (Loss) on Investments | Total From Investment Operations | Dividends to Shareholders From Net Investment Income | Distributions to Shareholders From Net Realized Gains on Investments | Net Asset Value, End of Period | Total Return* | Net Assets, End of Period (000's) | Ratio of Net Operating Expenses To Average Net Assets | Ratio of Net Investment Income (Loss) To Average Net Assets | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Health & Biotechnology Portfolio (Class B)** | | | | | | | | | | | | |
| **Period Ended August 31, 2003 (3)** | $ 11.29 | $ (0.07) | $ (0.08) | $ (0.15) | $ - | $ - | $ 11.14 | (1.33)% | $ 37,288 | 3.30% (1,2) | (1.75)% (1,2) | 10% |
| **Year Ended April 30, 2003 (3)** | 14.67 | (0.26) | (3.12) | (3.38) | - | - | 11.29 | (23.04)% | 40,997 | 3.14% (1) | (2.25)% (1) | 144% |
| **Year Ended April 30, 2002 (3)** | 16.33 | (0.36) | (1.30) | (1.66) | - | - | 14.67 | (10.17)% | 70,851 | 2.79% (1) | (2.08)% (1) | 172% |
| **Year Ended April 30, 2001** | 17.28 | (0.42) | (0.02) | (0.44) | - | (0.51) | 16.33 | (3.24)% | 89,831 | 2.60% (1) | (2.14)% (1) | 255% |
| **July 15, 1999 (4) to April 30, 2000 (3)** | 10.00 | (0.31) | 7.59 (5) | 7.28 | - | - | 17.28 | 72.80% | 74,925 | 2.60% (1,2) | (1.94)% (1,2) | 144% |

(1) During the period ended August 31, 2003, the three years ended April 30, 2003, April 30, 2002 and April 30, 2001 and the period ended April 30, 2000, Orbitex-Saratoga Capital Management, LLC waived a portion of its management fees. If such waivers had not been in effect for the respective periods, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been 3.35% and (1.80)%, respectively, for the period ended August 31, 2003, 3.25% and (2.36)%, respectively, for the year ended April 30, 2003, 2.91% and (2.20)%, respectively, for the year ended April 30, 2002, 2.81% and (2.35)%, respectively, for the year ended April 30, 2001 and 3.37% and (2.71)%, respectively, for the ended April 30, 2000.
(2) Annualized for periods less than one year.
(3) Per share amounts have been calculated using the average shares method, which more appropriately presents the per share data for the period.
(4) Commencement of offering.
(5) Per share amounts are not in accord with the aggregate net loss on investments for the period due to the timing of sales and redemptions for Fund shares in relation to fluctuating market values of the Fund's investment.

* Assumes reinvestment of all dividends and distributions and does not assume the effects of any sales charges. Aggregate (not annualized) total return is shown for any period shorter than one year. Total return does not reflect the deduction of taxes that a shareholder would pay on distributions or on the redemption of shares.

## Technology & Communications Portfolio (Class B)

| | INCOME FROM INVESTMENT OPERATIONS | | | DIVIDENDS AND DISTRIBUTIONS | | | | | | RATIOS | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| Net Asset Value, Beginning of Period | Net Investment Income (Loss) | Net Realized And Unrealized Gain (Loss) on Investments | Total From Investment Operations | Dividends to Shareholders From Net Investment Income | Distributions to Shareholders From Net Realized Gains on Investments | Net Asset Value, End of Period | Total Return* | Net Assets, End of Period (000's) | Ratio of Net Operating Expenses To Average Net Assets | Ratio of Net Investment Income (Loss) To Average Net Assets | | Portfolio Turnover Rate |
| **Period Ended August 31, 2003 (3)** $ 5.17 | $ (0.06) | $ 1.30 | $ 1.24 | $ - | $ - | $ 6.41 | 23.98% | $ 17,434 | 3.30% (1,2) | (3.17)% (1,2) | | 21% |
| **Year Ended April 30, 2003 (3)** 7.29 | (0.15) | (1.97) | (2.12) | - | - | 5.17 | (29.08)% | 14,821 | 3.16% (1) | (2.75)% (1) | | 263% |
| **Year Ended April 30, 2002 (3)** 15.81 | (0.26) | (8.26) | (8.52) | - | - | 7.29 | (53.89)% | 24,500 | 2.88% (1) | (2.53)% (1) | | 671% |
| **Year Ended April 30, 2001** 58.35 | (0.63) | (26.00) | (26.63) | - | (15.91) | 15.81 | (58.17)% | 66,333 | 2.60% (1) | (2.13)% (1) | | 1045% |
| **Year Ended April 30, 2000 (3)** 30.48 | (1.10) | 32.43 | 31.33 | - | (3.46) | 58.35 | 105.25% | 185,508 | 2.60% (1) | (2.15)% (1) | | 222% |
| **September 16, 1998 (4) to April 30, 1999** 18.23 | (0.08) | 12.51 | 12.43 | - | (0.18) | 30.48 | 68.67% | 18,904 | 2.41% (1,2) | (1.40)% (1,2) | | 360% |

(1) During the period ended August 31, 2003, the four years ended April 30, 2003, April 30, 2002, April 30, 2001 and April 30, 2000 and the period ended April 30, 1999, Orbitex-Saratoga Capital Management, LLC waived a portion of its management fees. If such waivers had not been in effect for the respective periods, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been 3.66% and (3.53)%, respectively, for the period ended August 31, 2003, 4.19% and (3.78)%, respectively, for the year ended April 30, 2003, 3.41% and (3.06)%, respectively, for the year ended April 30, 2002, 2.75% and (2.29)%, respectively, for the year ended April 30, 2001, 2.80% and (2.35)%, repectively, for the year ended April 30, 2000 and 4.41% and (3.40)%, respectively, for the period ended April 30, 1999.

(2) Annualized for periods less than one year.

(3) Per share amounts have been calculated using the average shares method, which more appropriately presents the per share data for the period.

(4) Commencement of offering.

## Energy & Basic Materials Portfolio (Class B)

| | INCOME FROM INVESTMENT OPERATIONS | | | DIVIDENDS AND DISTRIBUTIONS | | | | | | RATIOS | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| Net Asset Value, Beginning of Period | Net Investment Income (Loss) | Net Realized And Unrealized Gain (Loss) on Investments | Total From Investment Operations | Dividends to Shareholders From Net Investment Income | Distributions to Shareholders From Net Realized Gains on Investments | Net Asset Value, End of Period | Total Return* | Net Assets, End of Period (000's) | Ratio of Net Operating Expenses To Average Net Assets | Ratio of Net Investment Income (Loss) To Average Net Assets | | Portfolio Turnover Rate |
| **Period Ended August 31, 2003 (3)** $ 12.63 | $ (0.04) | $ 1.56 | $ 1.52 | $ - | $ - | $ 14.15 | 12.03% | $ 2,918 | 3.30% (1,2) | (0.88)% (1,2) | | 22% |
| **Year Ended April 30, 2003 (3)** 16.73 | (0.25) | (3.85) | (4.10) | - | - | 12.63 | (24.51)% | 2,868 | 3.14% (1) | (1.78)% (1) | | 705% |
| **Year Ended April 30, 2002 (3)** 20.26 | (0.31) | (1.68) | (1.99) | - | (1.54) | 16.73 | (7.91)% | 4,977 | 2.90% (1) | (2.01)% (1) | | 835% |
| **Year Ended April 30, 2001** 18.58 | (0.18) | 3.11 | 2.93 | - | (1.25) | 20.26 | 18.15% | 6,317 | 2.60% (1) | (1.50)% (1) | | 476% |
| **Year Ended April 30, 2000 (3)** 14.98 | (0.18) | 3.78 | 3.60 | - | - | 18.58 | 24.03% | 2,377 | 2.60% (1) | (1.12)% (1) | | 735% |
| **September 21, 1998 (4) to April 30, 1999 (3)** 12.22 | (0.05) | 3.21 (5) | 3.16 | (0.40) | (0.00) (6) | 14.98 | 26.92% | 408 | 2.40% (1,2) | (0.66)% (1,2) | | 921% |

(1) During the period ended August 31, 2003, the four years ended April 30, 2003, April 30, 2002, April 30, 2001 and April 30, 2000 and the period ended April 30, 1999, Orbitex-Saratoga Capital Management, LLC waived a portion of its management fees. If such waivers had not been in effect for the respective periods, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been 4.97% and (2.55)%, respectively, for the period ended August 31, 2003, 5.00% and (3.64)%, respectively, for the year ended April 30, 2003, 4.53% and (3.64)%, respectively, for the year ended April 30, 2002, 4.32% and (3.22)%, respectively, for the year ended April 30, 2001, 4.67% and (3.19)%, respectively, for the year ended April 30, 2000 and 8.49% and (6.75)%, respectively, for the period ended April 30, 1999.

(2) Annualized for periods less than one year.

(3) Per share amounts have been calculated using the average shares method, which more appropriately presents the per share data for the period.

(4) Commencement of offering.

(5) Net investment income per share and the net investment income ratio would have been lower without a certain investment strategy followed by the Advisor.

(6) Amount represents less than $0.01 per share.

* Assumes reinvestment of all dividends and distributions and does not assume the effects of any sales charges. Aggregate (not annualized) total return is shown for any period shorter than one year. Total return does not reflect the deduction of taxes that a shareholder would pay on distributions or on the redemption of shares.

| | INCOME FROM INVESTMENT OPERATIONS | | | | DIVIDENDS AND DISTRIBUTIONS | | | | | RATIOS | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Net Asset Value, Beginning of Period | Net Investment Income (Loss) | Net Realized And Unrealized Gain (Loss) on Investments | Total From Investment Operations | Dividends to Shareholders From Net Investment Income | Distributions to Shareholders From Net Realized Gains on Investments | Net Asset Value, End of Period | Total Return* | Net Assets, End of Period (000's) | Ratio of Net Operating Expenses To Average Net Assets | Ratio of Net Investment Income (Loss) To Average Net Assets | Portfolio Turnover Rate |
| **Financial Services Portfolio (Class B)** | | | | | | | | | | | | |
| Period Ended August 31, 2003 (3) | $ 9.82 | $ (0.06) | $ 1.07 | $ 1.01 | $ - | $ - | $ 10.83 | 10.29% | $ 2,231 | 3.30% (1,2) | (1.82)% (1,2) | 32% |
| Year Ended April 30, 2003 (3) | 11.30 | (0.13) | (1.35) | (1.48) | - | - | 9.82 | (13.10)% | 2,130 | 3.15% (1) | (1.33)% (1) | 67% |
| Year Ended April 30, 2002 (3) | 10.88 | (0.15) | 0.57 | 0.42 | - | - | 11.30 | 3.86% | 2,895 | 2.94% (1) | (1.39)% (1) | 55% |
| August 1, 2000 (4) to April 30, 2001 | 10.00 | (0.04) | 0.97 | 0.93 | - | (0.05) | 10.88 | 9.31% | 4,419 | 2.60% (1,2) | (0.73)% (1,2) | 21% |

(1) During the period ended August 31, 2003, Orbitex-Saratoga Capital Management, LLC did not waive any of its management fees. During the two years ended April 30, 2003 and April 30, 2002 and the period ended April 30, 2001, Orbitex-Saratoga Capital Management, LLC waived a portion of its management fees. If such waivers had not been in effect for the respective periods, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been 7.04% and (5.22)%, respectively, for the year ended April 30, 2003, 5.60% and (4.05)%, respectively, for the year ended April 30, 2002 and 5.32% and (3.45)%, respectively, for the period ended April 30, 2001.

(2) Annualized for periods less than one year.
(3) Per share amounts have been calculated using the average shares method, which more appropriately presents the per share data for the period.
(4) Commencement of offering.

**Investment Quality Bond Portfolio (Class B)**

| | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Year Ended August 31, 2003 (2) | $ 10.70 | $ 0.20 | $ 0.06 | $ 0.26 | $ (0.20) | $ (0.24) | $ 10.52 | 2.49% | $ 262 | 2.40% (1) | 1.88% (1) | 66% |
| Year Ended August 31, 2002 | 10.42 | 0.53 | 0.18 | 0.71 | (0.41) | (0.02) | 10.70 | 7.04% | 453 | 2.23% (1) | 3.87% (1) | 46% |
| Year Ended August 31, 2001 | 9.89 | 0.42 | 0.53 | 0.95 | (0.42) | - | 10.42 | 9.80% | 339 | 1.91% (1) | 4.06% (1) | 52% |
| Year Ended August 31, 2000 | 9.88 | 0.46 | 0.01 | 0.47 | (0.46) | - | 9.89 | 4.88% | 125 | 1.92% (1) | 4.68% (1) | 52% |
| January 4, 1999 (3) to August 31, 1999 | 10.29 | 0.28 | (0.41) | (0.13) | (0.28) | - | 9.88 | (1.32)% | 64 | 1.07% (1,4) | 2.23% (1,4) | 62% |

(1) During the fiscal year ended August 31, 2001 and August 31, 2000 Orbitex-Saratoga Capital Management, LLC did not waive any of its management fees. During the fiscal years ended August 31, 2003, August 31, 2002 and August 31, 1999, Orbitex-Saratoga Capital Management, LLC waived a portion of its management fees. Additionally, for the periods presented above, the Portfolio benefited from an expense offset arrangement with its custodian bank. If such waivers, assumptions and expense offsets had not been in effect for the respective periods, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been 2.70% and 1.58% respectively, for the year ended August 31, 2003, 2.44% and 3.66% respectively, for the year ended August 31, 2002, 2.06% and 4.06% respectively, for the year ended August 31, 2001, 1.96% and 4.72% respectively, for the year ended August 31, 2000 and 1.13% and 2.29% respectively, for the year ended August 31, 1999.

(2) Per share amounts have been calculated using the average shares method, which more appropriately presents the per share data for the period.
(3) Commencement of offering.
(4) Not annualized.

* Assumes reinvestment of all dividends and distributions and does not assume the effects of any sales charges. Aggregate (not annualized) total return is shown for any period shorter than one year. Total return does not reflect the deduction of taxes that a shareholder would pay on distributions or on the redemption of shares.

# FINANCIAL HIGHLIGHTS (For a share outstanding throughout each period)

## Municipal Bond Portfolio (Class B)

| | | INCOME FROM INVESTMENT OPERATIONS | | | DIVIDENDS AND DISTRIBUTIONS | | | | | | RATIOS | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Net Asset Value, Beginning of Period | Net Investment Income (Loss) | Net Realized And Unrealized Gain (Loss) on Investments | Total From Investment Operations | Dividends to Shareholders From Net Investment Income | Distributions to Shareholders From Net Realized Gains on Investments | Net Asset Value, End of Period | Total Return* | Net Assets, End of Period (000's) | Ratio of Net Operating Expenses To Average Net Assets | Ratio of Net Investment Income (Loss) To Average Net Assets | Portfolio Turnover Rate |
| Year Ended August 31, 2003 (2) | $ 10.63 | $ 0.24 | $ (0.18) | $ 0.06 | $ (0.24) | $ (0.11) | $ 10.34 | 0.58% | $ 14 | 2.40% (1) | 2.30% (1) | 11% |
| Year Ended August 31, 2002 | 10.66 | 0.26 | 0.04 | 0.30 | (0.31) | (0.02) | 10.63 | 2.89% | 24 | 2.27% (1) | 2.97% (1) | 48% |
| Year Ended August 31, 2001 | 10.10 | 0.32 | 0.56 | 0.88 | (0.32) | - | 10.66 | 8.85% | 39 | 2.19% (1) | 3.02% (1) | 21% |
| Year Ended August 31, 2000 | 10.00 | 0.34 | 0.16 | 0.50 | (0.34) | (0.06) | 10.10 | 5.14% | 16 | 2.19% (1) | 3.38% (1) | 12% |
| January 4, 1999 (3) to August 31, 1999 | 10.66 | 0.25 | (0.66) | (0.41) | (0.25) | - | 10.00 | (3.91)% | 8 | 1.24% (1,4) | 1.76% (1,4) | 23% |

(1) During the fiscal years ended August 31, 2003, August 31, 2002, August 31, 2001, August 31, 2000, and August 31, 1999, Orbitex-Saratoga Capital Management, LLC waived a portion of its management fees. Additionally, for the periods presented above, the Portfolio benefited from an expense offset arrangement with its custodian bank. If such waivers, assumptions and expense offsets had not been in effect for the respective periods, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been 3.07% and 1.63% respectively, for the year ended August 31, 2003, 3.38% and 1.86% respectively, for the year ended August 31, 2002, 2.54% and 3.02% respectively, for the year ended August 31, 2001, 3.11% and 2.78% respectively, for the year ended August 31, 2000 and 1.44% and 1.96% respectively, for the year ended August 31, 1999.
(2) Per share amounts have been calculated using the average shares method, which more appropriately presents the per share data for the period.
(3) Commencement of offering.
(4) Not annualized.

## U.S. Government Money Market Portfolio (Class B)

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss) | Net Realized And Unrealized Gain (Loss) on Investments | Total From Investment Operations | Dividends to Shareholders From Net Investment Income | Distributions to Shareholders From Net Realized Gains on Investments | Net Asset Value, End of Period | Total Return* | Net Assets, End of Period (000's) | Ratio of Net Operating Expenses To Average Net Assets | Ratio of Net Investment Income (Loss) To Average Net Assets | Portfolio Turnover Rate |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| Year Ended August 31, 2003 (2) | $ 1.00 | $ 0.00 ** | - | $ 0.00 ** | $(0.00) ** | $ - | $ 1.00 | 0.04% | $ 195 | 1.27% (1) | 0.08% (1) | N/A |
| Year Ended August 31, 2002 | 1.00 | 0.01 | - | 0.01 | (0.01) | - | 1.00 | 0.73% | 97 | 2.07% (1) | 0.35% (1) | N/A |
| Year Ended August 31, 2001 | 1.00 | 0.04 | - | 0.04 | (0.04) | - | 1.00 | 3.67% | 109 | 1.89% (1) | 3.56% (1) | N/A |
| Year Ended August 31, 2000 | 1.00 | 0.04 | - | 0.04 | (0.04) | - | 1.00 | 4.10% | 115 | 1.87% (1) | 4.06% (1) | N/A |
| January 4, 1999 (3) to August 31, 1999 | 1.00 | 0.02 | - | 0.02 | (0.02) | - | 1.00 | 1.94% | 70 | 1.06% (1,4) | 1.82% (1,4) | N/A |

(1) During the fiscal year ended August 31, 2000, Orbitex-Saratoga Capital Management, LLC did not waive any of its management fees. During the fiscal years ended August 31, 2003, August 31, 2002, August 31, 2001 and August 31, 1999, Orbitex-Saratoga Capital Management, LLC waived a portion of its management fees. During the fiscal year ended August 31, 2003, the Distributor waived a portion of its fees. Additionally, for the periods presented above, the Portfolio benefited from an expense offset arrangement with its custodian bank. If such waivers, assumptions and expense offsets had not been in effect for the respective periods, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been 2.72% and (1.37%) respectively, for the year ended August 31, 2003, 2.38% and 0.04% respectively, for the year ended August 31, 2002, 1.89% and 3.56% respectively, for the year ended August 31, 2001, 1.87% and 4.06% respectively, for the year ended August 31, 2000 and 1.10% and 1.78% respectively, for the year ended August 31, 1999.
(2) Per share amounts have been calculated using the average shares method, which more appropriately presents the per share data for the period.
(3) Commencement of offering.
(4) Not annualized.
** Per share amount represents less than $0.01 per share.

* Assumes reinvestment of all dividends and distributions and does not assume the effects of any sales charges. Aggregate (not annualized) total return is shown for any period shorter than one year. Total return does not reflect the deduction of taxes that a shareholder would pay on distributions or on the redemption of shares.

# FINANCIAL HIGHLIGHTS (For a share outstanding throughout each period)

## Large Capitalization Value Portfolio (Class C)

| | INCOME FROM INVESTMENT OPERATIONS | | | | DIVIDENDS AND DISTRIBUTIONS | | | | | RATIOS | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Net Asset Value, Beginning of Period | Net Investment Income (Loss) | Net Realized And Unrealized Gain (Loss) on Investments | Total From Investment Operations | Dividends to Shareholders From Net Investment Income | Distributions to Shareholders From Net Realized Gains on Investments | Net Asset Value, End of Period | Total Return* | Net Assets, End of Period (000's) | Ratio of Net Operating Expenses To Average Net Assets | Ratio of Net Investment Income (Loss) To Average Net Assets | Portfolio Turnover Rate |
| Year Ended August 31, 2003 (2) | $ 12.63 | $ (0.13) | $ 1.63 | $ 1.50 | $ - | $ - | $ 14.13 | 11.88% | $ 2,605 | 2.96% (1) | (1.05)% (1) | 85% |
| Year Ended August 31, 2002 | 18.90 | 0.03 | (4.69) | (4.66) | - | (1.61) | 12.63 | (26.75)% | 2,740 | 2.41% (1) | (0.72)% (1) | 84% |
| Year Ended August 31, 2001 | 18.27 | (0.08) | 1.28 | 1.20 | (0.11) | (0.46) | 18.90 | 6.62% | 3,532 | 1.86% (1) | (0.30)% (1) | 86% |
| Year Ended August 31, 2000 | 20.52 | 0.05 | (0.33) | (0.28) | (0.17) | (1.80) | 18.27 | (1.39)% | 3,509 | 1.85% (1) | (0.13)% (1) | 90% |
| January 4, 1999 (3) to August 31, 1999 | 20.21 | 0.04 | 0.27 | 0.31 | - | - | 20.52 | 1.53% | 1,138 | 0.61% (1,4) | 0.56% (1,4) | 67% |

(1) During the fiscal years ended August 31, 2003, August 31, 2001 and August 31, 2000, Orbitex-Saratoga Capital Management, LLC. did not waive any of its management fees. During the fiscal years ended August 31, 2002 and August 31, 1999, Orbitex-Saratoga Capital Management, LLC. waived a portion of its management fees. Additionally, for the periods presented above, the Portfolio benefited from an expense offset arrangement with its custodian bank. If such waivers, assumptions and expense offsets had not been in effect for the respective periods, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been 2.96% and (1.05%) respectively, for the year ended August 31, 2003, 2.52% and (0.83%) respectively, for the year ended August 31, 2002, 1.86% and (0.30%) respectively, for the year ended August 31, 2001, 1.85% and (0.13%) respectively, for the year ended August 31, 2000 and 1.41% and 1.36% respectively, for the year ended August 31, 1999.

(2) Per share amounts have been calculated using the average shares method, which more appropriately presents the per share data for the period.

(3) Commencement of offering.

(4) Not annualized.

## Large Capitalization Growth Portfolio (Class C)

| | INCOME FROM INVESTMENT OPERATIONS | | | | DIVIDENDS AND DISTRIBUTIONS | | | | | RATIOS | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Net Asset Value, Beginning of Period | Net Investment Income (Loss) | Net Realized And Unrealized Gain (Loss) on Investments | Total From Investment Operations | Dividends to Shareholders From Net Investment Income | Distributions to Shareholders From Net Realized Gains on Investments | Net Asset Value, End of Period | Total Return* | Net Assets, End of Period (000's) | Ratio of Net Operating Expenses To Average Net Assets | Ratio of Net Investment Income (Loss) To Average Net Assets | Portfolio Turnover Rate |
| Year Ended August 31, 2003 (2) | $ 10.98 | $ (0.22) | $ 1.43 | $ 1.21 | $ - | $ - | $ 12.19 | 11.02% | $ 1,934 | 3.00% (1) | (2.07)% (1) | 60% |
| Year Ended August 31, 2002 | 14.74 | (0.10) | (3.62) | (3.72) | - | (0.04) | 10.98 | (25.30)% | 2,051 | 2.40% (1) | (1.56)% (1) | 32% |
| Year Ended August 31, 2001 | 33.05 | (0.21) | (14.92) | (15.13) | - | (3.18) | 14.74 | (48.78)% | 3,506 | 1.85% (1) | (1.17)% (1) | 36% |
| Year Ended August 31, 2000 | 26.78 | (0.26) | 8.19 | 7.93 | - | (1.66) | 33.05 | 30.30% | 7,017 | 1.59% (1) | (1.06)% (1) | 33% |
| January 4, 1999 (3) to August 31, 1999 | 24.74 | (0.10) | 2.14 | 2.04 | - | - | 26.78 | 8.25% | 2,209 | 1.22% (1,4) | (0.82)% (1,4) | 39% |

(1) During the fiscal years ended August 31, 2003 and August 31, 2001, Orbitex-Saratoga Capital Management, LLC did not waive any of its management fees. During the fiscal years ended August 31, 2002, August 31, 2000, and August 31, 1999, Orbitex-Saratoga Capital Management, LLC waived a portion of its management fees. Additionally, for the periods presented above, the Portfolio benefited from an expense offset arrangement with its custodian bank. If such waivers, assumptions and expense offsets had not been in effect for the respective periods, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been 3.01% and (2.08%) respectively, for the year ended August 31, 2003, 2.52% and (1.68%) respectively, for the year ended August 31, 2002, 1.90% and (1.17%) respectively, for the year ended August 31, 2001, 1.63% and (1.02%) respectively, for the year ended August 31, 2000 and 1.34% and (0.94%) respectively, for the year ended August 31, 1999.

(2) Per share amounts have been calculated using the average shares method, which more appropriately presents the per share data for the period.

(3) Commencement of offering.

(4) Not annualized.

* Assumes reinvestment of all dividends and distributions and does not assume the effects of any sales charges. Aggregate (not annualized) total return is shown for any period shorter than one year. Total return does not reflect the deduction of taxes that a shareholder would pay on distributions or on the redemption of shares.

# FINANCIAL HIGHLIGHTS (For a share outstanding throughout each period)

| | INCOME FROM INVESTMENT OPERATIONS | | | | DIVIDENDS AND DISTRIBUTIONS | | | | | RATIOS | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Net Asset Value, Beginning of Period | Net Investment Income (Loss) | Net Realized And Unrealized Gain (Loss) on Investments | Total From Investment Operations | Dividends to Shareholders From Net Investment Income | Distributions to Shareholders From Net Realized Gains on Investments | Net Asset Value, End of Period | Total Return* | Net Assets, End of Period (000's) | Ratio of Net Operating Expenses To Average Net Assets | Ratio of Net Investment Income (Loss) To Average Net Assets | Portfolio Turnover Rate |

## Mid Cap Portfolio (Class C)

| | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Period Ended August 31, 2003 (3) | $ 8.57 | $ (0.05) | $ 1.77 | $ 1.72 | $ - | $ - | $ 10.29 | 20.07% | $ 725 | 2.89% (1,2) | (1.63)% (1,2) | 19% |
| July 1, 2002 (4) to April 30, 2003 (3) | 10.00 | (0.11) | (1.32) | (1.43) | - | - | 8.57 | (14.30)% | 583 | 3.08% (1,2) | (1.60)% (1,2) | 71% |

(1) During the period ended August 31, 2003, Orbitex-Saratoga Capital Management, LLC did not waive any of its management fees. During the period ended April 30, 2003, Orbitex-Saratoga Capital Management, LLC waived a portion of its management fees. If such waiver had not been in effect for the respective period, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been 3.10% and (1.61)%, respectively, for the period ended April 30, 2003.
(2) Annualized for periods less than one year.
(3) Per share amounts have been calculated using the average shares method, which more appropriately presents the per share data for the period.
(4) Commencement of offering.

## Small Capitalization Portfolio (Class C)

| | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Year Ended August 31, 2003 (2) | $ 9.89 | $ (0.15) | $ 1.84 | $ 1.69 | $ - | $ (0.82) | $ 10.76 | 18.74% | $ 914 | 2.96% (1) | (1.62)% (1) | 20% |
| Year Ended August 31, 2002 | 11.77 | (0.04) | (0.66) | (0.70) | - | (1.18) | 9.89 | (6.40)% | 1,214 | 2.42% (1) | (1.25)% (1) | 17% |
| Year Ended August 31, 2001 | 12.73 | (0.13) | 0.32 | 0.19 | - | (1.15) | 11.77 | 2.61% | 1,312 | 2.08% (1) | (0.96)% (1) | 96% |
| Year Ended August 31, 2000 | 10.06 | (0.07) | 2.86 | 2.79 | - | (0.12) | 12.73 | 28.22% | 1,693 | 1.72% (1) | (0.79)% (1) | 59% |
| January 4, 1999 (3) to August 31, 1999 | 9.33 | (0.02) | 0.75 | 0.73 | - | - | 10.06 | 7.82% | 243 | 1.46% (1,4) | (1.09)% (1,4) | 32% |

(1) During the fiscal years ended August 31, 2003 and August 31, 2001, Orbitex-Saratoga Capital Management, LLC did not waive any of its management fees. During the fiscal years ended August 31, 2002, August 31, 2000, and August 31, 1999, Orbitex-Saratoga Capital Management, LLC waived a portion of its management fees. Additionally, for the periods presented above, the Portfolio benefited from an expense offset arrangement with its custodian bank. If such waivers, assumptions and expense offsets had not been in effect for the respective periods, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been 2.96% and (1.62%) respectively, for the year ended August 31, 2003, 2.60% and (1.43%) respectively, for the year ended August 31, 2002, 2.09% and (0.96%) respectively, for the year ended August 31, 2001, 1.74% and (0.76%) respectively, for the year ended August 31, 2000 and 1.56% and (1.19%) respectively, for the year ended August 31, 1999.
(2) Per share amounts have been calculated using the average shares method, which more appropriately presents the per share data for the period.
(3) Commencement of offering.
(4) Not annualized.

* Assumes reinvestment of all dividends and distributions and does not assume the effects of any sales charges. Aggregate (not annualized) total return is shown for any period shorter than one year. Total return does not reflect the deduction of taxes that a shareholder would pay on distributions or on the redemption of shares.

## International Equity Portfolio (Class C)

| | Net Asset Value, Beginning of Period | INCOME FROM INVESTMENT OPERATIONS | | | DIVIDENDS AND DISTRIBUTIONS | | Net Asset Value, End of Period | Total Return* | Net Assets, End of Period (000's) | RATIOS | | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Net Investment Income (Loss) | Net Realized And Unrealized Gain (Loss) on Investments | Total From Investment Operations | Dividends to Shareholders From Net Investment Income | Distributions to Shareholders From Net Realized Gains on Investments | | | | Ratio of Net Operating Expenses To Average Net Assets | Ratio of Net Investment Income (Loss) To Average Net Assets | |
| Year Ended August 31, 2003 (2) | $ 6.85 | $ (0.07) | $ 0.15 | $ 0.08 | $ - | $ - | $ 6.93 | 1.17% | $ 1,117 | 3.30% (1) | (1.24)% (1) | 385% |
| Year Ended August 31, 2002 | 8.86 | (0.01) | (2.00) | (2.01) | - | - | 6.85 | (22.69)% | 516 | 2.52% (1) | (1.01)% (1) | 24% |
| Year Ended August 31, 2001 | 15.40 | (0.11) | (5.18) | (5.29) | - | (1.25) | 8.86 | (36.42)% | 905 | 1.99% (1) | (0.97)% (1) | 45% |
| Year Ended August 31, 2000 | 13.10 | - | 2.56 | 2.56 | (0.08) | (0.18) | 15.40 | 19.54% | 1,534 | 1.82% (1) | (0.45)% (1) | 45% |
| January 4, 1999 (3) to August 31, 1999 | 12.29 | 0.02 | 0.79 | 0.81 | - | - | 13.10 | 6.59% | 380 | 1.15% (1,4) | 0.20% (1,4) | 46% |

(1) During the fiscal years ended August 31, 2001 and August 31, 2000, Orbitex-Saratoga Capital Management, LLC did not waive any of its management fees. During the fiscal years ended August 31, 2003, August 31, 2002 and August 31, 1999, Orbitex-Saratoga Capital Management, LLC waived a portion of its management fees. Additionally, for the periods presented above, the Portfolio benefited from an expense offset arrangement with its custodian bank. If such waivers, assumptions and expense offsets had not been in effect for the respective periods, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been 3.50% and (1.44%) respectively, for the year ended August 31, 2003, 3.03% and (1.52%) respectively, for the year ended August 31, 2002, 2.18% and (0.97%) respectively, for the year ended August 31, 2001, 1.98% and (0.29%) respectively, for the year ended August 31, 2000 and 1.29% and 0.34% respectively, for the year ended August 31, 1999.
(2) Per share amounts have been calculated using the average shares method, which more appropriately presents the per share data for the period.
(3) Commencement of offering.
(4) Not annualized.

## Health & Biotechnology Portfolio (Class C)

| | Net Asset Value, Beginning of Period | INCOME FROM INVESTMENT OPERATIONS | | | DIVIDENDS AND DISTRIBUTIONS | | Net Asset Value, End of Period | Total Return* | Net Assets, End of Period (000's) | RATIOS | | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Net Investment Income (Loss) | Net Realized And Unrealized Gain (Loss) on Investments | Total From Investment Operations | Dividends to Shareholders From Net Investment Income | Distributions to Shareholders From Net Realized Gains on Investments | | | | Ratio of Net Operating Expenses To Average Net Assets | Ratio of Net Investment Income (Loss) To Average Net Assets | |
| Period Ended August 31, 2003 (3) | $ 11.30 | $ (0.07) | $ (0.09) | $ (0.16) | $ - | $ - | $ 11.14 | (1.42)% | $ 13,727 | 3.30% (1,2) | (1.75)% (1,2) | 10% |
| Year Ended April 30, 2003 (3) | 14.68 | (0.26) | (3.12) | (3.38) | - | - | 11.30 | (23.02)% | 15,342 | 3.14% (1) | (2.25)% (1) | 144% |
| Year Ended April 30, 2002 (3) | 16.33 | (0.36) | (1.29) | (1.65) | - | - | 14.68 | (10.10)% | 31,406 | 2.80% (1) | (2.08)% (1) | 172% |
| Year Ended April 30, 2001 | 17.28 | (0.44) | 0.00 (5) | (0.44) | - | (0.51) | 16.33 | (3.07)% | 44,999 | 2.60% (1) | (2.15)% (1) | 255% |
| January 18, 2000 (4) to April 30, 2000 (3) | 16.33 | (0.12) | 1.07 (6) | 0.95 | - | - | 17.28 | 5.82% | 38,393 | 2.60% (1,2) | (1.94)% (1,2) | 144% |

(1) During the period ended August 31, 2003, the three years ended April 30, 2003, April 30, 2002 and April 30, 2001 and the period ended April 30, 2000, Orbitex-Saratoga Capital Management, LLC waived a portion of its management fees. If such waivers had not been in effect for the respective periods, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been 3.35% and (1.80)%, respectively, for the period ended August 31, 2003, 3.25% and (2.36)%, respectively, for the year ended April 30, 2003, 2.91% and (2.19)%, respectively, for the year ended April 30, 2001 and 3.00% and (2.34)%, respectively, for the period ended April 30, 2000.
(2) Annualized for periods less than one year.
(3) Per share amounts have been calculated using the average shares method, which more appropriately presents the per share data for the period.
(4) Commencement of offering.
(5) Amount represents less than $0.01 per share.
(6) Per share amounts are not in accord with the aggregate net loss on investments for the period due to the timing of sales and redemptions for Fund shares in relation to fluctuating market values of the Fund's investment.

* Assumes reinvestment of all dividends and distributions and does not assume the effects of any sales charges. Aggregate (not annualized) total return is shown for any period shorter than one year. Total return does not reflect the deduction of taxes that a shareholder would pay on distributions or on the redemption of shares.

# FINANCIAL HIGHLIGHTS (For a share outstanding throughout each period)

## Technology & Communications Portfolio (Class C)

| | INCOME FROM INVESTMENT OPERATIONS | | | DIVIDENDS AND DISTRIBUTIONS | | | | | | RATIOS | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Net Asset Value, Beginning of Period | Net Investment Income (Loss) | Net Realized And Unrealized Gain (Loss) on Investments | Total From Investment Operations | Dividends to Shareholders From Net Investment Income | Distributions to Shareholders From Net Realized Gains on Investments | Net Asset Value, End of Period | Total Return* | Net Assets, End of Period (000's) | Ratio of Net Operating Expenses To Average Net Assets | Ratio of Net Investment Income (Loss) To Average Net Assets | Portfolio Turnover Rate |
| Period Ended August 31, 2003 (3) | $ 5.20 | $ (0.06) | $ 1.31 | $ 1.25 | $ - | $ - | $ 6.45 | 24.04% | $ 1,873 | 3.30% (1,2) | (3.17)% (1,2) | 21% |
| Year Ended April 30, 2003 (3) | 7.34 | (0.15) | (1.99) | (2.14) | - | - | 5.20 | (29.16)% | 1,602 | 3.16% (1) | (2.75)% (1) | 263% |
| Year Ended April 30, 2002 (3) | 15.87 | (0.26) | (8.27) | (8.53) | - | - | 7.34 | (53.75)% | 3,220 | 2.87% (1) | (2.51)% (1) | 671% |
| Year Ended April 30, 2001 | 58.38 | (0.94) | (25.66) | (26.60) | - | (15.91) | 15.87 | (58.09)% | 10,296 | 2.60% (1) | (2.13)% (1) | 1045% |
| January 14, 2000 (4) to April 30, 2000 (3) | 53.75 | (0.42) | 5.05 | 4.63 | - | - | 58.38 | 8.61% | 24,568 | 2.60% (1,2) | (2.20)% (1,2) | 222% |

(1) During the period ended August 31, 2003, the three years ended April 30, 2003, April 30, 2002 and April 30, 2001 and the period ended April 30, 2000, Orbitex-Saratoga Capital Management, LLC waived a portion of its management fees. If such waivers had not been in effect for the respective periods, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been 3.66% and (3.53)%, respectively, for the period ended August 31, 2003, 4.19% and (3.78)%, respectively, for the year ended April 30, 2003, 3.40% and (3.04)%, respectively, for the year ended April 30, 2002, 2.76% and (2.29)%, respectively, for the year ended April 30, 2001 and 2.93% and (2.53)%, respectively, for the period ended April 30, 2000.
(2) Annualized for periods less than one year.
(3) Per share amounts have been calculated using the average shares method, which more appropriately presents the per share data for the period.
(4) Commencement of offering.

## Energy & Basic Materials Portfolio (Class C)

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss) | Net Realized And Unrealized Gain (Loss) on Investments | Total From Investment Operations | Dividends to Shareholders From Net Investment Income | Distributions to Shareholders From Net Realized Gains on Investments | Net Asset Value, End of Period | Total Return* | Net Assets, End of Period (000's) | Ratio of Net Operating Expenses To Average Net Assets | Ratio of Net Investment Income (Loss) To Average Net Assets | Portfolio Turnover Rate |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| Period Ended August 31, 2003 (3) | $ 12.63 | $ (0.04) | $ 1.56 | $ 1.52 | $ - | $ - | $ 14.15 | 12.03% | $ 20,491 (4) | 3.30% (1,2) | (0.88)% (1,2) | 22% |
| January 6, 2003 (5) to April 30, 2003 (3) | 13.08 | - | (0.45) | (0.45) | - | - | 12.63 | (3.44)% | 13 (4) | 3.30% (2) | (1.46)% (2) | 705% |

(1) During the period ended April 30, 2003, Orbitex-Saratoga Capital Management, LLC did not waive any management fees. During the period ended August 31, 2003, Orbitex-Saratoga Capital Management, LLC waived a portion of its management fees. If such waiver had not been in effect for the respective period, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been 4.97% and (2.55)%, respectively, for the period ended August 31, 2003.
(2) Annualized for periods less than one year.
(3) Per share amounts have been calculated using the average shares method, which more appropriately presents the per share data for the period.
(4) Actual value, not truncated by 000s.
(5) Commencement of offering.

* Assumes reinvestment of all dividends and distributions and does not assume the effects of any sales charges. Aggregate (not annualized) total return is shown for any period shorter than one year. Total return does not reflect the deduction of taxes that a shareholder would pay on distributions or on the redemption of shares.

# FINANCIAL HIGHLIGHTS (For a share outstanding throughout each period)

## Financial Services Portfolio (Class C)

| | INCOME FROM INVESTMENT OPERATIONS | | | | DIVIDENDS AND DISTRIBUTIONS | | | | | RATIOS | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Net Asset Value, Beginning of Period | Net Investment Income (Loss) | Net Realized And Unrealized Gain (Loss) on Investments | Total From Investment Operations | Dividends to Shareholders From Net Investment Income | Distributions to Shareholders From Net Realized Gains on Investments | Net Asset Value, End of Period | Total Return* | Net Assets, End of Period (000's) | Ratio of Net Operating Expenses To Average Net Assets | Ratio of Net Investment Income (Loss) To Average Net Assets | Portfolio Turnover Rate |
| Period Ended August 31, 2003 (3) | $ 9.82 | $ (0.06) | $ 1.07 | $ 1.01 | $ - | $ - | $ 10.83 | 10.29% | $ 295 | 3.30% (1,2) | (1.82)% (1,2) | 32% |
| Year Ended April 30, 2003 (3) | 11.29 | (0.13) | (1.34) | (1.47) | - | - | 9.82 | (13.02)% | 263 | 3.15% (1) | (1.33)% (1) | 67% |
| Year Ended April 30, 2002 (3) | 10.89 | (0.17) | 0.57 | 0.40 | - | - | 11.29 | 3.67% | 487 | 3.08% (1) | (1.54)% (1) | 55% |
| August 1, 2000 (4) to April 30, 2001 | 10.00 | (0.03) | 0.97 | 0.94 | - | (0.05) | 10.89 | 9.41% | 609 | 2.60% (1,2) | (0.72)% (1,2) | 21% |

(1) During the period ended August 31, 2003, Orbitex-Saratoga Capital Management, LLC did not waive any of its management fees. During the two years ended April 30, 2003 and April 30, 2002 and the period ended April 30, 2001, Orbitex-Saratoga Capital Management, LLC waived a portion of its management fees. If such waiver had not been in effect for the respective periods, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been 7.04% and (5.22)%, respectively, for the year ended April 30, 2003, 5.75% and (4.21)%, respectively, for the year ended April 30, 2002 and 5.17% and (3.29)%, respectively, for the period ended April 30, 2001.

(2) Annualized for periods less than one year.
(3) Per share amounts have been calculated using the average shares method, which more appropriately presents the per share data for the period.
(4) Commencement of offering.

## Investment Quality Bond Portfolio (Class C)

| | INCOME FROM INVESTMENT OPERATIONS | | | | DIVIDENDS AND DISTRIBUTIONS | | | | | RATIOS | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Net Asset Value, Beginning of Period | Net Investment Income (Loss) | Net Realized And Unrealized Gain (Loss) on Investments | Total From Investment Operations | Dividends to Shareholders From Net Investment Income | Distributions to Shareholders From Net Realized Gains on Investments | Net Asset Value, End of Period | Total Return* | Net Assets, End of Period (000's) | Ratio of Net Operating Expenses To Average Net Assets | Ratio of Net Investment Income (Loss) To Average Net Assets | Portfolio Turnover Rate |
| Year Ended August 31, 2003 (2) | $ 10.71 | $ 0.20 | $ 0.06 | $ 0.26 | $ (0.20) | $ (0.24) | $ 10.53 | 2.49% | $ 1,699 | 2.40% (1) | 1.88% (1) | 66% |
| Year Ended August 31, 2002 | 10.44 | 0.56 | 0.14 | 0.70 | (0.41) | (0.02) | 10.71 | 6.93% | 2,403 | 2.23% (1) | 3.84% (1) | 46% |
| Year Ended August 31, 2001 | 9.90 | 0.42 | 0.54 | 0.96 | (0.42) | - | 10.44 | 9.80% | 2,006 | 1.90% (1) | 4.13% (1) | 52% |
| Year Ended August 31, 2000 | 9.89 | 0.46 | 0.01 | 0.47 | (0.46) | - | 9.90 | 4.88% | 1,361 | 1.92% (1) | 4.69% (1) | 52% |
| January 4, 1999 (3) to August 31, 1999 | 10.29 | 0.28 | (0.40) | (0.12) | (0.28) | - | 9.89 | (1.21)% | 284 | 1.26% (1,4) | 2.69% (1,4) | 62% |

(1) During the fiscal year ended August 31, 2001 and August 31, 2000, Orbitex-Saratoga Capital Management, LLC did not waive any of its management fees. During the fiscal years ended August 31, 2003, August 31, 2002 and August 31, 1999, Orbitex-Saratoga Capital Management, LLC waived a portion of its management fees. Additionally, for the periods presented above, the Portfolio benefited from an expense offset arrangement with its custodian bank. If such waivers, assumptions and expense offsets had not been in effect for the respective periods, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been 2.70% and 1.58% respectively, for the year ended August 31, 2003, 2.43% and 3.64% respectively, for the year ended August 31, 2002, 2.05% and 4.13% respectively, for the year ended August 31, 2001, 1.97% and 4.74% respectively, for the year ended August 31, 2000 and 1.30% and 2.73% respectively, for the year ended August 31, 1999.

(2) Per share amounts have been calculated using the average shares method, which more appropriately presents the per share data for the period.
(3) Commencement of offering.
(4) Not annualized.

* Assumes reinvestment of all dividends and distributions and does not assume the effects of any sales charges. Aggregate (not annualized) total return is shown for any period shorter than one year. Total return does not reflect the deduction of taxes that a shareholder would pay on distributions or on the redemption of shares.

# FINANCIAL HIGHLIGHTS (For a share outstanding throughout each period)

| | INCOME FROM INVESTMENT OPERATIONS | | | | DIVIDENDS AND DISTRIBUTIONS | | | | | RATIOS | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Net Asset Value, Beginning of Period | Net Investment Income (Loss) | Net Realized And Unrealized Gain (Loss) on Investments | Total From Investment Operations | Dividends to Shareholders From Net Investment Income | Distributions to Shareholders From Net Realized Gains on Investments | Net Asset Value, End of Period | Total Return* | Net Assets, End of Period (000's) | Ratio of Net Operating Expenses To Average Net Assets | Ratio of Net Investment Income (Loss) To Average Net Assets | Portfolio Turnover Rate |

## Municipal Bond Portfolio (Class C)

| | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Year Ended August 31, 2003 (2) | $ 10.66 | $ 0.24 | $ (0.22) | $ 0.02 | $ (0.24) | $ (0.11) | $ 10.33 | 0.21% | $ 432 | 2.40% (1) | 2.30% (1) | 11% |
| Year Ended August 31, 2002 | 10.67 | 0.47 | (0.16) | 0.31 | (0.30) | (0.02) | 10.66 | 3.02% | 794 | 2.35% (1) | 2.77% (1) | 48% |
| Year Ended August 31, 2001 | 10.09 | 0.30 | 0.59 | 0.89 | (0.31) | - | 10.67 | 8.97% | 605 | 2.20% (1) | 2.90% (1) | 21% |
| Year Ended August 31, 2000 | 10.00 | 0.35 | 0.13 | 0.48 | (0.33) | (0.06) | 10.09 | 4.97% | 114 | 2.20% (1) | 3.40% (1) | 12% |
| January 4, 1999 (3) to August 31, 1999 | 10.66 | 0.25 | (0.68) | (0.43) | (0.23) | - | 10.00 | (4.12%) | 38 | 0.68% (1,4) | 2.64% (1,4) | 23% |

(1) During the fiscal years ended August 31, 2003, August 31, 2002, August 31, 2001, August 31, 2000, and August 31, 1999, Orbitex-Saratoga Capital Management, LLC waived a portion of its management fees. Additionally, for the periods presented above, the Portfolio benefited from an expense offset arrangement with its custodian bank. If such waivers, assumptions and expense offsets had not been in effect for the respective periods, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been 3.07% and 1.63% respectively, for the year ended August 31, 2003, 3.31% and 1.81% respectively, for the year ended August 31, 2002, 2.52% and 2.90% respectively, for the year ended August 31, 2001, 2.84% and 2.76% respectively, for the year ended August 31, 2000 and 1.82% and 3.78% respectively, for the year ended August 31, 1999.
(2) Per share amounts have been calculated using the average shares method, which more appropriately presents the per share data for the period.
(3) Commencement of offering.
(4) Not annualized.

## U.S. Government Money Market Portfolio (Class C)

| | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Year Ended August 31, 2003 (2) | $ 1.00 | $ 0.00 ** | - | $ 0.00 ** | $ (0.00) ** | - | $ 1.00 | 0.03% | $ 2,358 | 1.28% (1) | 0.07% (1) | N/A |
| Year Ended August 31, 2002 | 1.00 | 0.01 | - | 0.01 | (0.01) | - | 1.00 | 0.72% | 1,342 | 2.01% (1) | 0.73% (1) | N/A |
| Year Ended August 31, 2001 | 1.00 | 0.04 | - | 0.04 | (0.04) | - | 1.00 | 3.68% | 4,165 | 1.89% (1) | 3.42% (1) | N/A |
| Year Ended August 31, 2000 | 1.00 | 0.04 | - | 0.04 | (0.04) | - | 1.00 | 4.10% | 805 | 1.87% (1) | 4.11% (1) | N/A |
| January 4, 1999 (3) to August 31, 1999 | 1.00 | 0.02 | - | 0.02 | (0.02) | - | 1.00 | 1.99% | 295 | 1.22% (1,4) | 2.03% (1,4) | N/A |

(1) During the fiscal year ended August 31, 2000, Orbitex-Saratoga Capital Management, LLC did not waive any of its management fees. During the fiscal years ended August 31, 2003, August 31, 2002, August 31, 2001 and August 31, 1999, Orbitex-Saratoga Capital Management, LLC waived a portion of its management fees. During the fiscal year ended August 31, 2003, the Distributor waived a portion of its fees. Additionally, for the periods presented above, the Portfolio benefited from an expense offset arrangement with its custodian bank. If such waivers, assumptions and expense offsets had not been in effect for the respective periods, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been 2.72% and (1.37%) respectively, for the year ended August 31, 2003, 2.26% and 0.48% respectively, for the year ended August 31, 2002, 1.90% and 3.42% respectively, for the year ended August 31, 2001, 1.87% and 4.11% respectively, for the year ended August 31, 2000 and 1.26% and 2.07% respectively, for the year ended August 31, 1999.
(2) Per share amounts have been calculated using the average shares method, which more appropriately presents the per share data for the period.
(3) Commencement of offering.
(4) Not annualized.
** Per share amount represents less than $0.01 per share.

* Assumes reinvestment of all dividends and distributions and does not assume the effects of any sales charges. Aggregate (not annualized) total return is shown for any period shorter than one year. Total return does not reflect the deduction of taxes that a shareholder would pay on distributions or on the redemption of shares.

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders and Board of Trustees
The Saratoga Advantage Trust

We have audited the accompanying statement of assets and liabilities of Large Capitalization Value Portfolio, Large Capitalization Growth Portfolio, Mid Cap Portfolio, Small Capitalization Portfolio, International Equity Portfolio, Health & Biotechnology Portfolio, Technology & Communications Portfolio, Energy & Basic Materials Portfolio, Financial Services Portfolio, Investment Quality Bond Portfolio, Municipal Bond Portfolio and U.S. Government Money Market Portfolio (each a series of The Saratoga Advantage Trust), including the schedules of investments, as of August 31, 2003, and the related statements of operations for the year or period indicated thereon and the statements of changes in net assets and the financial highlights for the year or period ended August 31, 2003 and the year ended April 30, 2003. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The statements of changes in net assets for the years ended August 31, 2002 and April 30, 2002 and the financial highlights for each of the years or periods in the four-year period then ended have been audited by other auditors, whose reports dated October 9, 2002 and June 26, 2002 expressed an unqualified opinion on such financial statements and financial highlights.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of August 31, 2003 by correspondence with the custodian and brokers. Where brokers have not replied to our confirmation requests, we carried out other appropriate auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the twelve portfolios of The Saratoga Advantage Trust as of August 31, 2003, the results of their operations, the changes in their net assets and their financial highlights for the year or periods indicated above, in conformity with accounting principles generally accepted in the United States of America.

**Tait, Weller & Baker**

Philadelphia, Pennsylvania
October 7, 2003

# SARATOGA ADVANTAGE TRUST

## Supplemental Information (unaudited)

### Board of Trustees & Officers

The Trust is governed by a Board of Trustees, which oversees the Portfolios' operations. Officers are appointed by the Trustees and serve at the pleasure of the Board.  The table below shows, for each Trustee and Officer, his or her name, address, and age, the position held with the Trust, the length of time served as Trustee and Officer of the Trust, the Trustee's or Officer's principal occupations during the last five years, the number of portfolios in the Saratoga Family of Funds overseen by the Trustee or Officer, and other directorships held by the Trustee or Officer.

The Trust's Statement of Additional Information contains additional information about the Trustees and Officers and is available without charge, upon request, by calling 1-800-807-FUND (3863).

### Interested Trustees

| Name, Age and Address | Position(s) Held with Trust | Term / Length of Time Served | Principal Occupation(s) During Past 5 Years | Number of Portfolios in Fund Complex Overseen by Trustee | Other Directorships Held by Trustee |
|---|---|---|---|---|---|
| Bruce E. Ventimiglia, 48 1101 Stewart Avenue, Suite 207 Garden City, NY 11530 | President, CEO, and Chairman of the Board of Trustees * | Since 1994 | Chairman, President and Chief Executive Officer of Orbitex-Saratoga Capital Management, LLC | 12 Portfolios | None |
| Richard E. Stierwalt, 48 Metro Center, 1 Station Place, Stamford, CT 06902 | Trustee | Since 2003 | President, Chief Executive Officer and Director, Orbitex Financial Services Group, Inc. (1998-2003); Trustee, Orbitex Life Sciences & Biotechnology Fund, Inc. (2000-2003); Trustee, Orbitex Group of Funds (1998-2003) | 12 Portfolios | None |

### Independent Trustees

| Name, Age and Address | Position(s) Held with Trust | Term / Length of Time Served | Principal Occupation(s) During Past 5 Years | Number of Portfolios in Fund Complex Overseen by Trustee | Other Directorships Held by Trustee |
|---|---|---|---|---|---|
| Patrick H. McCollough, 61 101 S. Washington Square, 9th Floor Lansing, MI 48933 | Trustee | Since 1994 | Partner with the law firm of Kelly Cawthorne | 12 Portfolios | None |
| Udo Koopmann, 62 11500 Governor's Drive Chapel Hill, NC 27514 | Trustee | Since 1997 | Retired | 12 Portfolios | None |

| | | | | | |
|---|---|---|---|---|---|
| Floyd E. Seal, 54<br>7565 Industrial Court<br>Alpharetta, GA 30004 | Trustee | Since 1997 | Chief Executive Officer and 50% owner of TARAHILL, INC., d.b.a. Pet Goods Manufacturing & Imports, Alpharetta, GA; Partner of S&W Management, Gwinnet, GA | 12 Portfolios | None |
| William B. Blundin, 66<br>138 East 65th Street<br>New York, NY 10021 | Trustee | Since 2003 | Since 1997, Founder and Principal, Bransford Investment Partners (private asset management company) | 12 Portfolios | None |
| Stephen H. Hamrick, 51<br>50 Rockefeller Plaza<br>New York, NY 10020 | Trustee | Since 2003 | Chief Executive Officer, Carey Financial Corp. (1994-present) (Broker-Dealer); Managing Director, Carey Financial Corp. (1995-present) (Real Estate Investment Banking; Director), Duroplas Corp. (2001-present) (Manufacturer); Director, Orbitex Life Sciences & Biotechnology Fund, Inc. (2000-2003); Director, Orbitex Group of Funds (2000-2003) | 12 Portfolios | None |
| Leigh Alan Wilson, 59<br>50 Rockefeller Plaza<br>New York, NY 10020 | Trustee | Since 2003 | Chief Executive Officer, New Century Care, Inc. (1989-present) (Seniors Housing Management); Director, Chimney Rock Vineyard and Chimney Rock Winery (1992-present); President and Director, Key Mutual Funds, 30 portfolios (1989-present); Director, Orbitex Life Sciences & Biotechnology Fund, Inc. (2000-2003); Director, Orbitex Group of Funds (2000-2003) | 12 Portfolios | None |

**Officers**

| Name, Age and Address | Position(s) Held with Trust | Term / Length of Time Served | Principal Occupation(s) During Past 5 Years | Number of Portfolios in Fund Complex Overseen by Officer | Other Directorships Held by Officer |
|---|---|---|---|---|---|
| Stephen Ventimiglia, 47 1101 Stewart Avenue, Suite 207 Garden City, NY 11530 | Vice President And Secretary * | Since 1994 | Vice Chairman and Chief Investment Officer of Orbitex-Saratoga Capital Management, LLC | 12 Portfolios | None |
| Mark S. Marrone, 34 1101 Stewart Avenue, Suite 207 Garden City, NY 11530 | Treasurer and Chief Financial Officer | Since 2003 | Chief Financial Officer (2003) and National Marketing Manager (2000-2003) of Orbitex-Saratoga Capital Management , LLC; CPA2BIZ, Market Manager (1999-2000) | 12 Portfolios | None |

* Bruce E. Ventimiglia and Stephen Ventimiglia are brothers.

# SARATOGA ADVANTAGE TRUST

## Results of Shareholder Votes (unaudited)

On December 17, 2002, the Trust held a Special Meeting of Shareholders to consider a series of proposals.   The shareholders approved the proposals considered as follows:

1. To consider and act upon the approval of a new investment management agreement for each portfolio with Orbitex-Saratoga Capital Management, LLC.
2. To consider and act upon the approval of the addition of new trustees for the Saratoga Advantage Trust.

Actual vote tabulations are as follows (shares voted):

a).  Saratoga Large Capitalization Value Portfolio

|  | In Favor | Against | Abstained / Withheld |
|---|---|---|---|
| Proposal 1 | 2,438,937 | 40,383 | 30,358 |
| Proposal 2 | 2,475,940 | - | 33,738 |

b).  Saratoga Large Capitalization Growth Portfolio

|  | In Favor | Against | Abstained / Withheld |
|---|---|---|---|
| Proposal 1 | 2,024,391 | 30,692 | 43,768 |
| Proposal 2 | 2,065,723 | - | 33,128 |

c).  Saratoga Small Capitalization Portfolio

|  | In Favor | Against | Abstained / Withheld |
|---|---|---|---|
| Proposal 1 | 1,534,554 | 22,947 | 40,497 |
| Proposal 2 | 1,575,000 | - | 22,998 |

d).  Saratoga International Equity Portfolio

|  | In Favor | Against | Abstained / Withheld |
|---|---|---|---|
| Proposal 1 | 2,292,811 | 20,344 | 13,103 |
| Proposal 2 | 2,309,378 | - | 16,881 |

e).  Saratoga Investment Quality Bond Portfolio

|  | In Favor | Against | Abstained / Withheld |
|---|---|---|---|
| Proposal 1 | 1,680,779 | 22,956 | 26,955 |
| Proposal 2 | 1,706,213 | - | 24,477 |

# SARATOGA ADVANTAGE TRUST

## Results of Shareholder Votes (unaudited) (continued)

f).   Saratoga Municipal Bond Portfolio

|  | In Favor | Against | Abstained / Withheld |
|---|---|---|---|
| Proposal 1 | 362,349 | 5,472 | 10,350 |
| Proposal 2 | 373,750 | - | 4,421 |

g).   Saratoga U.S. Government Money Market Portfolio

|  | In Favor | Against | Abstained / Withheld |
|---|---|---|---|
| Proposal 1 | 18,497,131 | 79,276 | 261,370 |
| Proposal 2 | 18,727,581 | - | 110,196 |

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